THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED WITHOUT NOTICE. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE SUCH OFFER OR SALE IS NOT PERMITTED.

                                               Filed pursuant to Rule 424(b)(5)
                                                         SEC File No. 333-85142

                             SUBJECT TO COMPLETION
            PRELIMINARY PROSPECTUS SUPPLEMENT DATED APRIL 25, 2002

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 10, 2002)

                            25,000,000 EQUITY UNITS
             (INITIALLY CONSISTING OF 25,000,000 CORPORATE UNITS)

[LOGO] Alltel Corporation
                              ALLTEL CORPORATION

                               ----------------

      ALLTEL Corporation is offering 25,000,000 equity units. The equity units initially will consist of units referred to as corporate units, each with a stated amount of $50. Each corporate unit will include a purchase contract pursuant to which you will agree to purchase from us shares of our common stock on May 17, 2005, and we will make quarterly contract adjustment payments to you
at the rate of   % of the stated amount per year, as described in this
prospectus supplement. Each corporate unit will also include $50 principal amount of our senior notes due May 17, 2007. The notes will bear interest at a
rate of    % per year, which rate is expected to be reset on or after February
17, 2005. The notes will not trade separately from the corporate units unless and until substitution is made as described in this prospectus supplement.

      The corporate units have been approved for listing on the New York Stock Exchange, or NYSE, subject to notice of official issuance, under the symbol "AYZ." On April 25, 2002, the last reported sale price of our common stock on the NYSE was $53.09 per share.

      INVESTING IN THE EQUITY UNITS INVOLVES RISKS THAT ARE DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE S-21 OF THIS PROSPECTUS SUPPLEMENT.

                               ----------------


                                     PER CORPORATE UNIT TOTAL
                                     ------------------ -----
Public offering price (1)...........         $            $
Underwriting discount...............         $            $
Proceeds, before expenses, to ALLTEL         $            $

       (1)Plus accrued interest and accumulated contract adjustment payments
          from         , 2002, if settlement occurs after that date

      The underwriters may also purchase up to an additional 3,750,000 corporate units at the public offering price less the underwriting discount until 13 days after the closing of this offering in order to cover overallotments, if any.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The corporate units will be ready for delivery in book-entry form only
through The Depository Trust Company on or about         , 2002.

                               ----------------

                          JOINT BOOK-RUNNING MANAGERS

   BANC OF AMERICA SECURITIES LLC  MERRILL LYNCH & CO.  SALOMON SMITH BARNEY

                               ----------------

WACHOVIA SECURITIES, INC.
             BANC ONE CAPITAL MARKETS, INC.
                               MCDONALD INVESTMENTS INC.
                                                     STEPHENS INC.
                                                     SUNTRUST ROBINSON HUMPHREY

                               ----------------

           The date of this prospectus supplement is April   , 2002.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                               PAGE
                                                                               ----
About this Prospectus Supplement..............................................  S-3
Prospectus Supplement Summary.................................................  S-4
Risk Factors.................................................................. S-21
Use of Proceeds............................................................... S-27
Price Range of Common Stock and Dividend Policy............................... S-28
Capitalization................................................................ S-29
Accounting Treatment.......................................................... S-30
Description of the Equity Units............................................... S-31
Description of the Purchase Contracts......................................... S-35
Certain Provisions of the Purchase Contract Agreement and the Pledge Agreement S-47
Description of the Notes...................................................... S-51
Certain United States Federal Income Tax Consequences......................... S-56
Underwriting.................................................................. S-65
Legal Matters................................................................. S-68

                                  PROSPECTUS

                                                                                                PAGE
                                                                                                ----
About this Prospectus..........................................................................   1
Where You Can Find More Information............................................................   1
Special Note Regarding Forward-Looking Statements..............................................   2
ALLTEL Corporation.............................................................................   3
Use of Proceeds................................................................................   4
Ratios of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends   4
Description of Debt Securities.................................................................   6
Description of Capital Stock...................................................................  12
Description of Warrants........................................................................  16
Description of Depositary Shares...............................................................  17
Description of Stock Purchase Contracts and Equity Units.......................................  19
Plan of Distribution...........................................................................  20
Legal Opinions.................................................................................  21
Experts........................................................................................  21

                               ----------------

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                       ABOUT THIS PROSPECTUS SUPPLEMENT

      This document is in two parts. The first is this prospectus supplement, which describes the specific terms of the securities we are offering and other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the equity units offered by this prospectus supplement and accompanying prospectus.

      If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

      Unless we have indicated otherwise, all information in this prospectus supplement assumes that the underwriters do not exercise their overallotment option. Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to "ALLTEL Corporation," "ALLTEL," "we," "us" and "our" or similar terms are to ALLTEL Corporation and its predecessors, and references to our common stock include the associated preferred stock purchase rights under our Rights Agreement dated as of January 30, 1997.

                         PROSPECTUS SUPPLEMENT SUMMARY

      YOU SHOULD READ THE FOLLOWING SUMMARY IN CONJUNCTION WITH THE MORE DETAILED INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS, AND THE DOCUMENTS INCORPORATED THEREIN BY REFERENCE.

                                    ALLTEL

      ALLTEL is a customer-focused information technology company that provides communications and information services. We own subsidiaries that provide wireless and wireline local, long-distance, network access and internet services, information processing management services and advanced application software and wide area paging services. For the year ended December 31, 2001, we had $7.5 billion in revenues, $1.7 billion in operating income and $1.1 billion in net income.

      As of December 31, 2001, we provided wireless communications services to approximately 6.7 million customers in 21 states. We own a majority interest in wireless operations in 69 metropolitan statistical areas, or MSAs, covering a population of approximately 33.2 million potential customers, or POPs. We also own a majority interest in wireless operations in 132 rural statistical areas, or RSAs, representing approximately 16.3 million wireless POPs. We hold minority interests in operations in 35 other wireless markets, including the Chicago, Illinois and Houston, Texas MSAs. At year-end 2001, our wireless penetration rate (that is, the number of our customers as a percentage of the total population in our service areas) was 13.5%. Wireless revenues and sales comprised 50% of our total operating revenues from business segments in 2001.

      Our wireline operations consist of subsidiaries that are incumbent local exchange carriers, or ILECs and competitive local exchange carriers, or CLECs. Through these subsidiaries, we provide local telephone service to more than 2.6 million customers primarily located in rural areas in 15 states. Local telephone services include basic dial-tone, DSL (Digital Subscriber Line), internet, and other enhanced services including call waiting, call forwarding, three-way calling and voicemail. Our wireline subsidiaries also offer facilities for private line, data transmission and other communications services. Wireline revenues, which consist of local service, network access and long-distance and miscellaneous revenues, comprised 26% of our total operating revenues from business segments in 2001.

      Our information services subsidiary, ALLTEL Information Services, Inc., provides a wide range of information processing services primarily to the financial services and telecommunications industries through information processing centers that it staffs, equips and operates. ALLTEL Information Services, Inc. also develops and markets software worldwide to financial services and telecommunications companies operating their own information processing departments. Information services revenues and sales comprised 13% of our total operating revenues from business segments in 2001.

      Our communications support services business provides long-distance, directory publishing and product supply. As of December 31, 2001, we provided long-distance service to nearly 1.3 million customers. As of that date, our directory publishing business coordinated advertising, sales, printing and distribution for 452 telephone directory contracts in 35 states. Our product supply business distributes telecommunications equipment and materials to affiliated and non-affiliated communications and other companies. Communications support services revenues comprised 11% of our total operating revenues from business segments in 2001.

      We are incorporated in Delaware. Our principal executive offices are located at One Allied Drive, Little Rock, Arkansas 72202, and our telephone number is (501) 905-8000. Our website is located at www.alltel.com. Information on our website does not form part of this prospectus supplement or the accompanying prospectus.

                              RECENT DEVELOPMENTS

RECENT OPERATING RESULTS

      On April 25, 2002, we announced our results of operations for the quarter ended March 31, 2002. The following table sets forth selected unaudited consolidated financial data for ALLTEL and its subsidiaries for the three months ended March 31, 2002 and 2001. The consolidated selected financial data has been derived from our unaudited consolidated financial statements, and in our opinion, reflects all adjustments, consisting of normal recurring accruals, necessary to present fairly the data for those periods. Results of operations for the three months ended March 31, 2002 are not necessarily indicative of results that may be expected for the full year. You should read the table below together with our Current Report on Form 8-K filed on April 25, 2002 and incorporated by reference in this prospectus supplement and accompanying prospectus.

                                            THREE MONTHS ENDED
                                                 MARCH 31,
                                            -------------------
                                             2002        2001
                                            ------      -------
                                           (DOLLARS IN MILLIONS,
                                           EXCEPT PER SHARE DATA)
Total revenue and sales
   Wireless................................ $  944       $  919
   Wireline................................    499          485
   Communications support services.........    183          198
   Information services....................    239          260
   Intercompany eliminations...............    (32)         (35)
                                            ------      -------
       Total............................... $1,833       $1,827

Operating income
   Wireless................................ $  220       $  190
   Wireline................................    190          178
   Communications support services.........     14           22
   Information services....................     35           34
   Corporate expenses......................    (51)         (78)
                                            ------      -------
       Total............................... $  408       $  346

Income before taxes........................ $  343/(1)/  $  633/(2)/
Net income................................. $  214       $  396
Diluted earnings per share................. $  .68        $1.25
Ratio of earnings to fixed charges.........   5.37/(1)/    7.75/(2)/
Ratio of earnings to combined fixed charges
  and preferred stock dividends............   5.37/(1)/    7.75/(2)/

--------
Note: On January 1, 2002, ALLTEL, as required, adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." This standard changed the accounting for goodwill and other indefinite-lived intangible assets from an amortization method to an impairment-only approach. As of January 1, 2002, ALLTEL ceased amortization of goodwill, including goodwill recorded in past business combinations. In addition, we conducted a review of our other identifiable intangible assets and determined that our franchise rights and cellular and Personal Communications Services, or PCS, licenses met the indefinite life criteria outlined in SFAS No. 142, as we expect both the renewal by the granting authorities and the cash flows generated from these intangible assets to continue indefinitely. Accordingly, ALLTEL also ceased amortization of the franchise rights and wireless licenses as of January 1, 2002. Assuming the change in accounting for goodwill and other intangible assets was applied retroactively, pro forma net income and diluted earnings per share would have been $416 million and $1.32, respectively, for the three months ended March 31, 2001.

          During the first quarter of 2002, ALLTEL also changed its business segment reporting presentation by reclassifying the operating units of its emerging communications businesses to better align its financial reporting with our business segment mix and to provide clear comparisons to other communications companies within ALLTEL's peer group. Under the new reporting presentation, our CLEC operations and internet access operations have been combined and reported as part of the wireline business segment. All other segments, which include long-distance and network management services, communications products and directory publishing, have been reported together under a new segment classification titled "Communications Support Services." In addition, ALLTEL's information services segment no longer includes services provided to ALLTEL affiliates. These affiliate transactions have been reported in the corresponding communications segments, and accordingly, information services operating results only reflect ALLTEL's financial services business and non-affiliated telecommunications operations. These reclassifications did not affect previously reported consolidated operating income, net income or earnings per share of ALLTEL and its subsidiaries. Consolidated revenues and sales for prior periods were reduced as a result of reclassifying information services revenues previously billed to the wireline operations that were not eliminated pursuant to SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation." All prior period business segment information that is included in this prospectus supplement has been restated to give effect to ALLTEL's current business segment presentation. In the first quarter of 2002, ALLTEL also changed to a gross basis the reporting presentation for reimbursements of out-of-pocket expenses received from customers under the terms of its information services agreements in accordance with Emerging Issues Task Force Topic D-103. Previously, ALLTEL netted these reimbursements against expenses incurred to provide data processing and consulting services and included the net amount in operations expense. Prior period revenue and expense information has been reclassified to conform to the new reporting presentation. This change does not affect previously reported operating or net income of ALLTEL and its subsidiaries.

       (1)Income before taxes for the three months ended March 31, 2002 included pretax charges totaling $42.9 million consisting of $32.4 million incurred in connection with the restructuring of our CLEC, call center and retail store operations, write-downs of $7.1 million in the carrying value of cell site equipment and $3.4 million of costs associated with the conversion and integration of the Kentucky wireline properties. These items decreased net income by $26.1 million and diluted earnings per share by $0.09. Excluding these items, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends both would have been 5.92 for the three months ended March 31, 2002.

       (2)Income before taxes for the three months ended March 31, 2001 included pretax gains totaling $362.5 million and consisted of a $345.4 million pretax gain from the sale of PCS licenses, a pretax gain of $13.9 million from the dissolution of a wireless partnership and a pretax gain of $3.2 million from the sale of certain investments. Income before taxes also included pretax charges totaling $69.0 million incurred in connection with the restructuring of our operations. These items increased net income by $174.7 million and diluted earnings per share by $0.55. Excluding these items, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends both would have been 4.63 for the three months ended March 31, 2001.

PENDING ACQUISITIONS

      On October 31, 2001, we signed an agreement with Verizon Communications Inc. to purchase local telephone properties located in the State of Kentucky. Under the terms of the purchase agreement, we will acquire approximately 600,000 access lines for $1.9 billion in cash. The acquired wireline properties will overlap our existing wireless service in northeastern Kentucky and will increase our total access lines by approximately 25% to more than 3.0 million wireline customers. Upon the signing of this purchase agreement, we paid Verizon Communications Inc. a deposit equal to 10% of the total purchase price, or $190.7 million, with the balance of the cash payment (net of interest on the $190.7 million deposit) due at the time the transaction is completed. On February 13, 2002, we received the approval of the Kentucky Public Service Commission for this transaction. The transaction is subject to certain closing conditions, including regulatory approval by the Federal Communications Commission, and is expected to be completed in the third quarter of 2002. We refer to this transaction in this prospectus supplement as the "Verizon Wireline Acquisition."

      On March 19, 2002, we announced an agreement to purchase all the wireless properties owned by CenturyTel, Inc. for $1.65 billion in cash. In connection with this purchase, we expect to add more than 700,000 customers and expand our wireless footprint into new markets across Arkansas, Louisiana, Michigan, Mississippi, Texas and Wisconsin. Following the completion of the transaction, we expect to have approximately 7.4 million wireless customers. Also included in this transaction are minority partnership interests in cellular operations of approximately 2.0 million proportionate POPs and PCS licenses covering 1.3 million POPs in Wisconsin and Iowa. The transaction is subject to certain closing conditions, including FCC regulatory approval, and is expected to close in the third quarter of 2002. We refer to this transaction in this prospectus supplement as the "CenturyTel Wireless Acquisition."

                               THE OFFERING--Q&A

WHAT ARE EQUITY UNITS?

      The equity units consist of units referred to as corporate units and treasury units. The equity units offered will initially consist of 25,000,000 corporate units (28,750,000 corporate units if the underwriters exercise their overallotment option in full), each with a stated amount of $50. From each corporate unit, the holder may create a treasury unit, as described below.

WHAT ARE THE COMPONENTS OF A CORPORATE UNIT?

      Each corporate unit consists of a purchase contract and, initially, $50 principal amount of our notes. The note that is a component of each corporate unit is owned by you, but it will be pledged to us to secure your obligations under the purchase contract. If the notes are successfully remarketed or a tax event redemption occurs, in each case as described in this prospectus supplement, the applicable ownership interest in the Treasury portfolio (as described further below) will replace the note as a component of each corporate unit and will be pledged to us to secure your obligations under the purchase contract.

WHAT IS A PURCHASE CONTRACT?

      Each purchase contract underlying an equity unit obligates the holder to purchase, and us to sell, on May 17, 2005, for $50, a number of newly issued shares of our common stock equal to the "settlement rate." The settlement rate will be calculated, subject to adjustment as described under "Description of the Purchase Contracts--Anti-Dilution Adjustments," as follows:

      . if the applicable market value (as defined below) of our common stock
        is equal to or greater than the threshold appreciation price of $     ,
        the settlement rate will be          shares of our common stock;

      . if the applicable market value of our common stock is less than the threshold appreciation price but greater than the reference price (as defined below), the settlement rate will be equal to the stated amount of $50 divided by the applicable market value; and

      . if the applicable market value is less than or equal to the reference
        price, the settlement rate will be          shares of our common stock.

      The "applicable market value" means the average of the closing price per share of common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding May 17, 2005. The "reference price" is
$     , which is the last reported sale price of our common stock on the NYSE
on April   , 2002.

CAN I SETTLE A PURCHASE CONTRACT EARLY?

      Each holder has a right to settle a purchase contract at any time using
cash, in which case          shares of our common stock will be issued pursuant
to the purchase contract. See "Description of the Purchase Contracts--Early Settlement." In addition, if we are involved in a merger in which at least 30% of the consideration for our common stock consists of cash or cash equivalents, each holder of a purchase contract will have the right to accelerate and settle such purchase contract at the settlement rate in effect immediately before the cash merger. See "Description of the Purchase Contracts--Early Settlement Upon Cash Merger."

      Your right to exercise an early settlement right is subject to the condition that, if required under the U.S. federal securities laws, we have a registration statement under the Securities Act of 1933 in effect covering the common stock or other securities deliverable upon settlement of a purchase contract.

WHAT ARE TREASURY UNITS?

      Treasury units consist of a purchase contract and a 1/20 or 5% undivided beneficial ownership interest in a Treasury security. The Treasury security is a zero-coupon U.S. Treasury security with a principal amount at maturity of $1,000 that matures on May 15, 2005. The interest in the Treasury security that is a component of each treasury unit will be pledged to us to secure a holder's obligations under a purchase contract.

HOW CAN I CREATE TREASURY UNITS FROM CORPORATE UNITS?

      Unless the Treasury portfolio has replaced the notes as a component of corporate units as a result of a successful remarketing of the notes or a tax event redemption, each as described in this prospectus supplement, each holder of corporate units will have the right, at any time on or prior to the fifth business day immediately preceding May 17, 2005, to substitute for the notes held by the collateral agent zero-coupon Treasury securities that mature on May 15, 2005 in a total principal amount at maturity equal to the aggregate principal amount of the notes for which substitution is being made. This substitution will create treasury units, and the applicable notes will be released to the holder.

      Because U.S. Treasury securities are issued in multiples of $1,000, holders of corporate units may make this substitution only in integral multiples of 20 corporate units. If the Treasury portfolio has replaced the notes as a component of corporate units as a result of a successful remarketing of the notes or a tax event redemption, holders of corporate units may make
this substitution only in integral multiples of      corporate units, at any
time on or prior to the second business day immediately preceding May 17, 2005. If such a substitution is made, holders would also obtain the release of the appropriate applicable ownership interest in the Treasury portfolio rather than a release of the applicable notes.

HOW CAN I RECREATE CORPORATE UNITS FROM TREASURY UNITS?

      Unless the Treasury portfolio has replaced the notes as a component of corporate units as a result of a successful remarketing of the notes or a tax event redemption, each holder of treasury units will have the right, at any time on or prior to the fifth business day immediately preceding May 17, 2005, to substitute notes for the Treasury securities held by the collateral agent in a total principal amount of such notes equal to the aggregate principal amount at maturity of the Treasury securities for which substitution is being made. This substitution would create corporate units, and the applicable Treasury securities would be released to the holder.

      Because U.S. Treasury securities are issued in integral multiples of $1,000, holders of treasury units may make this substitution only in integral multiples of 20 treasury units. If the Treasury portfolio has replaced the notes as a component of corporate units as a result of a successful remarketing of the notes or a tax event redemption, holders of the treasury units may make this substitution at any time on or prior to the second business day immediately preceding May 17, 2005, but using the appropriate applicable ownership interest in the Treasury portfolio instead of notes, and only in
integral multiples of      treasury units.

WHAT PAYMENTS AM I ENTITLED TO AS A HOLDER OF CORPORATE UNITS?

      Holders of corporate units will be entitled to receive total cash
distributions at a rate of     % of the stated amount of $50 per year, payable
quarterly in arrears.

      Cash distributions will consist of interest payments on the notes or, if the Treasury portfolio has replaced the notes as a component of corporate units as a result of a successful remarketing or tax event redemption, distributions on the applicable ownership interest in the Treasury portfolio, at the rate of
     % of the stated amount per year and contract adjustment payments payable
by us at the rate of     % of the stated
amount per year, subject to our right to defer the payment of such contract adjustment payments as described below. We are not entitled to defer interest payments on the notes. The original issue discount rules that apply to contingent payment debt instruments should govern the income inclusions with respect to the notes for United States federal income tax purposes.

WHAT PAYMENTS AM I ENTITLED TO IF I CONVERT MY CORPORATE UNITS TO TREASURY
UNITS?

      Holders of treasury units will be entitled to receive quarterly cash distributions of contract adjustment payments payable by us at the rate of
      % of the stated amount of $50 per year, subject to our rights of deferral described below. In addition, an original issue discount will accrue on each Treasury security.

DOES ALLTEL HAVE THE OPTION TO DEFER CURRENT PAYMENTS?

      We have the right to defer the payment of contract adjustment payments until no later than May 17, 2005. However, such deferred contract adjustment
payments would accrue additional amounts at the rate of     % per year (equal
to the rate on the notes plus the rate of contract adjustment payments on the purchase contracts) until paid, compounded quarterly, to but excluding May 17, 2005.

      If we exercise our option to defer the payment of contract adjustment payments, then until the deferred contract adjustment payments have been paid, we will not, and will not permit any subsidiary of ours to, with certain exceptions, declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any shares of our capital stock.

      We are not entitled to defer payments of interest on the notes.

WHAT ARE THE PAYMENT DATES FOR THE CORPORATE UNITS?

      The current payments described above in respect of the corporate units will be payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, commencing August 17, 2002. In the case of contract adjustment payments, the payments will be payable to, but excluding, the earlier of May 17, 2005 or the most recent quarterly payment date on or before any early settlement of the purchase contracts. These contract adjustment payments are subject to the deferral provisions described in this prospectus supplement. Interest payments on the notes are described below under "--What interest payments will I receive on the notes?".

WHAT IS REMARKETING?

      The notes of corporate unit holders will be remarketed on the third business day immediately preceding February 17, 2005. The remarketing agent will use its reasonable efforts to obtain a price of approximately 100.5% of the purchase price for the Treasury portfolio. Proceeds from the remarketing equal to the Treasury portfolio purchase price will be applied to purchase the Treasury portfolio. The Treasury portfolio will then be substituted for the notes and will be pledged to the collateral agent to secure the corporate unit holders' obligations to purchase our common stock under the purchase contracts. When paid at maturity, an amount of the Treasury portfolio equal to the principal amount of the notes will automatically be applied to satisfy the corporate unit holders' obligations to purchase our common stock under the purchase contracts.

      In addition, the remarketing agent may deduct, as a remarketing fee, an amount not exceeding 25 basis points (.25%) of the Treasury portfolio purchase price from any amount of the proceeds in excess of the Treasury portfolio purchase price. The remarketing agent will then remit the remaining portion of the proceeds from the remarketing, if any, for the benefit of the holders.

      If the remarketing of the notes on the third business day preceding February 17, 2005 fails because the remarketing agent cannot obtain a price of at least 100% of the Treasury portfolio purchase price or a condition precedent to the remarketing has not been satisfied, the notes will continue to be a component of the corporate units and another remarketing will be attempted on the third business day preceding May 17, 2005, as described below.

      If there has not been a prior successful remarketing of the notes, the notes of corporate unit holders who have not notified the purchase contract agent on or prior to the fifth business day before May 17, 2005 of their intention to pay cash in order to satisfy their obligations under the purchase contracts will be remarketed on the third business day immediately preceding May 17, 2005. In this remarketing, the remarketing agent will use its reasonable efforts to obtain a price of approximately 100.5% of the aggregate principal amount of these notes. The portion of the proceeds from the remarketing equal to the total principal amount of the notes will automatically be applied to satisfy in full the corporate unit holder's obligations to purchase our common stock under the purchase contracts.

      The remarketing agent will deduct, as a remarketing fee, an amount equal to 25 basis points (.25%) of the aggregate principal amount of the remarketed notes from any amount of the proceeds in excess of the aggregate principal amount of the remarketed notes. The remarketing agent will remit the remaining portion of the proceeds from the remarketing, if any, for the benefit of the holders.

      If the remarketing of the notes on the third business day preceding May 17, 2005 fails because the remarketing agent cannot obtain a price of at least 100% of the total principal amount of the notes or a condition precedent to the remarketing has not been satisfied, we will exercise our rights as a secured party to dispose of the notes in accordance with applicable law and to satisfy in full, from the proceeds of the disposition, the holder's obligation to purchase our common stock under the purchase contracts.

WHAT IS THE TREASURY PORTFOLIO?

      The Treasury portfolio is a portfolio of zero-coupon U.S. Treasury securities consisting of:

      . interest or principal strips of U.S. Treasury securities that mature on or prior to May 15, 2005 in an aggregate amount equal to the principal amount of the notes included in the corporate units, and

      . with respect to the scheduled interest payment date on the notes that occurs on May 17, 2005, in the case of a successful remarketing of the notes, or with respect to each scheduled interest payment date on the notes that occurs after the tax event redemption date and on or before May 17, 2005 in the case of a tax event redemption, interest or principal strips of U.S. Treasury securities that mature on or prior to that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on that interest payment date on the principal amount of the notes included in the corporate units assuming no reset of the interest rate on the notes.

IF I AM NOT A PARTY TO A PURCHASE CONTRACT, MAY I STILL PARTICIPATE IN A REMARKETING OF MY NOTES?

      Holders of notes that are not components of corporate units may elect, in the manner described in this prospectus supplement under "Description of Notes--Optional Remarketing," to have their notes remarketed by the remarketing agent. If your notes are not components of corporate units and you do not elect to participate in a remarketing, the interest rate on your notes will still be reset at the earliest date upon which notes that are components of corporate units are reset as described below under "--When will the interest rate on the notes be reset?".

BESIDES PARTICIPATING IN A REMARKETING, HOW ELSE WILL MY OBLIGATIONS UNDER THE PURCHASE CONTRACTS BE SATISFIED?

      Holders of equity units may satisfy their obligations, or their obligations will be terminated, under the purchase contracts:

      . through early settlement by the earlier delivery of cash to the purchase contract agent in the manner described in this prospectus supplement; provided that at such time, if so required under the U.S. federal securities laws, there is in effect a registration statement covering the common stock to be delivered in respect of the purchase contracts being settled;

      . in the case of holders of corporate units, by settling the purchase contracts with cash on the fifth business day prior to May 17, 2005 with prior notification to the purchase contract agent;

      . through early settlement upon a cash merger in the manner described in this prospectus supplement; provided that at such time, if so required under the U.S. federal securities laws, there is in effect a registration statement covering the securities to be delivered in respect of the purchase contracts being settled; or

      . without any further action, upon the termination of the purchase contracts as a result of our bankruptcy, insolvency or reorganization.

      If the holder of an equity unit settles a purchase contract early, or if the holder's purchase contract is terminated as a result of our bankruptcy, insolvency or reorganization, such holder will have no right to receive any accrued contract adjustment payments or deferred contract adjustment payments.

WHAT INTEREST PAYMENTS WILL I RECEIVE ON THE NOTES?

      Interest payments on the notes will be payable initially at the annual
rate of     % of the principal amount of $50 per note to, but excluding,
February 17, 2005, or May 17, 2005 if the interest rate is not reset three business days prior to February 17, 2005. Following a reset of the interest rate three business days prior to February 17, 2005 or three business days prior to May 17, 2005, the notes will bear interest from the date of the settlement of the successful remarketing at the reset rate to, but excluding, May 17, 2007. The original issue discount rules that apply to contingent payment debt instruments should govern the income inclusions with respect to the notes for United States federal income tax purposes.

WHAT ARE THE PAYMENT DATES ON THE NOTES?

      Interest payments on the notes will be payable quarterly in arrears on each February 17, May 17, August 17 and November 17, commencing on August 17, 2002.

WHEN WILL THE INTEREST RATE ON THE NOTES BE RESET?

      Unless a tax event redemption has occurred, the interest rate on the notes will be reset on the third business day immediately preceding February 17, 2005, assuming there is a successful remarketing of the notes, and such reset rate will become effective from the date of the settlement of the successful remarketing. However, if the remarketing of the notes on the third business day immediately preceding February 17, 2005 results in a failed remarketing, the interest rate will not be reset on that date and instead will be reset on the third business day immediately preceding May 17, 2005, and such reset rate will become effective from the date of the settlement of the successful remarketing. If the remarketing of the notes on the third business day immediately preceding May 17, 2005 also results in a failed remarketing, the interest rate on the notes will not be reset.

WHAT IS THE RESET RATE?

      In the case of a reset on the third business day immediately preceding February 17, 2005, the reset rate will be the rate determined by the reset agent as the rate the notes should bear in order for the notes included in corporate units to have an aggregate market value on the reset date of 100.5% of the Treasury portfolio purchase price. In the case of a reset on the third business day immediately preceding May 17, 2005, the reset rate will be the rate determined by the reset agent as the rate the notes should bear in order for each note to have an aggregate market value of 100.5% of the principal amount of the note. The reset rate may not exceed the maximum rate, if any, permitted by applicable law.

WHEN MAY THE NOTES BE REDEEMED?

      The notes are redeemable at our option, in whole but not in part, upon the occurrence and continuation of a tax event under the circumstances described in this prospectus supplement under "Description of Notes--Tax Event Redemption." Following any such redemption of the notes, which we refer to as a tax event redemption, prior to May 17, 2005, holders that own corporate units will own the applicable ownership interest of the Treasury portfolio as a component of their corporate units.

WHAT ARE THE PRINCIPAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES RELATED TO THE CORPORATE UNITS, TREASURY UNITS AND NOTES?

      A beneficial owner of corporate units or notes, if separated from corporate units, will be treated as owning an interest in a debt instrument that should be subject to the Treasury regulations that govern contingent payment debt instruments. If the notes are subject to these rules, through February 17, 2005, a holder of corporate units or notes would be required to include in gross income an amount in excess of the interest actually received, regardless of the holder's usual method of tax accounting, and would generally recognize ordinary income or loss, rather than capital gain or loss, on the sale, exchange or disposition of the notes or of the corporate units, to the extent such income or loss is allocable to the notes.

      A beneficial owner of treasury units will be required to include in gross income any original issue discount with respect to the Treasury securities as it accrues on a constant yield to maturity basis. If the Treasury portfolio has replaced the notes as a component of corporate units as a result of a successful remarketing of the notes or a tax event redemption, a beneficial owner of corporate units will be required to include in gross income its allocable share of original issue discount on the Treasury portfolio as it accrues on a constant yield to maturity basis. We intend to report contract adjustment payments and deferred contract adjustment payments, if any, as income to you, but you may want to consult your tax advisor concerning possible alternative characterizations.

WILL THE EQUITY UNITS BE LISTED ON A STOCK EXCHANGE?

      The corporate units have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "AYZ." Neither the treasury units nor the notes will be initially listed. However, if either of those securities are separately traded to a sufficient extent that the applicable exchange listing requirements are met, we may, but need not cause, those securities to be listed on the exchange on which the corporate units are then listed.

WHAT ARE THE RIGHTS AND PRIVILEGES OF THE COMMON STOCK?

      The shares of common stock that you will be obligated to purchase under the purchase contracts have one vote per share. For more information, please see the discussion of our common stock in this prospectus supplement under "Risk Factors--Risks Related to the Equity Units" and in the accompanying prospectus under "Description of Capital Stock."

WHAT ARE THE USES OF PROCEEDS FROM THE OFFERING?

      We estimate that the net proceeds from the sale of equity units in this offering will be approximately $1.2 billion (approximately $1.4 billion if the underwriters exercise their overallotment option in full), after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, including working capital and the expansion of our business through strategic acquisitions as opportunities arise. Currently, it is anticipated that a significant portion of the net proceeds (together with proceeds from other financings) will be used to fund a portion of the cash purchase price of the Verizon Wireline Acquisition and CenturyTel Wireless Acquisition. See "Use of Proceeds."

                      THE OFFERING--EXPLANATORY DIAGRAMS

      The following diagrams demonstrate some of the key features of the purchase contracts, the notes, the corporate units and the treasury units, and the transformation of corporate units into treasury units and separate notes. The following diagrams assume that the notes are successfully remarketed, the interest rate on the notes is reset on the third business day immediately preceding February 17, 2005, early settlement does not occur and there are no adjustments to the settlement rate. For clarity, the following diagrams also use approximate maturity and other dates.

PURCHASE CONTRACT

      Corporate units and treasury units both include a purchase contract under which the holder agrees to purchase, and we agree to sell, shares of our common stock at the end of three years. In addition, the purchase contracts include contract adjustment payments as shown in the diagrams on the following pages.



                [GRAPHIC: Value of Shares Delivered at Settlement and Percentage of Shares Delivered at Settlement]




--------
(1)For each of the percentage categories shown, the percentage of shares to be delivered upon settlement to a holder of corporate units or treasury units is determined by dividing (a) the related number of shares to be delivered, as indicated in the footnote for each category, by (b) an amount equal to $50, the stated amount, divided by the reference price.
(2)If the applicable market value of our common stock is less than or equal to
   $    , the number of shares to be delivered will be calculated by dividing the stated amount by the reference price. The "applicable market value" means the average of the closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding May 17, 2005.
(3)If the applicable market value of our common stock is between $    and $
   , the number of shares to be delivered will be calculated by dividing the stated amount by the applicable market value.
(4)If the applicable market value of our common stock is greater than or equal
   to $    , the number of shares to be delivered will be calculated by dividing the stated amount by the threshold appreciation price.
(5)The "reference price" is $    , which is the last reported sale price of our
   common stock on the NYSE on        , 2002.
(6)The "threshold appreciation price" is equal to $    .

CORPORATE UNITS
                    [GRAPHIC: Components of Corporate Units]


--------
.. The holder owns the note but will pledge it to us to secure its obligations under the purchase contract.

.. Following a successful remarketing of the notes or a tax event redemption, the applicable ownership interest in the Treasury portfolio will replace the notes as a component of the corporate unit.

TREASURY UNITS
                     [GRAPHIC: Components of Treasury Units]



--------
.. The investor owns the Treasury security but will pledge it to us to secure its obligations under the purchase contract.

NOTES



                            [GRAPHIC: Terms of Notes]

TRANSFORMING CORPORATE UNITS INTO TREASURY UNITS AND NOTES

      . To create a treasury unit, a holder separates a corporate unit into its two components--purchase contract and the note--and then combines the purchase contract with a zero-coupon Treasury security that matures concurrently with the maturity of the purchase contract.

      . The note, which is no longer a component of the corporate unit, is tradeable as a separate security.

      . The holder owns the Treasury security but will pledge it to us to secure its obligations under the purchase contract.

      . The Treasury security together with the purchase contract constitutes a treasury unit.

        [GRAPHIC: Transformation of Corporate Units into Treasury Units]



      . Following the successful remarketing of the notes or a tax event redemption, upon the transformation of a corporate unit into a treasury unit, the applicable ownership interest in the Treasury portfolio, rather than the note, will be released to the holder and will trade separately.

      . The holder can also transform treasury units and notes into corporate units. Following that transformation, the Treasury security, which is no longer a component of the treasury unit, is tradeable as a separate security.

      . The transformation of corporate units into treasury units and notes, and the transformation of treasury units and notes into corporate units, require certain minimum amounts of securities, as more fully described in this prospectus supplement.

              SUMMARY SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The following table sets forth certain consolidated financial information for ALLTEL and its subsidiaries. The periods presented include merger and integration expenses, gain on disposal of assets and other special charges and unusual items. You should read the following table together with the consolidated financial statements and accompanying notes of ALLTEL and its subsidiaries, incorporated by reference into this prospectus supplement.

                                               YEAR ENDED DECEMBER 31,
                                        ---------------------------------
                                        2001(1)      2000(2)      1999(3)
                                        -------      -------      -------
                                                (DOLLARS IN MILLIONS,
                                                EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Total revenues and sales
   Wireless............................ $ 3,832      $ 3,536      $ 3,034
   Wireline............................   1,965        1,856        1,751
   Communications support services.....     824          907          777
   Information services................   1,035        1,015        1,002
   Intercompany eliminations...........    (150)        (154)         (62)
                                        -------      -------      -------
       Total........................... $ 7,506      $ 7,160      $ 6,502

Operating income
   Wireless............................ $   828      $   867      $   862
   Wireline............................     733          659          615
   Communications support services.....      91           63           35
   Information services................     146          144          143
   Corporate expenses..................    (133)         (66)        (130)
                                        -------      -------      -------
       Total........................... $ 1,665      $ 1,667      $ 1,525

Income before taxes.................... $ 1,752/(1)/ $ 3,351/(2)/ $ 1,331/(3)/
Net income............................. $ 1,067      $ 1,929      $   784
Diluted earnings per share............. $  3.40      $  6.08      $  2.47
Ratio of earnings to fixed charges.....    5.92/(1)/   10.01/(2)/    4.81/(3)/
Ratio of earnings to combined fixed
  charges and preferred stock dividends    5.92/(1)/   10.00/(2)/    4.79/(3)/

BALANCE SHEET DATA (AT PERIOD END)
Net property, plant and equipment...... $ 6,781      $ 6,549      $ 5,735
Total assets........................... $12,609      $12,182      $10,774
Total redeemable preferred stock
  and long-term debt................... $ 3,863      $ 4,613      $ 3,752
Total shareholders' equity............. $ 5,566      $ 5,095      $ 4,206
Long-term debt as a percentage of total
  capitalization.......................    41.3%        47.9%        47.6%

--------
Note:During the first quarter of 2002, ALLTEL changed its business segment reporting presentation by reclassifying the operating units of its emerging communications businesses to better align its financial reporting with our business segment mix and to provide clear comparisons to other communications companies within ALLTEL's peer group. Under the new reporting presentation, our CLEC operations and internet access operations have been combined and reported as part of the wireline business segment. All other segments, which include long-distance and network management services, communications products and directory publishing, have been reported together under a new segment classification titled

    "Communications support services." In addition, ALLTEL's information services segment no longer includes services provided to ALLTEL affiliates. These affiliate transactions have been reported in the corresponding communications segments, and accordingly, information services operating results only reflect ALLTEL's financial services business and non-affiliated telecommunications operations. These reclassifications did not affect previously reported consolidated operating income, net income or earnings per share of ALLTEL and its subsidiaries. Consolidated revenues and sales for prior periods were reduced as a result of reclassifying information services revenues previously billed to the wireline operations that were not eliminated pursuant to SFAS No. 71 "Accounting for the Effects of Certain Types of Regulation." All prior period business segment information that is included in this prospectus supplement has been restated to give effect to ALLTEL's current business segment presentation. In the first quarter of 2002, ALLTEL also changed to a gross basis the reporting presentation for reimbursements of out-of-pocket expenses received from customers under the terms of its information services agreements in accordance with Emerging Issues Task Force Topic D-103. Previously, ALLTEL netted these reimbursements against expenses incurred to provide data processing and consulting services and included the net amount in operations expense. Prior period revenue and expense information has been reclassified to conform to the new reporting presentation. This change does not affect previously reported operating or net income of ALLTEL and its subsidiaries.

(1) Income before taxes for 2001 included pretax gains totaling $360.5 million comprised of a $347.8 million pretax gain from the sale of PCS licenses, a pretax gain of $9.5 million from the dissolution of a wireless partnership and a pretax gain of $3.2 million from the sale of certain investments. Income before taxes also included pretax charges totaling $95.1 million comprised of termination fees of $2.9 million incurred in connection with the early retirement of long-term debt, charges of $77.1 million incurred in connection with the restructuring of operations of ALLTEL and its subsidiaries, and write-downs of $15.1 million in the carrying value of cell site equipment. These items increased net income by $157.9 million and diluted earnings per share by $0.50. Excluding these items, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends both would have been 5.16 for 2001.

(2) Income before taxes for 2000 included pretax gains totaling $1,943.5 million comprised of a pretax gain of $1,345.5 million from the exchange of wireless properties with Bell Atlantic and GTE, a pretax gain of $36.0 million from the sale of certain PCS assets and a pretax gain of $562.0 million from the sale of investments, principally consisting of WorldCom common stock. Income before taxes also included pretax charges totaling $51.9 million comprised of a $15.0 million write-down of an investment, integration and other charges of $25.4 million incurred in connection with the acquisition of wireless assets and certain restructuring activities of the information services business of ALLTEL and its subsidiaries, and a $11.5 million charge incurred in connection with a litigation settlement. These items increased net income by $1,102.3 million and diluted earnings per share by $3.48. Excluding these items, the ratio of earnings to fixed charges would have been 4.85 for 2000 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 4.84 for 2000.

(3) Income before taxes for 1999 included a pretax gain of $43.1 million from the sale of WorldCom common stock. Income before taxes also included a pretax charge of $90.5 million in connection with the closing of ALLTEL's and/or subsidiaries' mergers with Aliant Communications Inc., Liberty Cellular Inc., Advanced Information Resources Limited, and Southern Data Systems and with certain loss contingencies and other restructuring activities. These items decreased net income by $38.9 million and diluted earnings per share by $0.12. Excluding these items, the ratio of earnings to fixed charges would have been 4.95 for 1999 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 4.93 for 1999.

                                 RISK FACTORS

      BEFORE PURCHASING THE EQUITY UNITS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS TOGETHER WITH THE OTHER INFORMATION CONTAINED AND INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN ORDER TO EVALUATE AN INVESTMENT IN THE EQUITY UNITS.

                       RISKS RELATED TO THE EQUITY UNITS

YOU ASSUME THE RISK THAT THE MARKET VALUE OF OUR COMMON STOCK MAY DECLINE.

      Although as a holder of equity units you will be the beneficial owner of the notes, Treasury portfolio or Treasury securities, as the case may be, you do have an obligation pursuant to the purchase contract to buy our common stock. Prior to May 17, 2005, unless you pay cash to satisfy your obligation under the purchase contract early or the purchase contracts are terminated due to our bankruptcy, insolvency or reorganization, either the proceeds derived from the successful remarketing of the notes or the principal of the applicable ownership interest in the Treasury portfolio when paid at maturity, in the case of corporate units, or the principal of the Treasury securities when paid at maturity, in the case of treasury units, will automatically be used to purchase a specified number of newly issued shares of our common stock on your behalf. The market value of the common stock that you receive on May 17, 2005 may be
less than the effective price per share of $       paid by you for our common
stock when you purchased your equity units. Accordingly, you assume the risk that the market value of our common stock may decline, and that the decline could be substantial.

THE OPPORTUNITY FOR EQUITY APPRECIATION PROVIDED BY AN INVESTMENT IN THE EQUITY UNITS IS LESS THAN THAT PROVIDED BY A DIRECT INVESTMENT IN OUR COMMON STOCK.

      Your opportunity for equity appreciation afforded by investing in the equity units is less than your opportunity for equity appreciation if you invested directly in our common stock. This opportunity is less because the market value of our common stock to be received by you pursuant to the purchase contract on May 17, 2005 (assuming that the market value is the same as the applicable market value of our common stock) will only exceed the effective
price per share of $       paid by you for our common stock when you purchased
your equity units if the applicable market value of our common stock exceeds the threshold appreciation price (which represents an appreciation of
approximately   % over $      ). This situation occurs because, in this event,
you would receive on May 17, 2005 only approximately   % (the percentage equal
to $       divided by the threshold appreciation price) of the shares of our common stock that you would have received if you had made a direct investment in our common stock on the date of this prospectus supplement.

THE TRADING PRICES FOR THE EQUITY UNITS WILL BE DIRECTLY AFFECTED BY THE TRADING PRICES OF OUR COMMON STOCK AND OTHER FACTORS.

      The trading prices of corporate units and treasury units in the secondary market will be directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the equity units, or the perception that such sales could occur, could affect the price of our common stock. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of our common stock underlying the purchase contracts and of the other components of the equity units. Any such arbitrage could, in turn, affect the trading prices of the corporate units, treasury units, notes and our common stock.

IF YOU HOLD EQUITY UNITS, YOU WILL NOT BE ENTITLED TO ANY RIGHTS WITH RESPECT TO OUR COMMON STOCK, BUT YOU WILL BE SUBJECT TO ALL CHANGES MADE WITH RESPECT TO OUR COMMON STOCK.

      If you hold equity units, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will only be entitled to rights on our common stock if and when we deliver shares of our common stock upon settlement of the purchase contracts on May 17, 2005, or as a result of early settlement of a purchase contract, as the case may be, and the applicable record date, if any, for the exercise of rights or the receipt of dividends or other distributions that occur after that date. For example, if an amendment is proposed to our Certificate of Incorporation or by-laws in connection with a recapitalization of our capital stock and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of our common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

WE MAY ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK WHICH COULD MATERIALLY AND ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

      The number of shares of our common stock that you are entitled to receive on May 17, 2005 or as a result of early settlement of a purchase contract is subject to adjustment for certain events, including stock splits and combinations, stock dividends and certain other actions by us that modify our capital structure. We will not adjust the number of shares of our common stock that you are to receive on May 17, 2005, or as a result of early settlement of a purchase contract, for other events, including issuances of common stock for cash or in connection with employee benefit plans, arrangements or issuances by us or in connection with acquisitions. We are not restricted from issuing additional shares of our common stock during the term of the purchase contracts and have no obligation to consider your interests for any reason. If we issue additional shares of our common stock, it may materially and adversely affect the price of our common stock, and, because of the relationship of the number of shares to be received on May 17, 2005 to the price of our common stock, such other events may adversely affect the trading price of corporate units or treasury units.

THE SECONDARY MARKET FOR THE EQUITY UNITS MAY BE ILLIQUID, REDUCING THEIR TRADING PRICES.

      It is not possible to predict how corporate units, treasury units or notes will trade in the secondary market or whether the market will be liquid or illiquid. There is currently no secondary market for our corporate units, our treasury units or the notes. The corporate units have been approved for listing on the NYSE, subject to notice of official issuance. If the treasury units or the notes are separately traded to a sufficient extent that applicable exchange listing requirements are met, we may (but are not required to) endeavor to cause the treasury units or notes to be listed on the exchange on which the corporate units are then listed. There can be no assurance as to the liquidity of any market that may develop for the corporate units, the treasury units or the notes, your ability to sell these securities or whether a trading market, if it develops, will continue. In addition, if you were to substitute Treasury securities for notes or notes for Treasury securities, thereby converting your corporate units to treasury units or your treasury units to corporate units, as the case may be, the liquidity of corporate units or treasury units could be adversely affected. There can be no assurance that the corporate units will not be delisted from the NYSE or that trading in the corporate units will not be suspended as a result of your election to create treasury units by substituting collateral, which could cause the number of corporate units to fall below the requirement for listing securities on the NYSE that at least 1,000,000 corporate units be outstanding at any time.

YOUR RIGHTS TO THE PLEDGED SECURITIES WILL BE SUBJECT TO OUR SECURITY INTEREST, THEREBY LIMITING YOUR ABILITY TO TRADE SUCH SECURITIES.

      Although you will be the beneficial owner of the notes, Treasury securities or Treasury portfolio, as applicable, those securities will be pledged to the collateral agent to secure your obligations under the purchase contracts. Thus, your rights to the pledged securities will be subject to our security interest. Additionally, notwithstanding the automatic termination of the purchase contracts if we become the subject of a case under the U.S. Bankruptcy Code, the delivery of the pledged securities to you may be delayed by the imposition of the automatic stay of Section 362 of the Bankruptcy Code.

WE MAY REDEEM THE NOTES UPON THE OCCURRENCE OF A TAX EVENT.

      We have the option to redeem the notes, on not less than 30 days or more than 60 days prior written notice, in whole but not in part, at any time before May 17, 2007 if a tax event occurs and continues under the circumstances described in this prospectus supplement under "Description of Notes--Tax Event Redemption" (referred to as a "tax event redemption"). If we exercise this option, we will redeem the notes at the redemption price (as defined in this prospectus supplement) plus accrued and unpaid interest, if any. If we redeem the notes, we will pay the redemption price in cash to the holders of the notes. If the tax event redemption occurs before February 17, 2005, or before May 17, 2005 if the notes are not successfully remarketed on the third business day immediately preceding February 17, 2005, the redemption price payable to you as a holder of the corporate units will be distributed to the collateral agent. The collateral agent will, in turn, apply an amount equal to the redemption price to purchase the Treasury portfolio on your behalf and will remit the remainder of the redemption price to you. The Treasury portfolio will then be substituted for the notes as collateral to secure your obligations under the purchase contracts related to the corporate units. If your notes are not components of corporate units, you will receive redemption payments directly. There can be no assurance as to the effect on the market prices for the corporate units if we substitute the Treasury portfolio as collateral in place of any notes so redeemed. A tax event redemption will be a taxable event to the holders of the notes.

THE PURCHASE CONTRACT AGREEMENT WILL NOT BE QUALIFIED UNDER THE TRUST INDENTURE ACT AND THE OBLIGATIONS OF THE PURCHASE CONTRACT AGENT ARE LIMITED.

      The purchase contract agreement between the purchase contract agent and us will not be qualified as an indenture under the Trust Indenture Act of 1939, and the purchase contract agent will not be required to qualify as a trustee under the Trust Indenture Act. Thus, you will not have the benefit of the protection of the Trust Indenture Act with respect to the purchase contract agreement or the purchase contract agent.

      The notes constituting a part of the corporate units will be issued pursuant to an indenture, which has been qualified under the Trust Indenture Act. Accordingly, if you hold equity units, you will not have the benefit of the protections of the Trust Indenture Act other than to the extent applicable to a note included in a corporate unit.

      The protections generally afforded the holder of a security issued under an indenture that has been qualified under the Trust Indenture Act include:

      . disqualification of the indenture trustee for "conflicting interests," as defined under the Trust Indenture Act;

      . provisions preventing a trustee that is also a creditor of the issuer from improving its own credit position at the expense of the security holders immediately prior to or after a default under such indenture; and

      . the requirement that the indenture trustee deliver reports at least annually with respect to certain matters concerning the indenture trustee and the securities.

THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE EQUITY UNITS ARE UNCLEAR.

      No statutory, judicial or administrative authority directly addresses the treatment of the equity units or instruments similar to the equity units for United States federal income tax purposes. As a result, the United States federal income tax consequences of the purchase, ownership and disposition of equity units are not entirely clear. In addition, any gain on the disposition of a note prior to the purchase contract settlement date should generally be treated as ordinary interest income; thus, the ability to offset such interest income with a loss, if any, on a purchase contract may be limited. For additional tax-related risks, see "Certain United States Federal Income Tax Consequences."

BECAUSE THE NOTES WILL BE ISSUED WITH ORIGINAL ISSUE DISCOUNT, YOU WILL HAVE TO INCLUDE INTEREST IN YOUR TAXABLE INCOME BEFORE YOU RECEIVE CASH.

      Because of the manner in which the interest rate on the notes is reset, the notes should be classified as contingent payment debt instruments subject to the "noncontingent bond method" for accruing original issue discount for United States federal income tax purposes. Assuming the notes are so treated, original issue discount will accrue from the issue date of the notes and will be included in your gross income for United States income tax purposes on a constant yield-to-maturity basis, regardless of your usual method of tax accounting, and adjustments will be made to reflect actual payments on the notes. For all accrual periods ending on or prior to February 17, 2005, the original issue discount that accrues on the notes will exceed the stated interest payments on the notes. In addition, any gain on the disposition of a note before the purchase contract settlement date will generally be treated as ordinary interest income, and the ability to offset this interest income with a loss, if any, on a purchase contract may be limited. For additional tax-related risks, see "Certain United States Federal Income Tax Consequences--Notes."

THE TRADING PRICE OF THE NOTES MAY NOT FULLY REFLECT THE VALUE OF THEIR ACCRUED BUT UNPAID INTEREST.

      The notes may trade at a price that does not fully reflect the value of their accrued but unpaid interest. If you dispose of your notes between record dates for interest payments, you will be required to include in gross income the daily portions of original issue discount through the date of disposition in income as ordinary income, and to add this amount to your adjusted tax basis in the notes disposed of. To the extent the selling price is less than your adjusted tax basis, you will recognize a loss.

                            RISKS RELATED TO ALLTEL

WE FACE INTENSE COMPETITION IN OUR WIRELESS BUSINESS THAT COULD REDUCE OUR MARKET SHARE OR ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

      Currently, the FCC allows up to 10 wireless carriers to operate in the same geographic area. A majority of our markets have five or more wireless carriers. The presence of multiple competitors within our wireless markets has made it increasingly difficult to attract new customers and retain existing ones. As a result of increased competition, we anticipate that the price per minute for wireless voice services will decline while costs to acquire customers, including handset subsidies and advertising and promotion costs, may increase. Our ability to continue to compete effectively will depend upon our ability to successfully market our products and services and to identify and respond to various competitive factors affecting the wireless industry, including changes in rate plans, introduction of new services and technologies, changes in consumer preferences and demographics and economic trends. Failure to successfully market our products and services or to adequately and timely respond to competitive factors could reduce our market share or adversely affect our revenue or net income.

      In the current market, our ability to compete also depends on our ability to offer regional and national calling plans to our customers. We rely on roaming agreements with other wireless carriers to provide roaming capabilities in areas not covered by our network. These agreements are subject to renewal and termination if certain events occur, including if network quality standards are not maintained. If we are unable to maintain or renew these agreements, our ability to continue to provide competitive regional and nationwide wireless service to our customers could be impaired, which, in turn, would have an adverse impact on our wireless operations.

WE ARE SUBJECT TO GOVERNMENT REGULATION OF THE TELECOMMUNICATIONS INDUSTRY.

      As a provider of wireless communication services, we are subject to regulation by the FCC. The FCC has rules governing the construction and operation of wireless communications systems and licensing and technical standards for the provision of wireless communication services. In addition, the FCC and the Federal Aviation Administration regulate the siting, lighting, and construction of transmitter towers and antennae. Tower siting and construction is also subject to state and local zoning as well as federal statutes regarding environmental and historic preservation.

      Licenses granted to us by the FCC to provide wireless communications services were originally issued for 10-year terms and may be renewed for additional 10-year terms subject to FCC approval of the renewal applications. Failure to comply with FCC requirements in a given service area could result in the revocation of our license for that area or in the imposition of fines.

      As a provider of wireline communication services, we have been granted franchises by each of the 15 states in which we operate. We are subject to regulation from the regulatory commissions in each of these 15 states as well as from the FCC. State regulatory commissions have primary jurisdiction over local and intrastate rates that we charge customers, including other telecommunications companies, and service quality standards. The FCC has primary jurisdiction over the interstate access rates that we charge other telecommunications companies that use our network and issues related to interstate service. Future revenues, costs, and capital investment in our wireline business could be adversely affected by material changes to these regulations.

RAPID AND SIGNIFICANT CHANGES IN TECHNOLOGY COULD REQUIRE US TO SIGNIFICANTLY INCREASE CAPITAL INVESTMENT OR COULD RESULT IN REDUCED DEMAND FOR OUR SERVICES.

      Technologies for communications and information services are rapidly changing. In our wireless business, we employ Code Division Multiple Access, or CDMA, digital technology in the majority of our markets. This technology is still evolving and we expect further developments that would allow us to provide new products and services to our customers. However, if this happens, we may be required to make significant capital investments to implement this new technology.

      New communications technologies may also impact our wireline and long-distance businesses. For example, we may be unable to retain existing wireline customers who decide to replace their wireline telephone service with wireless telephone service. Furthermore, the development and deployment of fixed wireless technology in our wireline markets could provide our competitors with an alternative means to access the home and provide local telephone service to our wireline customers. In the long-distance business, new technologies such as voice over internet protocol could provide our long-distance customers with a lower cost alternative to our long-distance services.

      Finally, changing technologies may impact our information services business. Our information services business has developed and continues to develop products that are utilized in a UNIX based environment. New technologies as well as changes in regulation and the development of new products, create the need to continually update and modify our software and systems offered to our customers. Developing and adapting to these new technologies may require significant investment by us, and our success in doing so will determine our ability to retain existing customers and attract new ones.

      The failure to invest in and deploy new technologies for our wireless or information services businesses, or the proliferation of replacement technologies impacting our wireline or long-distance businesses, could require us to make significant additional capital investment or could result in reduced demand for our services, both of which could adversely impact our financial performance and results of operations.

OUR FINANCIAL RESULTS COULD BE ADVERSELY IMPACTED IF WE ARE UNABLE TO SUCCESSFULLY INTEGRATE PENDING OR COMPLETED ACQUISITIONS.

      We have made several acquisitions over the past several years as part of our strategy to grow the scale and scope of each of our primary businesses. On October 31, 2001 we signed a definitive agreement to acquire Verizon Communications Inc.'s approximately 600,000 local telephone lines in Kentucky for $1.9 billion in cash. On March 19, 2002, we announced a definitive agreement to acquire CenturyTel Inc.'s approximately 700,000 wireless customers and certain other assets for $1.65 billion in cash. We expect each of these acquisitions to close in the third quarter of 2002 (see "Prospectus Supplement Summary--Recent Developments").

      We expect certain benefits to arise from these acquisitions, including revenue and market penetration improvements and certain efficiencies and synergies. Our ability to realize these benefits will depend on the successful completion and integration of the acquisitions. The acquisitions are subject to various closing conditions and there can be no assurance that such conditions will be met. Further, our success in integrating the acquisitions will involve, among other things, the conversion of network and billing systems, changes in branding and product offerings, and combining our operations with those of the acquired properties. If we are not successful in this integration, our financial results could be adversely impacted. Additionally, our management may be required to dedicate significant time and effort to this integration process which could divert their attention from other business concerns.

OUR HOLDING COMPANY STRUCTURE RESULTS IN STRUCTURAL SUBORDINATION AND MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON THE EQUITY UNITS.

      The equity units are obligations exclusively of ALLTEL. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the equity units, depends upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the equity units or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

      Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the equity units to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

                                USE OF PROCEEDS

      We estimate that the net proceeds from the sale of equity units in this offering will be approximately $1.2 billion (approximately $1.4 billion if the underwriters exercise their overallotment option in full), after deducting the underwriting discount and estimated offering expenses payable by us. We expect to use the net proceeds from this offering for general corporate purposes, including working capital and the expansion of our business through strategic acquisitions as opportunities arise. Currently, it is anticipated that a significant portion of the net proceeds (together with proceeds from other financings as described below) will be used to fund the remaining $1.7 billion cash purchase price for the Verizon Wireline Acquisition and the $1.65 billion cash purchase price for the CenturyTel Wireless Acquisition.

      Pending the application of the net proceeds as described immediately above, we will apply such proceeds to either (i) reduce our outstanding commercial paper borrowings or (ii) purchase short-term marketable securities. As of March 31, 2002, we had $21.0 million of commercial paper borrowing outstanding (with a weighted averaged interest rate of 2.05%).

      On April 10, 2002, the SEC declared effective our shelf registration statement, filed on March 29, 2002, which allows us to offer up to $5.0 billion of our securities from time to time, of which this offering is a part. The aggregate remaining cost of our recently announced acquisitions is estimated at approximately $3.35 billion. In addition to the net proceeds from this offering, we currently anticipate funding the remaining cost of these acquisitions through funds borrowed or received under (i) a senior bridge credit facility for which we have received commitments, (ii) our commercial paper program and (iii) debt securities issued under the shelf registration statement referred to above. Affiliates of the underwriters are lenders under our existing revolving credit facility which supports borrowings under our commercial paper program and have provided the commitments under the senior bridge credit facility. Those affiliates may receive some of the proceeds of this offering.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock trades on the NYSE and the Pacific Stock Exchange under the symbol "AT." The following table sets forth on a per share basis the high and low sales prices for our common stock for the periods indicated as reported on the NYSE composite transactions reporting system, as well as the dividends declared on our common stock for these periods.

                                             HIGH   LOW   DIVIDENDS
                                            ------ ------ ---------
2000
   First Quarter........................... $82.38 $55.88   $0.32
   Second Quarter..........................  70.44  59.06    0.32
   Third Quarter...........................  64.94  47.75    0.32
   Fourth Quarter..........................  65.63  50.50    0.33
2001
   First Quarter........................... $68.69 $49.43   $0.33
   Second Quarter..........................  61.30  50.01    0.33
   Third Quarter...........................  65.15  54.57    0.33
   Fourth Quarter..........................  65.15  56.90    0.34
2002
   First Quarter........................... $63.25 $52.15   $0.34
   Second Quarter (through April 25, 2002).  56.35  51.45    0.34

      On April 25, 2002, the last reported sale price of our common stock on the NYSE was $53.09 per share. As of April 25, 2002, there were approximately 256,500 holders of record of our common stock.

      We declare and pay dividends on our common stock on a quarterly basis and we currently expect to continue this practice in the foreseeable future. Our board of directors periodically considers appropriate dividend policies and practices relating to future dividends on our common stock.

                                CAPITALIZATION

      The following table sets forth our capitalization at December 31, 2001 and our capitalization as adjusted to reflect the sale of 25,000,000 equity units and the application of the net proceeds therefrom as described under "Use of Proceeds." When you read this data, you should also read the detailed information and financial statements appearing in documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                         AS OF DECEMBER 31, 2001
                                                         -----------------------
                                                           ACTUAL    AS ADJUSTED
                                                         ---------   -----------
                                                          (DOLLARS IN MILLIONS)
Long-term debt (including current maturities)........... $   3,913       $
Common stock:
   $1 par value; 1.0 billion shares
   authorized, 310.5 million issued and outstanding (1).       311
Other shareholders' equity (2)..........................     5,255
   Total shareholders' equity...........................     5,566

                                                         ---------
       Total capitalization............................. $   9,479       $
                                                         =========       ==

--------

(1)Amount excludes the common stock issuable upon settlement of the purchase contracts underlying the corporate units and common stock issuable upon the exercise of 16.3 million outstanding options.

(2)Reflects an adjustment of approximately $         million representing the
   present value of the contract adjustment payments payable in connection with the purchase contracts underlying the corporate units and approximately
   $     million representing a portion of the issuance costs allocated to the purchase contracts.

                             ACCOUNTING TREATMENT

      The net proceeds from the sale of the equity units will be allocated between the purchase contracts and the notes on our financial statements. The present value of the contract adjustment payments will be initially charged to equity, with an offsetting credit to liabilities. Subsequent contract adjustment payments will be allocated between this liability account and interest expense based on a constant rate calculation over the life of the transaction.

      The purchase contracts are forward transactions in our common stock. Upon settlement of a purchase contract, we will receive $50 on that purchase contract and will issue the requisite number of shares of our common stock. The $50 we receive will be credited to shareholders' equity and allocated between the common stock and paid-in-capital accounts.

      Before the issuance of shares of our common stock upon settlement of the purchase contracts, we expect that the equity units will be reflected in our earnings per share calculations using the treasury stock method. Under this method, the number of shares of common stock used in calculating earnings per share (based on the settlement formula applied at the end of the reporting period) is deemed to be increased by the excess, if any, of the number of shares issuable upon settlement of the purchase contracts over the number of shares that could be purchased by us in the market, at the average market price during the period, using the proceeds receivable upon settlement. Consequently, we anticipate that there will be no dilutive effect on our earnings per share except during periods when the average market price of a share of our common
stock is above the threshold appreciation price of $     .

                        DESCRIPTION OF THE EQUITY UNITS

      The summary of the equity units and certain provisions of the purchase contract agreement set forth below is not complete and is qualified in all respects by reference to that agreement, a form of which has been filed as an exhibit to a Form 8-K which is incorporated by reference in the registration statement of which this prospectus supplement forms a part.

      We will issue the equity units under the purchase contract agreement between the purchase contract agent and us. The equity units initially will consist of 25,000,000 corporate units (28,750,000 corporate units if the underwriters exercise their overallotment option in full), each with a stated amount of $50.

      Each corporate unit will consist of a unit comprising:

      (1)  a purchase contract pursuant to which:

          . the holder will purchase from us no later than May 17, 2005, for the stated amount, a number of newly issued shares of our common stock equal to the settlement rate described below under "Description of the Purchase Contracts--Purchase of Common Stock,"

          . we will make unsecured contract adjustment payments to the holder
            at the rate of   .  % of the $50 stated amount per year, paid
            quarterly, subject to our right to defer these payments; and

      (2)  either

          . a note having a principal amount equal to the stated amount, or

          . following a successful remarketing of the notes on the third business day immediately preceding February 17, 2005, or the occurrence of a tax event redemption prior to May 17, 2005, the appropriate applicable ownership interest in a portfolio of zero-coupon U.S. Treasury securities, which we refer to as the "Treasury portfolio".

      "Applicable ownership interest" means, with respect to a corporate unit and the U.S. Treasury securities in the Treasury portfolio:

      . a 1/20, or 5%, undivided beneficial ownership interest in a $1,000 principal or interest amount of a principal or interest strip in a U.S. Treasury security included in the Treasury portfolio that matures on or prior to May 15, 2005; and

      . for the scheduled interest payment date on the notes that occurs on May
        17, 2005, in the case of a successful remarketing of the notes, or for each scheduled interest payment date on the notes that occurs after the tax event redemption date and on or before May 17, 2005, in the case of
        a tax event redemption, a .     % undivided beneficial ownership
        interest in a $1,000 principal or interest amount of a principal or interest strip in a U.S. Treasury security included in the Treasury portfolio that matures on or prior to that interest payment date.

      For United States federal income tax purposes, the purchase price of each corporate unit will be allocated between the purchase contract and the note in proportion to their respective fair market values at the time of issuance. We expect that, at the time of issuance, the fair market value of each note will be $50 and the fair market value of each purchase contract will be $0. This position will generally be binding on each beneficial owner of a corporate unit, but not on the Internal Revenue Service.

      As long as an equity unit is in the form of a corporate unit, the note or the appropriate applicable ownership interest in the Treasury portfolio, as applicable, forming a part of the corporate unit will be pledged to the collateral agent to secure the holder's obligation to purchase shares of our common stock under the purchase contract.

CREATING TREASURY UNITS

      Unless the Treasury portfolio has replaced the notes as a component of the corporate units as the result of a successful remarketing of the notes or a tax event redemption, each holder of corporate units will have the right, at any time on or prior to the fifth business day immediately preceding May 17, 2005, to substitute for the notes held by the collateral agent zero-coupon
Treasury securities (CUSIP No.       ) maturing on May 15, 2005, which we refer
to as "Treasury securities," in a total principal amount at maturity equal to the aggregate principal amount of the notes for which substitution is being made. This substitution will create treasury units, and the applicable notes will be released to the holder.

      Because Treasury securities are issued in multiples of $1,000, holders of corporate units may make this substitution only in integral multiples of 20 corporate units. If the Treasury portfolio has replaced the notes as a component of the corporate units as the result of a successful remarketing of the notes or a tax event redemption, holders of corporate units may make
substitutions only in multiples of        corporate units, at any time on or
prior to the second business day immediately preceding May 17, 2005. In such a case, holders would also obtain the release of the appropriate applicable ownership interest in the Treasury portfolio rather than a release of the applicable notes.

      Each treasury unit will consist of a unit with a stated amount of $50 and will contain two components:

      (1)  a purchase contract pursuant to which:

          . the holder will purchase from us no later than May 17, 2005, for the stated amount, a number of newly issued shares of our common stock equal to the settlement rate described below under "Description of the Purchase Contracts--Purchase of Common Stock," and

          . we will make unsecured contract adjustment payments to the holders
            at the rate of   .  % of the $50 stated amount per year, paid
            quarterly, subject to our rights to defer these payments; and

      (2) a 1/20, or 5%, undivided beneficial ownership interest in a Treasury security that matures on May15, 2005 and has a principal amount at maturity of $1,000.

      For example, to create 20 treasury units if the Treasury portfolio has not replaced the notes as a component of the corporate units, the corporate unit holder will:

          . deposit with the collateral agent a Treasury security that matures on May 15, 2005 and has a principal amount at maturity of $1,000, and

          . transfer 20 corporate units to the purchase contract agent accompanied by a notice stating that the holder has deposited a Treasury security with the collateral agent and requesting the release to the holder of the 20 notes relating to the 20 corporate units.

      Upon that deposit and the receipt of an instruction from the purchase contract agent to the collateral agent, the collateral agent will release the related 20 notes from the pledge under the pledge agreement, free and clear of our security interest, to the purchase contract agent. The purchase contract agent will then:

          . cancel the 20 corporate units,

          . transfer the 20 related notes to the holder, and

          . deliver 20 treasury units to the holder.

      The Treasury security will be substituted for the notes and will be pledged to the collateral agent to secure the holder's obligation to purchase our common stock under the purchase contract. The notes released to the holder thereafter will trade separately from the resulting treasury units. Contract adjustment payments will be payable by us on these treasury units on each payment date from the later of August 17, 2002 and the last payment date on which contract adjustment payments were made. In addition, original issue discount will accrue on the related Treasury securities.

RECREATING CORPORATE UNITS

      Unless the Treasury portfolio has replaced the notes as a component of the corporate units as a result of a successful remarketing of the notes or a tax event redemption, each holder of treasury units will have the right, at any time on or prior to the fifth business day immediately preceding May 17, 2005, to substitute for the Treasury securities held by the collateral agent notes in an aggregate principal amount equal to the aggregate principal amount at maturity of the Treasury securities. This substitution would create corporate units, and the applicable Treasury securities would be released to the holder.

      Because Treasury securities are issued in integral multiples of $1,000, holders of treasury units may make this substitution only in integral multiples of 20 treasury units. If the Treasury portfolio has replaced the notes as a component of the corporate units as the result of a successful remarketing of the notes or a tax event redemption, holders of the treasury units may make this substitution at any time on or prior to the second business day immediately preceding May 17, 2005, but using the appropriate applicable ownership interest in the Treasury portfolio instead of notes and only in
integral multiples of         treasury units.

      For example, to create 20 corporate units, the treasury units holder will:

          . deposit with the collateral agent 20 notes, which notes must have been purchased in the open market at the holder's expense, and

          . transfer 20 treasury units certificates to the purchase contract agent accompanied by a notice stating that the treasury units holder has deposited 20 notes with the collateral agent and requesting that the purchase contract agent instruct the collateral agent to release the Treasury security relating to those treasury units.

      Upon that deposit and the receipt of an instruction from the purchase contract agent to the collateral agent, the collateral agent will release the Treasury securities from the pledge under the pledge agreement, free and clear of our security interest, to the purchase contract agent. The purchase contract agent will then:

          . cancel the 20 treasury units,

          . transfer the Treasury securities to the holder of treasury units, and

          . deliver 20 corporate units to the holder.

      The substituted notes will be pledged with the collateral agent to secure the corporate unit holder's obligation to purchase common stock under the purchase contract.

      Holders that elect to substitute pledged securities, thereby creating treasury units or recreating corporate units, will be responsible for any fees or expenses payable in connection with the substitution.

CURRENT PAYMENTS

      Holders of corporate units are entitled to receive aggregate cash payments at the rate of % of the $50 stated amount per year from and after the original issue date, payable quarterly in arrears. The quarterly payments on the corporate units will consist of interest on the note or cash distributions on the applicable ownership interest in the Treasury portfolio, as applicable, payable at the rate of % of the stated amount per year, and quarterly contract adjustment payments payable by us at the rate of . % of the stated amount per year, subject to our right to defer the payment of such contract adjustment payments. The original issue discount rules that apply to contingent payment debt instruments should govern the income inclusions with respect to the notes for United States federal income tax purposes.

      Holders who create treasury units will be entitled to receive quarterly contract adjustment payments payable by us at the rate of . % of the stated amount per year, subject to our right to defer the payments of such contract adjustment payments. In addition, original issue discount will accrue on the Treasury securities.

      Our obligations with respect to the contract adjustment payments will be subordinate and junior in right of payment to our senior indebtedness. "Senior indebtedness" with respect to the contract adjustment payments means indebtedness of any kind provided the instrument under which such indebtedness is incurred does not expressly provide otherwise. The notes will be our senior unsecured obligations and will rank equal in right of payment with all of our other senior unsecured obligations. See "Description of Debt Securities" in the accompanying prospectus.

ABSENCE OF VOTING AND OTHER RIGHTS

      Holders of purchase contracts forming part of the corporate units or the treasury units, in their capacities as such holders, will have no voting or other rights in respect of our common stock.

LISTING OF THE SECURITIES

      The corporate units have been approved for listing on the NYSE under the symbol "AYZ," subject to notice of official issuance. Unless and until substitution has been made as described in "--Creating Treasury Units" or "--Recreating Corporate Units," neither the note nor Treasury portfolio component of a corporate unit, nor the Treasury security component of a treasury unit, will trade separately from corporate units or treasury units. The note or Treasury portfolio component will trade as a unit with the purchase contract component of the corporate unit, and the Treasury security component will trade as a unit with the purchase contract component of the treasury unit.

      If treasury units or notes are separately traded to a sufficient extent that the applicable exchange listing requirements are met, we may but need not cause the treasury units or notes to be listed on the exchange on which the corporate units are then listed.

MISCELLANEOUS

      We or our affiliates may from time to time, to the extent permitted by law, purchase any of the corporate units, treasury units or notes which are then outstanding by tender, in the open market or by private agreement.

                     DESCRIPTION OF THE PURCHASE CONTRACTS

      The summary of the purchase contract agreement, purchase contracts, pledge agreement, remarketing agreement, indenture and supplemental indenture set forth below is not complete and is qualified in all respects by reference to those agreements, forms of which have been filed as an exhibit to a Form 8-K which is incorporated by reference in the registration statement of which this prospectus forms a part.

PURCHASE OF COMMON STOCK

      Each purchase contract underlying an equity unit will obligate the holder of the purchase contract to purchase, and us to sell, on May 17, 2005, for an amount in cash equal to $50, the stated amount of each equity unit, a number of newly issued shares of our common stock equal to the "settlement rate." The settlement rate will be calculated, subject to adjustment under the circumstances described in "--Anti-Dilution Adjustments," as follows:

      . if the applicable market value is equal to or greater than the
        threshold appreciation price of $       , which is approximately   %
        above the reference price of $       , the settlement rate will be  .
        , which is equal to the stated amount divided by the threshold appreciation price. Accordingly, if, between the date of this prospectus supplement and the period during which the applicable market value is measured, the market price for our common stock increases to an amount that is higher than the threshold appreciation price, the aggregate market value of the shares of our common stock issued upon settlement of each purchase contract will be higher than the stated amount, assuming that the market price of our common stock is the same as the applicable market value of our common stock. If the market price is the same as the threshold appreciation price, the aggregate market value of the shares will be equal to the stated amount, assuming that the market value of our common stock on the date of settlement is the same as the applicable market value of our common stock;

      . if the applicable market value is less than the threshold appreciation price but greater than the reference price, the settlement rate will be equal to the stated amount divided by the applicable market value. Accordingly, if the market price for our common stock increases between the date of this prospectus supplement and the period during which the applicable market value is measured, but the market price is less than the threshold appreciation price, the aggregate market value of the shares of our common stock issued upon settlement of each purchase contract will be equal to the stated amount, assuming that the market price of our common stock on the date of settlement is the same as the applicable market value of our common stock; and

      . if the applicable market value is less than or equal to the reference
        price, the settlement rate will be  .   , which is equal to the stated
        amount divided by the reference price. Accordingly, if the market price for our common stock decreases between the date of this prospectus supplement and the period during which the applicable market value is measured, the aggregate market value of the shares of our common stock issued upon settlement of each purchase contract will be less than the stated amount, assuming that the market value is the same as the applicable market value of our common stock. If the market price stays the same, the aggregate market value of the shares of our common stock will be equal to the stated amount, assuming that the market value is the same as the applicable market value of our common stock.

      "Applicable market value" means the average of the closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding May 17, 2005 or, in the event of a cash merger, ending on the third trading day immediately preceding the consummation of the cash merger.

      "Closing price" of our common stock on any date of determination means the closing sale price (or, if no closing price is reported, the last reported sale price) of our common stock on the NYSE on that date or, if our common stock is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States national or regional securities exchange on which our common stock is so listed. If our common stock is not so listed on a United States national or regional securities exchange, the closing price means the last closing sale price of our common stock as reported by the Nasdaq Stock Market, or, if our common stock is not so reported, the last quoted bid price for our common stock in the over-the-counter market as reported by the National Quotation Bureau or similar organization. If the bid price is not available, the closing price means the market value of our common stock on the date of determination as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

      A "trading day" means a day on which our common stock is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of our common stock.

      We will not issue any fractional shares of our common stock pursuant to the purchase contracts. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis) in respect of purchase contracts being settled by a holder of corporate units or treasury units, the holder will be entitled to receive an amount of cash equal to the fraction of a share times the applicable market value.

      On the business day immediately preceding May 17, 2005, unless:

      . a holder of corporate units or treasury units has settled the purchase contracts through the early delivery of cash to the purchase contract agent in the manner described under "--Early Settlement;"

      . a holder of corporate units or treasury units has settled the purchase contracts early in the manner described under "--Early Settlement Upon Cash Merger;"

      . a holder of corporate units that include notes has settled the purchase contracts with separate cash on the business day immediately preceding May 17, 2005 pursuant to prior notice in the manner described under "--Notice to Settle with Cash;"

      . a holder of corporate units has had the notes related to the holder's purchase contracts successfully remarketed on the third business day immediately preceding May 17, 2005 if the notes were not successfully remarketed on the third business day immediately preceding February 17, 2005 in the manner described herein; or

      . an event described under "--Termination" below has occurred,

      then

      . in the case of corporate units, unless the Treasury portfolio has replaced the notes as a component of the corporate units as the result of a successful remarketing of the notes on the third business day immediately preceding February 17, 2005 or a tax event redemption, we will exercise our rights as a secured party to dispose of the notes in accordance with applicable law, and

      . in the case of treasury units or, in the event that the Treasury portfolio has replaced the notes as a component of the corporate units as the result of a successful remarketing of the notes on the third business day immediately preceding February 17, 2005 or a tax event redemption, in the case of corporate units, the principal amount of the Treasury securities, or the appropriate applicable ownership interest in the Treasury portfolio, as applicable, when paid at maturity, will automatically be applied to satisfy in full the holder's obligation to purchase shares of our common stock under the purchase contracts.

      Shares of our common stock will then be issued and delivered to the holder or the holder's designee, upon presentation and surrender of the certificate evidencing the equity units and payment by the holder of any transfer or similar taxes payable in connection with the issuance of our common stock to any person other than the holder.

      Each holder of corporate units or treasury units, by acceptance of these securities, will be deemed to have:

      . irrevocably agreed to be bound by the terms and provisions of the purchase contracts and the pledge agreement and to have agreed to perform its obligations thereunder for so long as the holder remains a holder of the equity units, and

      . duly appointed the purchase contract agent as the holder's attorney-in-fact to enter into and perform the purchase contracts and pledge agreement on behalf of and in the name of the holder.

      In addition, each beneficial owner of corporate units or treasury units, by acceptance of this interest, will be deemed to have agreed to treat:

      . itself as the owner of the related notes, the appropriate applicable ownership interest in the Treasury portfolio or the Treasury securities, as the case may be, and

      . the notes as indebtedness for all tax purposes.

REMARKETING

      Pursuant to the remarketing agreement and subject to the terms of the supplemental remarketing agreement among the remarketing agent, the purchase contract agent and us, unless a tax event redemption has occurred, the notes of corporate unit holders will be remarketed on the third business day immediately preceding February 17, 2005.

      The remarketing agent will use its reasonable efforts to remarket these notes at an aggregate price of approximately 100.5% of the Treasury portfolio purchase price described below. The portion of the proceeds from the remarketing equal to the Treasury portfolio purchase price will be applied to purchase a Treasury portfolio consisting of:

      . interest or principal strips of U.S. Treasury securities that mature on or prior to May 15, 2005 in an aggregate amount equal to the principal amount of the notes included in corporate units, and

      . interest or principal strips of U.S. Treasury securities that mature on or prior to May 15, 2005 in an aggregate amount equal to the aggregate interest payment that would be due on that date on the principal amount of the notes included in corporate units if the interest rate on the notes was not reset as described in "Description of the Notes--Market Rate Reset."

The Treasury portfolio will be substituted for the notes and will be pledged to the collateral agent to secure the corporate unit holders' obligation to purchase our common stock under the purchase contracts.

      In addition, the remarketing agent may deduct, as a remarketing fee, an amount not exceeding 25 basis points (.25%) of the Treasury portfolio purchase price from any amount of the proceeds in excess of the Treasury portfolio purchase price. The remarketing agent will then remit any remaining portion of the proceeds for the benefit of the holders. Holders of corporate units whose notes are remarketed will not otherwise be responsible for the payment of any remarketing fee in connection with the remarketing.

      As used in this context, "Treasury portfolio purchase price" means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent on the third business day immediately preceding February 17, 2005 for the purchase of the Treasury portfolio described above for settlement on February 17, 2005.

      "Quotation agent" means Merrill Lynch Government Securities, Inc. or its successor or any other primary U.S. government securities dealer in New York City selected by us.

      If (1) despite using its reasonable efforts, the remarketing agent cannot remarket the notes, other than to us, at a price equal to or greater than 100% of the Treasury portfolio purchase price, or (2) the remarketing has not occurred because a condition precedent to the remarketing has not been fulfilled, in each case resulting in a failed remarketing, the notes will continue to be a component of corporate units, and another remarketing will be attempted as described below.

      If the remarketing of the notes on the third business day preceding February 17, 2005 has resulted in a failed remarketing, and unless a tax event redemption has occurred, the notes of corporate unit holders who have failed to notify the purchase contract agent on or prior to the fifth business day immediately preceding May 17, 2005 of their intention to settle the purchase contracts with separate cash will be remarketed on the third business day immediately preceding May 17, 2005.

      The remarketing agent will then use its reasonable efforts to remarket these notes at a price of approximately 100.5% of the aggregate principal amount of the notes. The portion of the proceeds from this remarketing equal to the aggregate principal amount of the notes will automatically be applied to satisfy in full the corporate unit holders' obligations to purchase our common stock.

      In addition, the remarketing agent will deduct, as a remarketing fee, an amount equal to 25 basis points (.25%) of the aggregate principal amount of the remarketed notes from any amount of the proceeds in excess of the aggregate principal amount of the remarketed notes. The remarketing agent will then remit any remaining portion of the proceeds for the benefit of the holders. Holders of corporate units whose notes are remarketed will not otherwise be responsible for the payment of any remarketing fee in connection with the remarketing.

      If (1) despite using its reasonable efforts, the remarketing agent cannot remarket the notes, other than to us, at a price equal to or greater than 100% of the aggregate principal amount of the notes, or (2) the remarketing has not occurred because a condition precedent to the remarketing has not been fulfilled, in each case resulting in a failed remarketing, we will exercise our rights as a secured party to either dispose of, or obtain and extinguish, the notes in accordance with applicable law and satisfy in full each holder's obligation to purchase our common stock under the purchase contracts.

      We will cause a notice of any failed remarketing to be published on the second business day immediately preceding February 17, 2005 or May 17, 2005, as applicable, by publication in a daily newspaper in the English language of general circulation in New York City, which is expected to be THE WALL STREET JOURNAL. In addition, we will request, not later than seven nor more than 15 calendar days prior to a remarketing date, that the depositary notify its participants holding notes, corporate units and treasury units of the remarketing, including, in the case of a second failed remarketing, the procedures that must be followed if a note holder wishes to exercise its right to put its note to us as described in this prospectus supplement. If required, we will endeavor to ensure that a registration statement with regard to the full amount of the notes to be remarketed will be effective in a form that will enable the remarketing agent to rely on it in connection with the remarketing process. It is currently anticipated that Merrill Lynch, Pierce, Fenner & Smith Incorporated will be the remarketing agent.

EARLY SETTLEMENT

      A holder of corporate units may settle the purchase contracts (unless a tax event redemption has occurred) on or prior to the fifth business day immediately preceding May 17, 2005 by presenting and surrendering the equity unit certificate evidencing those corporate units at the offices of the purchase contract agent, provided that at such time, if so required under the U.S. federal securities laws, there is in effect a registration statement covering the shares of our common stock to be delivered in respect of the purchase contracts being settled. The holder should also present the form of "Election to Settle Early" on the reverse side of that certificate completed and executed as indicated, accompanied by payment to us in immediately available funds of an amount equal to $50 times the number of purchase contracts being settled. However, if the applicable ownership interest in the Treasury portfolio has become a component of the corporate units as a result of a successful remarketing of the notes or a tax event redemption prior to May 17, 2005, holders of those corporate units may settle early only in
integral multiples of       corporate units at any time on or prior to the
second business day immediately preceding May 17, 2005.

      A holder of treasury units may settle the purchase contracts on or prior to the fifth business day immediately preceding May 17, 2005 by presenting and surrendering the equity unit certificate evidencing those treasury units at the offices of the purchase contract agent, provided that at such time, if so required under the U.S. federal securities laws, there is in effect a registration statement covering the shares of our common stock to be delivered in respect of the purchase contracts being settled. The holder should also present the form of election to settle early on the reverse side of that certificate completed and executed as indicated, accompanied by payment to us in immediately available funds of an amount equal to $50 times the number of purchase contracts being settled. Holders of treasury units may settle early only in integral multiples of 20 treasury units.

      We have agreed that, if required under U.S. federal securities laws, we will use commercially reasonable efforts to (1) have in effect a registration statement covering the shares of our common stock to be delivered in respect of the purchase contracts being settled and (2) provide a prospectus in connection therewith, in each case in a form that may be used in connection with the early settlement.

      So long as the equity units are evidenced by one or more global security certificates deposited with the depositary, procedures for early settlement will also be governed by standing arrangements between the depositary and the purchase contract agent.

      Upon early settlement of the purchase contracts related to any corporate units or treasury units:

      . except as described below in "--Early Settlement Upon Cash Merger," as
        a holder of equity units, you will receive   .   of a newly issued
        share of our common stock per corporate units or treasury units, accompanied by this prospectus supplement, as amended or stickered, regardless of the market price of our common stock on the date of the early settlement. The number of shares of our common stock will be subject to adjustment under the circumstances described in "--Anti-Dilution Adjustments" below,

      . the notes, the applicable ownership interest in the Treasury portfolio or the Treasury securities, as applicable, related to the corporate units or treasury units will be transferred to the holder free and clear of our security interest,

      . your right to receive future contract adjustment payments, if any, will terminate, and

      . no adjustment will be made to you, or for you, on account of any amounts accrued (including deferred amounts) in respect of contract adjustment payments.

      If the purchase contract agent receives an equity unit certificate, accompanied by the completed "Election to Settle Early" form and the requisite amount of immediately available funds, from you by 5:00 p.m., New York City time, on a business day, that day will be considered the early settlement date. If the purchase contract agent receives those documents after 5:00 p.m., New York City time, on a business day or at any time on a day that is not a business day, the next business day will be considered the early settlement date.

      Upon early settlement of purchase contracts in the manner described above, presentation and surrender of the equity unit certificate evidencing the related corporate units or treasury units and payment of any transfer or similar taxes payable by the holder in connection with the issuance of our common stock to any person other than the holder of the corporate units or treasury units, we will cause the shares of our common stock being purchased to be issued, and the notes, the applicable ownership interest in the Treasury portfolio or the Treasury securities, as the case may be, securing the purchase contracts to be released from the pledge under the pledge agreement described in "--Pledged Securities and Pledge Agreement" and transferred, within three business days following the settlement date, to you or your designee.

NOTICE TO SETTLE WITH CASH

      Unless the Treasury portfolio has replaced the notes as a component of corporate units as a result of a successful remarketing of the notes or a tax event redemption, a holder of corporate units may settle the purchase contract with separate cash prior to 11:00 a.m., New York City time, on the business day immediately preceding May 17, 2005. A holder of corporate units wishing to settle the purchase contract with separate cash must notify the purchase contract agent by presenting and surrendering the corporate unit certificate evidencing the corporate units at the offices of the purchase contract agent with the form of "Notice to Settle by Separate Cash" on the reverse side of the certificate completed and executed as indicated on or prior to 5:00 p.m., New York City time, on the fifth business day immediately preceding May 17, 2005. If a holder who has given notice of its intention to settle the purchase contract with separate cash fails to deliver the cash to the collateral agent on the business day immediately preceding May 17, 2005, we will exercise our right as a secured party to dispose of, in accordance with applicable law, the related note to satisfy in full, from the disposition of the note, the holder's obligation to purchase our common stock under the purchase contracts.

EARLY SETTLEMENT UPON CASH MERGER

      If, prior to the settlement date, (i) we merge with or into another entity, (ii) our common stock is converted, exchanged, reclassified or cancelled in such merger, and (iii) at least 30% of the consideration received by ALLTEL shareholders for our common stock in such merger consists of cash or cash equivalents (which we refer to as a "cash merger"), then each holder of equity units will have the right to accelerate and settle the purchase contract at the settlement rate in effect immediately before the cash merger, provided that at such time, if so required under U.S. federal securities laws, there is in effect a registration statement covering any securities to be delivered in respect of the purchase contracts being settled. We refer to this right as the "merger early settlement right." We will provide each of the holders with a notice of the consummation of cash merger within five business days after the consummation thereof. The notice will specify, among other things, the early settlement date, which shall be 10 business days after the date of the notice, and the amount of the cash, securities and other consideration receivable by the holder upon settlement.

      To exercise the merger early settlement right, a holder must present and surrender the equity unit certificates evidencing those corporate units or treasury units to be settled at the offices of the purchase contract agent, accompanied by payment to us in immediately available funds of an amount equal to (a) $50 multiplied by (b) the number of purchase contracts being settled, no later than 5:00 p.m., New York City time, on the business day immediately preceding the early settlement date.

      Upon early settlement of the purchase contracts so described above, we will deliver to you on the early settlement date the kind and amount of securities, cash or other property that you would have been entitled to receive if you had settled the purchase contracts immediately before the cash merger at the settlement rate in effect at such time. We will also cause the notes, the applicable ownership interest in the Treasury portfolio or the Treasury securities, as the case may be, securing the purchase contracts to be released from the pledge under the pledge agreement and transferred to you.

      If you do not elect to exercise your merger early settlement right, your equity units will remain outstanding and subject to settlement on the settlement date. We have agreed that, if required under the U.S. federal securities laws, we will use commercially reasonable efforts to (1) have in effect a registration statement covering any securities to be delivered in respect of the purchase contracts being settled and (2) provide a prospectus in connection therewith, in each case in a form that may be used in connection with the early settlement upon a cash merger.

CONTRACT ADJUSTMENT PAYMENTS

      Contract adjustment payments in respect of corporate units and treasury
units will be fixed at a rate per year of .   % of the $50 stated amount per
purchase contract. Contract adjustment payments payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. Contract
adjustment payments will accrue from       , 2002 and will be payable quarterly
in arrears on February 17, May 17, August 17 and November 17 of each year, commencing August 17, 2002.

      Contract adjustment payments will be payable to the holders of purchase contracts as they appear on the books and records of the purchase contract agent on the relevant record dates, which will be on the first day of the month in which the relevant payment date falls. These distributions will be paid through the purchase contract agent, who will hold amounts received in respect of the contract adjustment payments for the benefit of the holders of the purchase contracts relating to the equity units. Subject to any applicable laws and regulations, each such payment will be made as described under "--Book-Entry System."

      If any date on which contract adjustment payments are to be made on the purchase contracts related to the equity units is not a business day, then payment of the contract adjustment payments payable on that date will be made on the next succeeding day which is a business day, and no interest or payment will be paid in respect of the delay. However, if that business day is in the next succeeding calendar year, that payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on that payment date. A business day means any day other than a Saturday, Sunday or any other day on which banking institutions and trust companies in New York City are permitted or required by any applicable law to close.

      Our obligations with respect to contract adjustment payments will be subordinated and junior in right of payment to our obligations under any of our senior indebtedness.

      Upon any payment or distribution of our assets to our creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, the holders of all senior indebtedness shall first be entitled to receive payment in full of all amounts due or to become due thereon, or payment of such amounts shall have been provided for, before the holders of the equity units shall be entitled to receive any contract adjustment payments with respect to any equity units.

      By reason of this subordination, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the equity units may receive less, ratably, than our other creditors. Contract payment adjustments on the equity units are also subordinated by operation of law to all indebtedness and other liabilities, including trade payables, of our subsidiaries.

      In addition, no payment of contract payment adjustments with respect to any equity units may be made if:

      . any payment default on any senior indebtedness has occurred and is continuing beyond any applicable grace period; or

      . any default other than a payment default with respect to senior indebtedness occurs and is continuing that permits the acceleration of the maturity thereof and the purchase contract agent receives a written notice of such default from us or the holders of such senior indebtedness.

OPTION TO DEFER CONTRACT ADJUSTMENT PAYMENTS

      We may, at our option and upon prior written notice to the holders of the equity units and the purchase contract agent, defer the payment of contract adjustment payments on the purchase contracts forming a part of the equity units until no later than May 17, 2005. However, deferred contract adjustment
payments will accrue additional amounts at the rate of   % per year (equal to
the rate on the notes plus the rate of contract adjustment payments on the purchase contracts) until paid, compounded quarterly, to but excluding May 17, 2005. If the purchase contracts are terminated (upon the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to us), the right to receive contract adjustment payments and deferred contract adjustment payments will also terminate.

      If we elect to defer the payment of the contract adjustment payments on the purchase contracts until May 17, 2005, each holder of equity units will receive on May 17, 2005 in respect of the deferred contract adjustment payments, in lieu of a cash payment, a number of shares of our common stock equal to (a) the aggregate amount of deferred contract adjustment payments payable to the holder, divided by (b) the applicable market value.

      We will not issue any fractional shares of our common stock with respect to the payment of deferred contract adjustment payments on May 17, 2005. In lieu of fractional shares otherwise issuable with respect to such payment of deferred contract adjustment payments, the holder will be entitled to receive an amount in cash equal to the fraction of a share times the applicable market value described under "--Purchase of Common Stock."

      If we exercise our option to defer the payment of contract adjustment payments, then until the deferred contract adjustment payments have been paid, we will not, and we will not permit any subsidiary of ours to, declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to, any of our capital stock other than:

      . purchases, redemptions or acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers or directors or a stock purchase or dividend reinvestment plan, or the satisfaction by us of our obligations pursuant to any contract or security outstanding on the date of such event,

      . as a result of a reclassification of our capital stock or the exchange or conversion of one class or series of our capital stock for another class or series of the capital stock,

      . the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of the capital stock or the security being converted or exchanged,

      . dividends or distributions in our capital stock (or rights to acquire capital stock), or repurchases, redemptions or acquisitions of capital stock in connection with the issuance or exchange of capital stock (or securities convertible into or exchangeable for shares of our capital stock),

      . redemptions, exchanges or repurchases of any rights outstanding under a shareholder rights plan or the declaration or payment thereunder of a dividend or distribution of or with respect to rights in the future, or

      . mandatory sinking fund payments with respect to any series of our preferred stock provided that the aggregate stated value of all such series outstanding at the time of any such payment does not exceed 5% of the aggregate value of (1) the total principal amount of all bonds or other securities representing secured indebtedness issued or assumed by us and then outstanding and (2) our capital and surplus to be stated on our books of account after giving effect to such payment; provided, however, that any moneys deposited into any sinking fund and not in violation of this provision may thereafter be applied to the purchase or redemption of such preferred stock in accordance with the terms of such sinking fund without regard to the foregoing restrictions.

ANTI-DILUTION ADJUSTMENTS

      The formula for determining the settlement rate will be subject to adjustment, without duplication, upon the occurrence of certain events, including:

       (a)the payment of dividends and other distributions of common stock on our common stock;

       (b)the issuance to all holders of common stock of rights, warrants or options (other than any dividend reinvestment or share purchase plans) entitling them, for a period of up to 45 days, to subscribe for or purchase common stock at less than the current market price thereof;

       (c)subdivisions, splits and combinations of common stock;

       (d)distributions to all holders of common stock of evidences of our indebtedness, shares of capital stock, securities, cash or property (excluding any dividend or distribution covered by paragraph (a) or (b) above and any dividend or distribution paid exclusively in cash);

       (e)distributions (other than regular quarterly cash dividends) consisting exclusively of cash to all holders of common stock in an aggregate amount that, together with (1) other all-cash distributions (other than regular quarterly cash dividends) made within the preceding 12 months and (2) any cash and the fair market value, as of the expiration of the tender or exchange offer referred to below, of consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for common stock concluded within the preceding 12 months, exceeds 5% of our aggregate market capitalization ("aggregate market capitalization" being the product of the current market price per share of our common stock multiplied by the number of shares of common stock then outstanding) on the date of the distribution; and

       (f)the successful completion of a tender or exchange offer made by us or any of our subsidiaries for common stock which involves an aggregate consideration that, together with (1) any cash and the fair market value of other consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for the common stock concluded within the preceding 12 months and (2) the aggregate amount of any all-cash distributions (other than regular quarterly cash dividends) to all holders of common stock made within the preceding 12 months, exceeds 5% of our aggregate market capitalization on the expiration of the tender or exchange offer.

      The "current market price" per share of common stock on any day means the average of the daily closing prices for the five consecutive trading days selected by us commencing not more than 30 trading days before, and ending not later than, the earlier of the day in question and the day before the "ex date" with respect to the issuance or distribution requiring the computation. For purposes of this paragraph, the term "ex date," when used with respect to any issuance or distribution, shall mean the first date on which the common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

      In the case of certain reclassifications, consolidations, mergers, sales or transfers of assets or other transactions pursuant to which the common stock is converted into the right to receive other securities, cash or property, each purchase contract then outstanding would, without the consent of the holders of the related corporate units or treasury units, as the case may be, become a contract to purchase only the kind and amount of securities, cash and other property receivable upon such reorganization event (except as otherwise specifically provided, without any interest thereon and without any right to dividends or distributions thereon which have a record date that is prior to the purchase contract settlement date) which would have been received by the holder of the related corporate units or treasury units immediately prior to the date of consummation of such transaction if such holder had then settled such purchase contract.

      If at any time we make a distribution of property to our shareholders which would be taxable to the shareholders as a dividend for United States federal income tax purposes (i.e., distributions out of our current or accumulated earnings and profits or evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for capital stock) and, pursuant to the settlement rate adjustment provisions of the purchase contract agreement, the settlement rate is increased, this increase may give rise to a taxable dividend to holders of equity units.

      In addition, we may make increases in the settlement rate to avoid or diminish any income tax to holders of our capital stock resulting from any dividend or distribution of capital stock (or rights to acquire capital stock) or from any event treated as such for income tax purposes or for any other reasons.

      Adjustments to the settlement rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the settlement rate is required unless the adjustment would require an increase or decrease of at least one percent in the settlement rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than one percent shall be carried forward and taken into account in any subsequent adjustment.

      We will be required, within ten business days following the adjustment of the settlement rate, to provide written notice to the purchase contract agent of the occurrence of the adjustment and a statement in reasonable detail setting forth the method by which the adjustment to the settlement rate was determined and setting forth the revised settlement rate.

      Each adjustment to the settlement rate will result in a corresponding adjustment to the number of shares of common stock issuable upon early settlement of a purchase contract.

TERMINATION

      The purchase contracts, and our rights and obligations and the rights and obligations of the holders of the equity units under the purchase contracts, including the right and obligation to purchase our common stock and the right to receive accumulated contract adjustment payments or deferred contract adjustment payments, will immediately and automatically terminate upon the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to us.

      Upon any termination, the collateral agent will release the notes, the appropriate applicable ownership interest of the Treasury portfolio or the Treasury securities, as the case may be, held by it to the purchase contract agent for distribution to the holders. In the case of the Treasury portfolio or the Treasury securities, this is subject to the purchase contract agent's disposition of the relevant securities for cash, and the payment of this cash to the holders, to the extent that the holders would otherwise have been entitled to receive less than $1,000 principal amount at maturity of any such security. Upon any termination, however, the release and distribution may be subject to a delay. If we become the subject of a case under the U.S. Bankruptcy Code, the delay may occur as a result of the automatic stay under the Bankruptcy Code and continue until the automatic stay has been lifted. We expect any such delay to be limited.

PLEDGED SECURITIES AND PLEDGE AGREEMENT

      Pledged securities will be pledged to the collateral agent, for our benefit, pursuant to the pledge agreement to secure the obligations of holders of equity units to purchase our common stock under the purchase contracts. The rights of holders of equity units to the pledged securities will be subject to our security interest created by the pledge agreement.

      No holder of corporate units or treasury units will be permitted to withdraw the pledged securities related to the corporate units or treasury units from the pledge arrangement except:

      . to substitute Treasury securities for the notes or the appropriate applicable ownership interest in the Treasury portfolio, as the case may be, as provided for under "Description of the Equity Units-- Creating Treasury Units,"

      . to substitute notes or the appropriate applicable ownership interest in the Treasury portfolio, as the case may be, for the Treasury securities, as provided for under "Description of the Equity Units-- Recreating Corporate Units," or

      . upon the termination or early settlement of the purchase contracts.

      Subject to the security interest and the terms of the purchase contract agreement and the pledge agreement, each holder of corporate units, unless the Treasury portfolio has replaced the notes as a component of corporate units as a result of a successful remarketing of the notes or a tax event redemption, will be entitled through the purchase contract agent and the collateral agent to all of the proportional rights and preferences of the related notes, including distribution, voting, redemption, repayment and liquidation rights. Each holder of treasury units and each holder of corporate units, if the Treasury portfolio has replaced the notes as a component of corporate units as a result of a successful remarketing of the notes or a tax event redemption, will retain beneficial ownership of the related Treasury securities or the appropriate applicable ownership interest of the Treasury portfolio, as applicable, pledged in respect of the purchase contracts. We will have no interest in the pledged securities other than our security interest.

      Except as described in "Certain Provisions of the Purchase Contract Agreement and the Pledge Agreement--General," the collateral agent will, upon receipt, if any, of payments on the pledged securities, distribute the payments to the purchase contract agent who will, in turn, distribute those payments to the persons in whose names the related corporate units or treasury units are registered at the close of business on the record date immediately preceding the date of payment.

BOOK-ENTRY SYSTEM

      The Depository Trust Company, which we refer to along with its successors in this capacity as the "depositary," will act as securities depositary for the equity units. The equity units will be issued only as fully-registered securities registered in the name of Cede & Co., the depositary's nominee. One or more fully-registered global security certificates, representing the total aggregate number of equity units, will be issued and will be deposited with the depositary and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

      The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the equity units so long as the equity units are represented by global security certificates.

      The depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc., and the National Association of

Securities Dealers, Inc. Access to the depositary's system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.

      Although the depositary has agreed to the foregoing procedure in order to facilitate transfer of interests in the global security certificates among participants, the depositary is under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time. We will not have any responsibility for the performance by the depositary or its direct participants or indirect participants under the rules and procedures governing the depositary.

      If the depositary notifies us that it is unwilling or unable to continue as a depositary for the global security certificates and no successor depositary has been appointed within 90 days after this notice, or an event of default under the purchase contract agreement or the indenture has occurred and is continuing, certificates for the equity units will be printed and delivered in exchange for beneficial interests in the global security certificates. Any global note that is exchangeable pursuant to the preceding sentence shall be exchangeable for equity unit certificates registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

      So long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or the nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all equity units represented by these certificates for all purposes under the equity units and the purchase contract agreement. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates will not be entitled to have such global security certificates or the equity units represented by these certificates registered in their names, will not receive or be entitled to receive physical delivery of equity unit certificates in exchange for beneficial interests in global security certificates and will not be considered to be owners or holders of the global security certificates or any equity units represented by these certificates for any purpose under the equity units or the purchase contract agreement.

      All payments on the equity units represented by the global security certificates and all transfers and deliveries of notes, Treasury portfolio, Treasury securities and our common stock will be made to the depositary or its nominee, as the case may be, as the holder of the securities.

      Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee, with respect to participants' interests, or any participant, with respect to interests of persons held by the participant on their behalf. Procedures for settlement of purchase contracts on May 17, 2005 or upon early settlement will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time. Neither we or any of our agents, nor the purchase contract agent or any of its agents, will have any responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary's records or any participant's records relating to these beneficial ownership interests.

      The information in this section concerning the depositary and its book-entry system has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy of this information.

                  CERTAIN PROVISIONS OF THE PURCHASE CONTRACT
                      AGREEMENT AND THE PLEDGE AGREEMENT

      The summary of the purchase contract agreement and pledge agreement set forth below is not complete and is qualified in all respects by reference to those agreements, forms of which have been filed as an exhibit to a Form 8-K which is incorporated by reference in the registration statement of which this prospectus supplement forms a part.

GENERAL

      Distributions on the equity units will be payable, purchase contracts (and documents related to the equity units and purchase contracts) will be settled and transfers of the equity units will be registrable at the office of the purchase contract agent in the Borough of Manhattan, The City of New York. In addition, if the equity units do not remain in book-entry form, payment of distributions on the equity units may be made, at our option, by check mailed to the address of the person entitled to payment as shown on the security register.

      Shares of our common stock will be delivered on May 17, 2005 (or earlier upon early settlement), or, if the purchase contracts have terminated, the pledged securities will be delivered potentially after a delay as a result of the imposition of the automatic stay under the Bankruptcy Code (see "Description of the Purchase Contracts--Termination"), in each case upon presentation and surrender of the equity unit certificate at the office of the purchase contract agent.

      If a holder of outstanding corporate units or treasury units fails to present and surrender the equity units certificate evidencing the corporate units or treasury units to the purchase contract agent on May 17, 2005, the shares of our common stock issuable in settlement of the purchase contract will be registered in the name of the purchase contract agent. The shares, together with any distributions, will be held by the purchase contract agent as agent for the benefit of the holder until the equity unit certificate is presented and surrendered or the holder provides satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the purchase contract agent and us.

      If the purchase contracts have terminated prior to May 17, 2005, the pledged securities have been transferred to the purchase contract agent for distribution to the holders, and a holder fails to present and surrender the equity unit certificate evidencing the holder's corporate units or treasury units to the purchase contract agent, the pledged securities delivered to the purchase contract agent and payments on the pledged securities will be held by the purchase contract agent as agent for the benefit of the holder until the equity unit certificate is presented or the holder provides the evidence and indemnity described above.

      The purchase contract agent will have no obligation to invest or to pay interest on any amounts held by the purchase contract agent pending distribution, as described above.

      No service charge will be made for any registration of transfer or exchange of the equity units, except for any tax or other governmental charge that may be imposed in connection with a transfer or exchange.

MODIFICATION

      The purchase contract agreement will contain provisions permitting us and the purchase contract agent to modify the purchase contract agreement, without the consent of the holders, for any of the following purposes:

      . to evidence the succession of another person to our obligations,

      . to add to the covenants for the benefit of holders,

      . to evidence and provide for the acceptance of appointment of a successor purchase contract agent,

      . to make provision with respect to the rights of holders pursuant to adjustments in the settlement rate due to consolidations, mergers or other reorganization events, or

      . to cure any ambiguity, to correct or supplement any provisions that may be inconsistent, or to make any other provisions with respect to such matters or questions, provided that such action shall not adversely affect the interest of the holders in any material respect.

      The purchase contract agreement and the pledge agreement will contain provisions permitting us and the purchase contract agent or collateral agent, as the case may be, with the consent of the holders of not less than a majority of the purchase contracts at the time outstanding, to modify the terms of the purchase contracts, the purchase contract agreement and the pledge agreement. However, no such modification may, without the consent of the holder of each outstanding purchase contract affected by the modification,

      . change any payment date,

      . change the amount or type of pledged securities related to the purchase contract,

      . impair the right of the holder of any pledged securities to receive distributions on the pledged securities or otherwise adversely affect the holder's rights in or to the pledged securities,

      . change the place or currency of payment or reduce any contract adjustment payments or deferred contract adjustment payments,

      . impair the right to institute suit for the enforcement of the purchase contract, any contract adjustment payments or any deferred contract adjustment payments,

      . reduce the number of shares of common stock or the amount of any other property purchasable under the purchase contract, increase the price to purchase common stock or any other property upon settlement of the purchase contract, change the purchase contract settlement date or the right to early settlement or otherwise adversely affect the holder's rights under the purchase contract, or

      . reduce the above-stated percentage of outstanding purchase contracts the consent of the holders of which is required for the modification or amendment of the provisions of the purchase contracts, the purchase contract agreement or the pledge agreement.

      If any amendment or proposal referred to above would adversely affect only the corporate units or the treasury units, then only the affected class of holders will be entitled to vote on the amendment or proposal and the amendment or proposal will not be effective except with the consent of the holders of not less than a majority of the affected class, as applicable.

NO CONSENT TO ASSUMPTION

      Each holder of corporate units or treasury units, by acceptance of these securities, will under the terms of the purchase contract agreement and the corporate units or treasury units, as applicable, be deemed expressly to have withheld any consent to the assumption (i.e., affirmance) of the related purchase contracts by us or our trustee if we become the subject of a case under the Bankruptcy Code.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

      We will covenant in the purchase contract agreement that we will not merge or consolidate with or into any other entity or sell, assign, transfer, lease or convey all or substantially all of our properties and assets to any person or entity, unless (1) we are the continuing corporation or the successor entity is a corporation organized and existing under the laws of the United States of America or a U.S. State or the District of Columbia and the corporation expressly assumes our obligations under the purchase contracts, the notes, the purchase contract agreement, the pledge agreement, the indenture (including any supplemental indenture) and the remarketing agreement and (2) we or the successor corporation is not, immediately after the merger, consolidation, sale, assignment, transfer, lease or conveyance, in default of our or its payment obligations under the purchase contracts, the notes, the purchase contract agreement, the pledge agreement, the indenture (including any supplemental indenture) and the remarketing agreement or in material default in the performance of any of our or its other obligations under these agreements.

TITLE

      We, the purchase contract agent and the collateral agent may treat the registered owner of any equity unit as the absolute owner of the equity unit for the purpose of making payment and settling the related purchase contracts and for all other purposes.

REPLACEMENT OF EQUITY UNIT CERTIFICATES

      If physical certificates have been issued, any mutilated equity unit certificate will be replaced by us at the expense of the holder upon surrender of the certificate to the purchase contract agent. equity unit certificates that become destroyed, lost or stolen will be replaced by us at the expense of the holder upon delivery to us and the purchase contract agent of evidence of the destruction, loss or theft satisfactory to us and the purchase contract agent. In the case of a destroyed, lost or stolen equity unit certificate, an indemnity satisfactory to the purchase contract agent and us may be required at the expense of the holder of the equity units evidenced by the certificate before a replacement will be issued.

      Notwithstanding the foregoing, we will not be obligated to issue any corporate units or treasury units on or after the business day immediately preceding May 17, 2005 (or after early settlement) or after the purchase contracts have terminated. The purchase contract agreement will provide that, in lieu of the delivery of a replacement equity unit certificate following May 17, 2005, the purchase contract agent, upon delivery of the evidence and indemnity described above, will deliver the common stock issuable pursuant to the purchase contracts included in the corporate units or treasury units evidenced by the certificate, or, if the purchase contracts have terminated prior to May 17, 2005, transfer the pledged securities included in the corporate units or treasury units evidenced by the certificate.

GOVERNING LAW

      The purchase contract agreement, the pledge agreement and the purchase contracts will be governed by, and construed in accordance with, the laws of the State of New York.

INFORMATION CONCERNING THE PURCHASE CONTRACT AGENT

      J. P. Morgan Trust Company, National Association will be the purchase contract agent. The purchase contract agent will act as the agent for the holders of corporate units and treasury units from time to time. The purchase contract agreement will not obligate the purchase contract agent to exercise any discretionary actions in connection with a default under the terms of the corporate units and treasury units or the purchase contract agreement.

      The purchase contract agreement will contain provisions limiting the liability of the purchase contract agent. The purchase contract agreement will contain provisions under which the purchase contract agent may resign or be replaced. This resignation or replacement would be effective upon the appointment of a successor.

      J. P. Morgan Trust Company, National Association maintains commercial banking relationships with us.

INFORMATION CONCERNING THE COLLATERAL AGENT

      Wachovia Bank, National Association will be the collateral agent. The collateral agent will act solely as our agent and will not assume any obligation or relationship of agency or trust for or with any of the holders of the corporate units and treasury units except for the obligations owed by a pledgee of property to the owner of the property under the pledge agreement and applicable law.

      The pledge agreement will contain provisions limiting the liability of the collateral agent. The pledge agreement will contain provisions under which the collateral agent may resign or be replaced. This resignation or replacement would be effective upon the appointment of a successor.

      Wachovia Bank, National Association maintains commercial banking relationships with us.

MISCELLANEOUS

      The purchase contract agreement will provide that we will pay all fees and expenses related to the offering of the equity units, the retention of the collateral agent and the enforcement by the purchase contract agent of the rights of the holders of the equity units.

      However, holders who elect to substitute the related pledged securities, thereby creating treasury units or recreating corporate units, will be responsible for any fees or expenses payable in connection with the substitution, as well as any commissions, fees or other expenses incurred in acquiring the pledged securities to be substituted, and we will not be responsible for any of the fees or expenses.

                           DESCRIPTION OF THE NOTES

GENERAL

      The notes are an issue of the debt securities described in the accompanying prospectus. The notes will be issued as a separate series of securities under an indenture dated January 1, 1987, and as supplemented by a supplemental indenture to be entered into between us and J. P. Morgan Trust Company, National Association, as trustee. The notes are limited to $1,250,000,000 (or up to $1,437,500,000 if the underwriters exercise their overallotment option in full) in aggregate principal amount. The notes will mature on May 17, 2007. The notes may not be redeemed prior to their stated maturity except as described below. The notes constitute senior debt securities as described in the accompanying prospectus. In addition to the notes, we may issue from time to time other series of senior debt securities under the indenture. Such other series will be separate from and independent of the notes. The following description of the terms of the notes supplements and modifies the description of the general terms of the debt securities set forth in the accompanying prospectus, which we request that you read. Reference in
this prospectus supplement to notes refers to   % senior notes due May 17, 2007.

      The notes will not be subject to a sinking fund provision. Unless a tax event redemption has occurred prior to May 17, 2007, the entire principal amount of the notes will mature and become due and payable, together with any accrued and unpaid interest, on May 17, 2007. Except for a tax event redemption, the notes will not be redeemable by us.

      Notes forming a part of the corporate units will be issued in certificated form, will be in denominations of $50 and integral multiples of $50, without coupons, and may be transferred or exchanged, without service charge but upon payment of any taxes or other governmental charges payable in connection with the transfer or exchange, at the offices described below. Payments on notes issued as a global security will be made to the depositary, a successor depositary or, in the event that no depositary is used, to a paying agent for the notes. Principal and interest with respect to certificated notes will be payable, the transfer of the notes will be registrable and notes will be exchangeable for notes of other denominations of a like aggregate principal amount, at the office or agency maintained by us for this purpose in the Borough of Manhattan, The City of New York. However, at our option, payment of interest may be made by check mailed to the address of the holder entitled to payment or by wire transfer to an account appropriately designated by the holder entitled to payment. We will appoint J. P. Morgan Trust Company, National Association as the initial paying agent, transfer agent and registrar for the notes. We may at any time designate additional transfer agents and paying agents with respect to the notes, and may remove any transfer agent, paying agent or registrar for the notes. We will at all times be required to maintain a paying agent and transfer agent for the notes in the Borough of Manhattan, The City of New York.

      Any monies deposited with the trustee or any paying agent, or held by us in trust, for the payment of principal of or interest on any note and remaining unclaimed for two years after such principal or interest has become due and payable shall, at our request, be repaid to us or released from trust, as applicable, and the holder of the note shall thereafter look, as a general unsecured creditor, only to us for the payment thereof.

      The indenture does not contain provisions that afford holders of the notes protection in the event of a highly leveraged transaction or other similar transaction involving us that may adversely affect the holders.

INTEREST

      Each note shall bear interest initially at the rate of   % per year from
the original issue date, payable quarterly in arrears on February 17, May 17, August 17 and November 17 of each year, each an "interest payment date," commencing August 17, 2002, to the person in whose name the note is registered at the close of business on the first day of the month in which the interest payment date falls. The original issue discount rules applicable to contingent payment debt instruments should govern the income inclusions with respect to the notes for United States federal income tax purposes.

      The applicable interest rate on the notes will be reset on the third business day immediately preceding February 17, 2005 to the reset rate described below under "--Market Rate Reset," unless the remarketing of the notes on that date fails. If the remarketing of the notes on that date fails, the interest rate on the notes will not be reset at that time. However, in these circumstances, the interest rate on the notes outstanding on and after February 17, 2005 will be reset on the third business day immediately preceding May 17, 2005 to the reset rate described below.

      The amount of interest payable for any period will be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed will be computed on the basis of the actual number of days elapsed in the 90-day period. If any date on which interest is payable on the notes is not a business day, the payment of the interest payable on that date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of the delay, except that, if the business day is in the next succeeding calendar year, then the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the scheduled payment date.

MARKET RATE RESET

      The reset rate will be equal to the sum of the reset spread and the rate of interest on the applicable benchmark Treasury in effect on the third business day immediately preceding February 17, 2005 or May 17, 2005, as the case may be, and will be determined by the reset agent. In the case of a reset on the third business day immediately preceding February 17, 2005, the reset rate will be the rate determined by the reset agent as the rate the notes should bear in order for the notes included in corporate units to have an approximate aggregate market value on the reset date of 100.5% of the Treasury portfolio purchase price described under "Description of the Purchase Contracts--Remarketing." In the case of a reset on the third business day immediately preceding May 17, 2005, the reset rate will be the rate determined by the reset agent as the rate the notes should bear in order for each note to have an approximate market value of 100.5% of the principal amount of the note. The reset rate will in no event exceed the maximum rate permitted by applicable law.

      The "applicable benchmark Treasury" means direct obligations of the United States, as agreed upon by us and the reset agent (which may be obligations traded on a when-issued basis only), having a maturity comparable to the remaining term to maturity of the notes, which will be two years or two and one-quarter years as applicable. The rate for the applicable benchmark Treasury will be the bid side rate displayed at 10:00 a.m., New York City time, on the third business day immediately preceding February 17, 2005 or May 17, 2005, as applicable, in the Telerate system (or if the Telerate system is no longer available on that date or, in the opinion of the reset agent (after consultation with us), no longer an appropriate system from which to obtain the rate, such other nationally recognized quotation system as, in the opinion of the reset agent (after consultation with us), is appropriate). If this rate is not so displayed, the rate for the applicable benchmark Treasury will be, as calculated by the reset agent, the yield to maturity for the applicable benchmark Treasury, expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis, and computed by taking the arithmetic mean of the secondary market bid rates, as of 10:30 a.m., New York City time, on the third business day immediately preceding February 17, 2005 or May 17, 2005, as applicable, of three leading United States government securities dealers selected by the reset agent (after consultation with us) (which may include the reset agent or an affiliate thereof). It is currently anticipated that Merrill Lynch, Pierce, Fenner & Smith Incorporated will be the reset agent.

      On the tenth business day immediately preceding February 17, 2005 or May 17, 2005, the applicable benchmark Treasury to be used to determine the reset rate on the third business day prior to February 17, 2005 or May 17, 2005, as applicable, will be selected, and the reset spread to be added to the rate on the applicable benchmark Treasury in effect on the third business day immediately preceding February 17, 2005 or May 17, 2005, as applicable, will be established by the reset agent, and the reset spread and the applicable benchmark Treasury will be announced by us (the "reset announcement date"). We will cause a notice of the reset spread and the applicable benchmark Treasury to be published on the business day following the reset announcement date by publication in a daily newspaper in the English language of general circulation in New York City, which is expected to be THE WALL STREET JOURNAL. We will request, not later than seven nor more than 15 calendar days prior to the reset announcement date, that the depositary notify its participants holding notes, corporate units or treasury units of the reset announcement date and of the procedures that must be followed if any owner of corporate units wishes to settle the related purchase contract with cash on the business day immediately preceding May 17, 2005.

OPTIONAL REMARKETING

      On or prior to the fifth business day immediately preceding February 17, 2005, in the case of the remarketing to be conducted on the third business day preceding February 17, 2005, or May 17, 2005, in the case of the remarketing, if any, to be conducted on the third business day preceding May 17, 2005, but no earlier than the payment date immediately preceding February 17, 2005 or May 17, 2005, as applicable, holders of notes that are not components of corporate units may elect to have their notes remarketed in the same manner as notes that are components of corporate units by delivering their notes along with a notice of this election to the collateral agent. The collateral agent will hold the notes in an account separate from the collateral account in which the pledged securities will be held. Holders of notes electing to have their notes remarketed will also have the right to withdraw the election on or prior to the fifth business day immediately preceding February 17, 2005 or May 17, 2005, as applicable.

PUT OPTION UPON A FAILED REMARKETING

      If the remarketing of the notes on the third business immediately preceding May 17, 2005 has occurred and has resulted in a failed remarketing, holders of notes following May 17, 2005 will have the right to put the notes to us on June 30, 2005, upon at least three business days' prior notice, at a price equal to the principal amount, plus accrued and unpaid interest, if any.

TAX EVENT REDEMPTION

      If a tax event occurs and is continuing, we may, at our option, redeem the notes in whole, but not in part, at any time at a price, which we refer to as the redemption price, equal to, for each note, the redemption amount described below plus accrued and unpaid interest, if any, to the date of redemption. Installments of interest on notes which are due and payable on or prior to a redemption date will be payable to the holders of the notes registered as such at the close of business on the relevant record dates. If, following the occurrence of a tax event, we exercise our option to redeem the notes, the proceeds of the redemption will be payable in cash to the holders of the notes. If the tax event redemption occurs prior to February 17, 2005, or if the notes are not successfully remarketed on the third business day immediately preceding February 17, 2005, prior to May 17, 2005, the redemption price for the notes forming a part of the corporate units will be distributed to the collateral agent, who in turn will purchase the Treasury portfolio described below on behalf of the holders of corporate units and remit the remainder of the redemption price, if any, to the purchase contract agent for payment to the holders. The Treasury portfolio will be substituted for the notes and will be pledged to the collateral agent to secure the corporate unit holders' obligations to purchase our common stock under the purchase contracts.

      "Tax event" means the receipt by us of an opinion of nationally recognized independent tax counsel experienced in such matters to the effect that there is more than an insubstantial risk that interest or original issue discount on the notes would not be deductible, in whole or in part, by us for United States federal income tax purposes as a result of any amendment to, change in, or announced proposed change in, the laws, or any regulations thereunder, of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, any amendment to or change in an interpretation or application of any such laws or regulations by any legislative body, court, governmental agency or regulatory authority or any interpretation or pronouncement that provides for a position with respect to any such laws or regulations that differs from the generally accepted position on the date of this prospectus supplement, which amendment, change or proposed change is effective or which interpretation or pronouncement is announced on or after the date of this prospectus supplement.

      The Treasury portfolio to be purchased on behalf of the holders of corporate units will consist of interest or principal strips of U.S. Treasury securities which mature on or prior to May 15, 2005 in an aggregate amount equal to the aggregate principal amount of the notes included in corporate units and with respect to each scheduled interest payment date on the notes that occurs after the tax event redemption date and on or before May 17, 2005, interest or principal strips of U.S. Treasury securities which mature on or prior to that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on the aggregate principal amount of the notes on that date if the interest rate of the notes was not reset on the applicable reset date.

      Solely for purposes of determining the Treasury portfolio purchase price in the case of a tax event redemption date that occurs after a successful remarketing of the notes, "Treasury portfolio" shall mean a portfolio of zero-coupon U.S. Treasury securities consisting of principal or interest strips of U.S. Treasury securities which mature on or prior to May 15, 2005 in an aggregate amount equal to the aggregate principal amount of the notes outstanding on the tax event redemption date with respect to each scheduled interest payment date on the notes that occurs after the tax event redemption date, and interest or principal strips of U.S. Treasury securities which mature on or prior to that interest payment date in an aggregate amount equal to the aggregate interest payment that would be due on aggregate principal amount of the notes outstanding on the tax event redemption date.

      "Redemption amount" means (1) in the case of a tax event redemption occurring prior to February 17, 2005, or prior to May 17, 2005 if the remarketing of the notes on the third business day preceding February 17, 2005 resulted in a failed remarketing, for each note the product of (a) the principal amount of the note and (b) a fraction whose (i) numerator is the Treasury portfolio purchase price and whose (ii) denominator is the aggregate principal amount of notes included in corporate units, and (2) in the case of a tax event redemption date occurring on or after February 17, 2005, or May 17, 2005 if the remarketing of the notes on the third business day preceding February 17, 2005 resulted in a failed remarketing, for each note the product of (a) the principal amount of the note and (b) a fraction whose (i) numerator is the Treasury portfolio purchase price and (ii) whose denominator is the aggregate principal amount of the notes outstanding on the tax event redemption date.

      "Treasury portfolio purchase price" means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City to the quotation agent on the third business day immediately preceding the tax event redemption date for the purchase of the Treasury portfolio for settlement on the tax event redemption date.

      "Quotation agent" means Merrill Lynch Government Securities, Inc. or its successor or any other primary U.S. government securities dealer in New York City selected by us.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of notes to be redeemed at its registered address. Unless we default in payment of the redemption price, on and after the redemption date interest shall cease to accrue on the notes. In the event any notes are called for redemption, neither we nor the debt trustee will be required to register the transfer of or exchange the notes to be redeemed.

BOOK-ENTRY AND SETTLEMENT

      Notes which are released from the pledge following substitution or early settlement will be issued in the form of one or more global certificates, which we refer to as global securities, registered in the name of the depositary or its nominee. Except under the limited circumstances described below or except upon recreation of corporate units, notes represented by the global securities will not be exchangeable for, and will not otherwise be issuable as, notes in certificated form. The global securities described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.

      The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in such a global security.

      Except as provided below, owners of beneficial interests in such a global security will not be entitled to receive physical delivery of notes in certificated form and will not be considered the holders (as defined in the indenture) thereof for any purpose under the indenture, and no global security representing notes shall be exchangeable, except for another global security of like denomination and tenor to be registered in the name of the depositary or its nominee or a successor depositary or its nominee. Accordingly, each beneficial owner must rely on the procedures of the depositary or if such person is not a participant, on the procedures of the participant through which such person owns its interest to exercise any rights of a holder under the indenture.

      If:

       . the depositary notifies us that it is unwilling or unable to continue as a depositary for the global security certificates and no successor depositary has been appointed within 90 days after this notice, or

       . the depositary at any time ceases to be a clearing agency registered under the Securities Exchange Act at which time the depositary is required to be so registered to act as the depositary and no successor depositary has been appointed within 90 days after we learn that the depositary has ceased to be so registered, or

       . we determine, in our sole discretion, that we will no longer have debt securities represented by global securities or permit any of the global security certificates to be exchangeable or an event of default under the indenture has occurred and is continuing, certificates for the notes will be printed and delivered in exchange for beneficial interests in the global security certificates. Any global note that is exchangeable pursuant to the preceding sentence shall be exchangeable for note certificates registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

GOVERNING LAW

      The supplemental indenture will specify that the notes covered by this prospectus supplement will be governed by, and construed in accordance with, the laws of the State of New York.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following is a summary of certain of the material United States federal income tax consequences of the purchase, ownership and disposition of the equity units, notes, Treasury securities, the Treasury portfolio and common stock acquired under a purchase contract. This summary deals only with equity units, notes, Treasury securities, the Treasury portfolio and common stock that are held as capital assets by holders that purchase equity units upon original issuance at their issue price. This summary does not address all of the tax consequences that may be relevant to holders in light of their particular circumstances, such as holders that may be subject to special tax treatment such as banks, insurance companies, broker dealers, tax-exempt organizations, holders that hold equity units, notes or common stock as part of a straddle, hedge, conversion transaction or other integrated investment and U.S. holders (as defined below) whose functional currency is not the U.S. dollar. In addition, this summary does not address any aspects of state, local or foreign tax laws. This summary is based on the United States federal income tax laws, regulations, rulings and decisions in effect as of the date hereof, all of which are subject to change or differing interpretations, possibly on a retroactive basis. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE EQUITY UNITS, NOTES, TREASURY SECURITIES, THE TREASURY PORTFOLIO OR COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

      No statutory, administrative or judicial authority directly addresses the treatment of equity units or instruments similar to equity units for United States federal income tax purposes. As a result, no assurance can be given that the Internal Revenue Service will agree with the tax consequences described herein.

U.S. HOLDERS

      The following summary is addressed to U.S. holders. For purposes of this summary, "U.S. holder" means:

      . a person who is a citizen or resident of the United States;

      . a corporation or partnership created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

      . an estate the income of which is subject to United States federal income taxation regardless of its source; or

      . a trust if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for United States federal income tax purposes.

      If a partnership holds equity units, notes, Treasury securities, the Treasury portfolio or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.

EQUITY UNITS

      ALLOCATION OF PURCHASE PRICE. A holder's acquisition of a corporate unit will be treated as an acquisition of a unit consisting of the note and the purchase contract that constitute such corporate unit. The purchase price of each corporate unit will be allocated between the two components in proportion to their respective fair market values at the time of purchase. Such allocation will establish the holder's initial tax basis in the note and the purchase contract. We will report the fair market value of each note as $50 and the fair market value of each purchase contract as $0. This position will be binding upon each holder (but not on the Internal Revenue Service) unless such holder explicitly discloses a contrary position on a statement attached to such holder's timely filed United States federal income tax return for the taxable year in which a corporate unit is acquired. Thus, absent such disclosure, a holder should allocate the purchase price for a corporate unit in accordance with the foregoing. The remainder of this discussion assumes that this allocation of purchase price will be respected for United States federal income tax purposes.

      OWNERSHIP OF NOTES OR TREASURY SECURITIES. A holder will be treated as owning the notes or Treasury securities constituting a part of the corporate units or treasury units, respectively, for United States federal income tax purposes. We and, by acquiring equity units, each holder agree to treat the notes or Treasury securities constituting a part of the equity units as owned by such holder for all tax purposes, and the remainder of this summary assumes such treatment. The United States federal income tax consequences of owning the notes or Treasury securities are discussed below (see "--Notes" and "--Treasury Securities").

      SALES, EXCHANGES OR OTHER TAXABLE DISPOSITIONS OF EQUITY UNITS. Upon a sale, exchange or other taxable disposition of an equity unit, a holder will be treated as having sold, exchanged or disposed of the purchase contract and the notes, the Treasury portfolio or the Treasury securities that constitute such equity units and will generally recognize gain or loss equal to the difference between the portion of the proceeds to such holder allocable to the purchase contract and the notes, the Treasury portfolio or Treasury securities, as the case may be, and such holder's respective adjusted tax basis in the purchase contract and the notes, the Treasury portfolio or Treasury securities, except to the extent such holder is treated as receiving an amount with respect to accrued acquisition discount on the Treasury portfolio or Treasury securities, which amount will be treated as ordinary income, or to the extent such holder is treated as receiving an amount with respect to accrued contract adjustment payments or deferred contract adjustment payments, which may be treated as ordinary income, in each case, to the extent not previously included in income. In the case of the purchase contract, the Treasury portfolio and Treasury securities, such gain or loss will generally be capital gain or loss, and such gain or loss will generally be long-term capital gain or loss if the holder held such equity units for more than one year at the time of such disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

      If the disposition of an equity unit occurs when the purchase contract has negative value, the holder should be considered to have received additional consideration for the notes, the Treasury portfolio or Treasury securities, as the case may be, in an amount equal to such negative value and to have paid such amount to be released from the holder's obligation under the purchase contract. If such deemed additional consideration with respect to a note results in income, such income should be ordinary and may not be offset by a loss realized with respect to the purchase contract. The rules that govern the determination of the character of gain or loss on the disposition of the notes are summarized under "Notes--Sales, Exchanges or Other Taxable Dispositions of Notes."

      In determining gain or loss, payments to a holder of contract adjustment payments or deferred contract adjustment payments that have not previously been included in the income of such holder should either reduce such holder's adjusted tax basis in the purchase contract or result in an increase in the amount realized on the disposition of the purchase contract. Any contract adjustment payments or deferred contract adjustment payments included in a holder's income but not paid should increase such holder's adjusted tax basis in the purchase contract (see "--Purchase Contracts--Contract Adjustment Payments and Deferred Contract Adjustment Payments" below).

NOTES

      CLASSIFICATION OF THE NOTES. In connection with the issuance of the notes, Kutak Rock LLP will deliver an opinion that, under current law, and based on certain representations, facts and assumptions set forth in such opinion, the notes will be classified as indebtedness for United States federal income tax purposes. We and, by acquiring corporate units, each holder agree to treat the notes as our indebtedness for all tax purposes.

      ORIGINAL ISSUE DISCOUNT. Because of the manner in which the interest rate on the notes is reset, the notes should be classified as contingent payment debt instruments subject to the "noncontingent bond method" for accruing original issue discount, as set forth in the applicable Treasury regulations. We intend to treat the notes as such, and the remainder of this discussion assumes that the notes will be so treated for United States federal income tax purposes. As discussed more fully below, the effects of applying such method will be (1) to require each holder, regardless of its usual method of tax accounting, to use an accrual method with respect to the notes, (2) for all accrual periods until February 17, 2005, to require each holder to accrue interest income in excess of interest payments actually received and (3) generally to result in ordinary, rather than capital, treatment of any gain or loss on the sale, exchange or other taxable disposition of the notes. See "--Sales, Exchanges or Other Taxable Dispositions of Notes."

      A holder of notes will accrue original issue discount on a constant yield to maturity basis based on the "comparable yield" of the notes. The comparable yield of the notes will generally be the rate at which we would issue a fixed rate debt instrument with terms and conditions similar to the notes. We have
determined that the comparable yield is    % (compounded quarterly) and the
projected payments for the notes per $50 of principal amount are $.    on
August 17, 2002, $.    for each subsequent quarter ending on or prior to
February 17, 2005, and $.    for each quarter ending after February 17, 2005.
We have also determined that the projected payment for the notes, per $50 of
principal amount, at the maturity date is $    (which includes the stated
principal amount of the notes as well as the final projected interest payment).

      If after February 17, 2005, the remaining amounts of principal and interest payable on the notes differ from the payments set forth on the foregoing projected payment schedule, negative or positive adjustments reflecting such difference should generally be taken into account by a holder as adjustments to interest income in a reasonable manner over the period to which they relate. We expect to account for any such difference with respect to a period as an adjustment for that period.

      Holders are generally bound by the comparable yield and projected payment schedule provided by us unless either is unreasonable. A holder that uses its own comparable yield and projected payment schedule must explicitly disclose this fact and the reason that it has used its own comparable yield and projected payment schedule. In general, this disclosure must be made on a statement attached to the timely filed United States federal income tax return of the holder for the taxable year that includes the date of its acquisition of the note.

      The foregoing comparable yield and projected payment schedule are supplied solely for computing income under the noncontingent bond method for United States federal income tax purposes and do not constitute a projection or representation as to the amounts that a holder of notes or corporate units will actually receive.

      ADJUSTMENT TO TAX BASIS IN NOTES. A holder's tax basis in a note will be increased by the amount of original issue discount included in income with respect to the note and decreased by the amount of projected payments with respect to the notes through the computation date.

      SALES, EXCHANGES OR OTHER TAXABLE DISPOSITIONS OF NOTES. A holder will recognize gain or loss on a disposition of a note (including a redemption for cash or upon the remarketing thereof) in an amount equal to the difference between the amount realized by the holder on the disposition of the note and the holder's adjusted tax basis in such note. Selling expenses incurred by a holder, including the remarketing fee, will reduce the amount of gain or increase the amount of loss recognized by such holder upon a disposition of a note. Gain recognized on the disposition of a note prior to the purchase contract settlement date will be treated as ordinary interest income. Loss recognized on the disposition of a note prior to the purchase contract settlement date will be treated as ordinary loss to the extent of such holder's prior inclusions of original issue discount on the note and as capital loss thereafter. In general, gain recognized on the disposition of a note on or after the purchase contract settlement date will be ordinary interest income to the extent attributable to the excess, if any, of the total remaining principal and interest payments due on the note over the total remaining payments set forth on the projected payment schedule for the note. Any gain recognized in excess of such amount and any loss recognized on such a disposition will generally be treated as a capital gain or loss. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

TREASURY SECURITIES

      ORIGINAL ISSUE DISCOUNT. A holder of treasury units will be required to treat its ownership interest in the Treasury securities comprising a treasury unit as an interest in a bond that was originally issued on the date such holder acquired the Treasury securities and that has original issue discount equal to the excess of the amount payable at maturity of such Treasury securities over the purchase price thereof. A holder will be required to include such original issue discount in income on a constant yield to maturity basis over the period between the purchase date of the Treasury securities and the maturity date of the Treasury securities, regardless of such holder's method of tax accounting and in advance of the receipt of cash attributable to such original issue discount. Amounts of original issue discount included in a holder's gross income will increase such holder's adjusted tax basis in the Treasury securities.

      SALES, EXCHANGES OR OTHER TAXABLE DISPOSITIONS OF TREASURY
SECURITIES. As discussed below, in the event that a holder obtains the release of Treasury securities by delivering notes to the collateral agent, the holder will generally not recognize gain or loss upon such substitution. The holder will recognize gain or loss on a subsequent disposition of the Treasury securities in an amount equal to the difference between the amount realized by the holder on such disposition and the holder's adjusted tax basis in the Treasury securities, except to the extent such holder is treated as receiving an amount with respect to accrued acquisition discount on the Treasury securities, which amount will be treated as ordinary income. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if the holder held such Treasury securities for more than one year at the time of the disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

PURCHASE CONTRACTS

      CONTRACT ADJUSTMENT PAYMENTS AND DEFERRED CONTRACT ADJUSTMENT
PAYMENTS. There is no direct authority that addresses the treatment, under current law, of contract adjustment payments or deferred contract adjustment payments, and such treatment is, therefore, unclear. Contract adjustment payments and deferred contract adjustment payments may constitute taxable income to a holder of equity units when received or accrued, in accordance with the holder's regular method of tax accounting. To the extent we are required to file information returns with respect to contract adjustment payments or deferred contract adjustment payments, we intend to report such payments as taxable income to each holder. Holders should consult their tax advisors concerning the treatment of contract adjustment payments and deferred contract adjustment payments, including the possibility that any contract adjustment payment or deferred contract adjustment payment may be treated as a loan, purchase price adjustment, rebate or payment analogous to an option premium, rather than being includible in income on a current basis. The treatment of contract adjustment payments and deferred contract adjustment payments could affect a holder's adjusted tax basis in a purchase contract or common stock received under a purchase contract or the amount realized by a holder upon the sale or disposition of an equity unit or the termination of a purchase contract. See "Equity Units --Sales, Exchanges or Other Taxable Dispositions of Equity Units," "--Acquisition of Common Stock Under a Purchase Contract" and "--Termination of Purchase Contract."

      ACQUISITION OF COMMON STOCK UNDER A PURCHASE CONTRACT. A holder of an equity unit will generally not recognize gain or loss on the purchase of common stock under a purchase contract, including upon an early settlement, except with respect to any cash paid in lieu of a fractional share of common stock. Subject to the following discussion, a holder's aggregate initial tax basis in the common stock received under a purchase contract should generally equal the purchase price paid for such common stock plus such holder's adjusted tax basis in the purchase contract, if any, less the portion of such purchase price and adjusted tax basis allocable to a fractional share. Payments of contract adjustment payments or deferred contract adjustment payments that have been received in cash by a holder but not included in income by such holder should reduce such holder's adjusted tax basis in the purchase contract or the common stock to be received thereunder (see "--Contract Adjustment Payments and Deferred Contract Adjustment Payments" above). The holding period for common stock received under a purchase contract will commence on the date following the acquisition of such common stock.

      OWNERSHIP OF COMMON STOCK ACQUIRED UNDER THE PURCHASE CONTRACT. Any distribution on common stock that we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will constitute a dividend and will be includible in income by a holder when received. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends received deduction. Upon a disposition of common stock, a holder will generally recognize capital gain or loss equal to the difference between the amount realized and such holder's adjusted tax basis in the common stock. Such capital gain or loss will generally be long-term capital gain or loss if the holder held such common stock for more than one year at the time of such disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

      TERMINATION OF PURCHASE CONTRACT. If a purchase contract terminates, a holder of an equity unit will recognize gain or loss equal to the difference between the amount realized, if any, upon such termination and such holder's adjusted tax basis, if any, in the purchase contract at the time of such termination. Any contract adjustment payments or deferred contract adjustment payments received by a holder but not previously included in income by such holder should either reduce such holder's adjusted tax basis in the purchase contract or increase the amount realized on the termination of the purchase contract. Any contract adjustment payments or deferred contract adjustment payments included in a holder's income but not received should increase such holder's adjusted tax basis in the purchase contract. Gain or loss recognized will generally be capital gain or loss and will generally be long-term capital gain or loss if the holder held such purchase contract for more than one year at the time of such termination. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. A holder will not recognize gain or loss on the receipt of such holder's proportionate share of the notes, Treasury securities or the Treasury portfolio upon termination of the purchase contract and will have the same adjusted tax basis and holding period in such notes, Treasury securities or the Treasury portfolio as before such termination.

      ADJUSTMENT TO SETTLEMENT RATE. A holder of equity units might be treated as receiving a constructive dividend distribution from us if (1) the settlement rate is adjusted and as a result of such adjustment the proportionate interest of holders of equity units in our assets or earnings and profits is increased and (2) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment in the settlement rate would not be considered made pursuant to such a formula if the adjustment were made to compensate a holder for certain taxable distributions with respect to the common stock. Thus, under certain circumstances, an increase in the settlement rate might give rise to a taxable dividend to a holder even though such holder would not receive any cash related thereto.

SUBSTITUTION OF TREASURY SECURITIES TO CREATE OR RECREATE TREASURY UNITS

      A holder of a corporate unit that delivers Treasury securities to the collateral agent in substitution for notes or the Treasury portfolio will generally not recognize gain or loss upon the delivery of such Treasury securities or the release of the notes or the Treasury portfolio to such holder. Such holder will continue to take into account items of income or deduction otherwise includible or deductible, respectively, by such holder with respect to such Treasury securities and notes or the Treasury portfolio, and such holder's adjusted tax bases in the Treasury securities, the notes or the Treasury portfolio and the purchase contract will not be affected by such delivery and release.

SUBSTITUTION OF NOTES TO RECREATE CORPORATE UNITS

      A holder of a treasury unit that delivers notes to the collateral agent in substitution for Treasury securities will generally not recognize gain or loss upon the delivery of such notes or the release of the Treasury securities to the holder. Such holder will continue to take into account items of income or deduction otherwise includible or deductible, respectively, by such holder with respect to such Treasury securities and notes, and such holder's adjusted tax bases in the Treasury securities, the notes and the purchase contract will not be affected by such delivery and release.

REMARKETING AND TAX EVENT REDEMPTION OF NOTES

      A remarketing or tax event redemption will be a taxable event for holders of notes which will have the United States federal income tax consequences described under "Notes --Sales, Exchanges or Other Taxable Dispositions of Notes."

      OWNERSHIP OF TREASURY PORTFOLIO. We and, by acquiring equity units, each holder agree to treat such holder as the owner, for United States federal income tax purposes, of the applicable ownership interest of the Treasury portfolio constituting a part of the corporate units beneficially owned by such holder in the event of a remarketing of the notes on the third business day preceding February 17, 2005 or a tax event redemption prior to the purchase contract settlement date. Each holder will include in income any amount earned on such pro rata portion of the Treasury portfolio for all tax purposes. The remainder of this summary assumes that holders of corporate units will be treated as the owners of the applicable ownership interest of the Treasury portfolio that constitutes a part of such corporate units for United States federal income tax purposes.

      INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT. Following a remarketing of the notes on the third business day preceding February 17, 2005 or a tax event redemption prior to the purchase contract settlement date, a holder of corporate units will be required to treat its pro rata portion of each Treasury security in the Treasury portfolio as a bond that was originally issued on the date the collateral agent acquired the relevant Treasury securities and that has original issue discount (or, in the case of short-term Treasury securities, as defined below, acquisition discount) equal to the holder's pro rata portion of the excess of the amounts payable on such Treasury securities over the value of the Treasury securities at the time the collateral agent acquired them on behalf of holders of corporate units. A holder, whether on the cash or accrual method of tax accounting, will be required to include original issue discount (other than acquisition discount on short-term Treasury securities, as defined below) in income for United States federal income tax purposes as it accrues on a constant yield to maturity basis. The amount of such excess will constitute only a portion of the total amounts payable in respect of the Treasury portfolio. Consequently, a portion of each scheduled payment to holders will be treated as a return of such holders' investment in the Treasury portfolio and will not be considered current income for United States federal income tax purposes.

      In the case of any Treasury security with a maturity of one year or less from the date of its issue (a "short-term Treasury security"), in general, only accrual basis holders will be required to include acquisition discount in income as it accrues. Unless such accrual basis holder elects to accrue the acquisition discount on a short-term Treasury security on a constant yield to maturity basis, such acquisition discount will be accrued on a straight-line basis. A holder that obtains the release of its applicable ownership interest of the Treasury portfolio and subsequently disposes of such interest will recognize ordinary income on such disposition to the extent of any gain realized that does not exceed an amount equal to the ratable share of the acquisition discount on the Treasury securities not previously included in income.

      TAX BASIS OF THE TREASURY PORTFOLIO. A holder's initial tax basis in such holder's applicable ownership interest of the Treasury portfolio will equal such holder's pro rata portion of the amount paid by the collateral agent for the Treasury portfolio. A holder's adjusted tax basis in the Treasury portfolio will be increased by the amount of original issue discount or acquisition discount included in income with respect thereto and decreased by the amount of cash received with respect to the Treasury portfolio.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

      Unless a holder is an exempt recipient, such as a corporation, interest, original issue discount, contract adjustment payments or deferred contract adjustment payments, and dividends received on, and proceeds received from the sale of, equity units, notes, purchase contracts, Treasury securities, the Treasury portfolio, or common stock, may be subject to information reporting and may also be subject to United States federal backup withholding tax (currently 30%) if such holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements.

      Any amounts withheld under the backup withholding rules will be allowed as a credit against a holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

NON-U.S. HOLDERS

      The following summary is addressed to non-U.S. holders. A non-U.S. holder is a holder that is not a U.S. holder as defined under "--U.S. Holders." Special rules may apply if such non-U.S. holder is a "controlled foreign corporation," "passive foreign investment company" or "foreign personal holding company" and is subject to special treatment under the Internal Revenue Code. A non-U.S. holder that falls within any of the foregoing categories should consult its tax advisor to determine the United States federal, state, local and foreign tax consequences that may be relevant to it.

UNITED STATES FEDERAL WITHHOLDING TAX

      United States federal withholding tax will not apply to any payment of principal or interest (including original issue discount and acquisition discount) on the notes, the Treasury securities or the Treasury portfolio provided that:

      . the non-U.S. holder does not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Internal Revenue Code and the Treasury regulations;

      . the non-U.S. holder is not a bank whose receipt of interest on the notes is described in section 881(c)(3)(A) of the Internal Revenue Code;

      . the non-U.S. holder is not a controlled foreign corporation that is related to us through stock ownership; and

      . (a) the non-U.S. holder provides its name, address and certain other information on an Internal Revenue Service Form W-8BEN (or a suitable substitute form), and certifies, under penalties of perjury, that it is not a United States person or (b) the non-U.S. holder holds its notes, Treasury securities or Treasury portfolio through certain foreign intermediaries or certain foreign partnerships and certain certification requirements are satisfied.

      We will generally withhold tax at a rate of 30% on the dividends, if any, paid on the shares of common stock acquired under the purchase contract and on any contract adjustment payments or deferred contract adjustment payments made with respect to a purchase contract. If a tax treaty applies, a non-U.S. holder may be eligible for a reduced rate of withholding. Similarly, contract adjustment payments, deferred contract adjustment payments or dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States (and, where a tax treaty applies, are also attributable to a United States permanent establishment maintained by the non-U.S. holder) are not subject to the withholding tax, but instead are subject to United States federal income tax, as described below. In order to claim any such exemption or reduction in the 30% withholding tax, a non-U.S. holder should provide a properly executed Internal Revenue Service Form W-8BEN (or suitable substitute form) claiming a reduction of or an exemption from withholding under an applicable tax treaty or a properly executed Internal Revenue Service Form W-8ECI (or a suitable substitute form) stating that such payments are not subject to withholding tax because they are effectively connected with the non-U.S. holder's conduct of a trade or business in the United States.

      In general, United States federal withholding tax will not apply to any gain or income realized by a non-U.S. holder on the sale, exchange or other disposition of the equity units, notes, purchase contracts, Treasury securities, Treasury portfolio or common stock acquired under the purchase contracts.

UNITED STATES FEDERAL INCOME TAX

      If a non-U.S. holder is engaged in a trade or business in the United States (and, if a tax treaty applies, if the non-U.S. holder maintains a permanent establishment within the United States) and interest (including original issue discount and acquisition discount) on the notes, the Treasury securities and the Treasury portfolio, dividends on the common stock and, to the extent they constitute taxable income, contract adjustment payments and deferred contract adjustment payments made with respect to the purchase contracts are effectively connected with the conduct of that trade or business (and, if a tax treaty applies, that permanent establishment), such non-U.S. holder will be subject to United States federal income tax (but not withholding tax), on the interest, original issue discount, acquisition discount, dividends, contract adjustment payments and deferred contract adjustment payments on a net income basis in the same manner as if such non-U.S. holder were a U.S. holder. In addition, a non-U.S. holder that is a foreign corporation may be subject to a 30% (or, if a tax treaty applies, such lower rate as provided) branch profits tax.

      Any gain or income realized on the disposition of an equity unit, a purchase contract, a note, a Treasury security, the Treasury portfolio or common stock acquired under the purchase contract generally will not be subject to United States federal income tax unless:

      . that gain or income is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States;

      . the non-U.S. holder is an individual who is present in the United
        States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

      . in the case of purchase contracts or common stock, we are or have been a "U.S. real property holding corporation" for United States federal income tax purposes.

      We do not believe that we are currently a "U.S. real property holding corporation" for United States federal income tax purposes, and we believe it is unlikely that we will become one, although there can be no assurance that this will be the case. In any event, if we were to become a U.S. real property holding corporation, so long as our common stock continued to be regularly traded on an established securities market, (1) a holder would generally not be subject to U.S. federal income tax on the disposition of a purchase contract (that is a component of an equity unit) if on the day such holder acquired the purchase contract, the purchase contract such holder acquired had a fair market value less than the fair market value of five percent of our common stock or of the outstanding purchase contracts and (2) a holder would generally not be subject to U.S. federal income tax on the disposition of our common stock if such holder held (at all times during the shorter of the five-year period preceding the date of disposition or such holder's holding period) less than five percent of the total outstanding shares of our common stock.

BACKUP WITHHOLDING TAX

      In general, no backup withholding will be required with respect to payments we make with respect to the equity units or the notes if a non-U.S. holder has provided us with an Internal Revenue Service Form W-8BEN (or a suitable substitute form) and we do not have actual knowledge or reason to know that a holder is a United States person. In addition, no backup withholding will be required regarding the sale of equity units, notes, Treasury securities, the Treasury portfolio or common stock acquired under the purchase contracts even if made within the United States or conducted through certain United States financial intermediaries if the payor receives an Internal Revenue Service Form W-8BEN (or a suitable substitute form) and does not have actual knowledge or reason to know that the holder is a United States person or the holder can otherwise establish an exemption.

      Any amounts withheld under the backup withholding rules will be allowed as a credit against a holder's United States federal income tax liability provided that the required information is furnished to the Internal Revenue Service.

                                 UNDERWRITING

      We intend to offer the corporate units through the underwriters named below. Subject to the terms and conditions in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the number of corporate units set forth opposite their names below.

                                         NUMBER OF
         UNDERWRITER                  CORPORATE UNITS
         -----------                  ---------------
Banc of America Securities LLC.......
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated................
Salomon Smith Barney Inc.............
Wachovia Securities, Inc.............
Banc One Capital Markets, Inc........
McDonald Investments Inc.............
Stephens Inc.........................
SunTrust Capital Markets, Inc........
                                        ----------
         Total.......................
                                        ==========

      The underwriters have agreed to purchase all of the corporate units sold pursuant to the underwriting agreement if any of the corporate units are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make with respect to those liabilities.

      The underwriters are offering the corporate units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the corporate units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

      The underwriters have advised us that they propose initially to offer the corporate units to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not
in excess of $       per corporate unit. The underwriters may allow, and the
dealers may reallow, a discount not in excess of $       per corporate unit to
other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The expenses of the offering, not including the underwriting discount,
are estimated to be $       and are payable by us.

      The following table shows the per unit and total public offering price, underwriting discount to be paid by us to the underwriters and proceeds before expenses to us. The information is presented assuming either no exercise or full exercise by the underwriters of the overallotment option.

                                     PER CORPORATE UNIT WITHOUT OPTION WITH OPTION
                                     ------------------ -------------- -----------
Public offering price...............         $                $             $
Underwriting discount...............         $                $             $
Proceeds, before expenses, to ALLTEL         $                $             $

      The underwriters do not intend to confirm sales of corporate units to accounts over which they exercise discretionary authority.

OVERALLOTMENT OPTION

      We have granted an option to the underwriters to purchase up to an additional 3,750,000 corporate units at the public offering price less the underwriting discount. The underwriters may exercise this option until 13 days after the closing of this offering in order to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase approximately the same percentage of additional corporate units as the number set forth next to the underwriter's name in the preceding table bears to the total number of corporate units set forth next to the names of all underwriters in the preceding table.

NO SALE OF SIMILAR SECURITIES

      We and each of our directors and executive officers have agreed, with some exceptions, not to directly or indirectly, without the prior written consent of the representatives of the underwriters, for a period of 90 days after the date of this prospectus supplement:

      . offer, pledge, sell or contract to sell any equity units, purchase contracts, common stock or any similar securities or any security convertible into such securities,

      . sell any option or contract to purchase any equity units, purchase contracts, common stock or any similar securities or any security convertible into such securities,

      . purchase any option or contract to sell any equity units, purchase contracts, common stock or any similar securities or any security convertible into such securities,

      . grant any option, right or warrant for the sale of any equity units, purchase contracts, common stock or any similar securities or any security convertible into such securities,

      . file (or, in the case of our directors and executive officers, request that we file) a registration statement, for any equity units, purchase contracts, common stock or any similar securities or any security convertible into such securities,

      . lend or otherwise dispose of or transfer any equity units, purchase contracts, common stock or any similar securities or any security convertible into such securities, or

      . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of equity units, purchase contracts, common stock or any similar securities or any security convertible into such securities.

      Notwithstanding the above, we may, without the consent of the representatives of the underwriters:

      . issue and sell the corporate units offered by this prospectus supplement,

      . issue the common stock issuable upon settlement of a stock purchase contract,

      . issue the common stock issuable upon exercise of the preferred stock outstanding on the date hereof,

      . issue shares of capital stock under our rights plan in effect on the date of hereof,

      . issue restricted stock, grant options or issue and sell capital stock upon the exercise of outstanding stock options or otherwise under any employee or director benefit plan,

      . issuances of common stock or securities convertible or exchangeable into common stock in connection with acquisitions or mergers or in connection with strategic or significant investments provided that in each case the recipient of such common stock or securities convertible or exchangeable into common stock agrees to be bound by the restrictions described above for the remainder of the 90 day period, and

      . issuances of common stock or securities convertible or exchangeable into common stock up to an aggregate principal amount of $100,000,000.

      Our directors and executive officers may, without the consent of the representatives of the underwriters:

      . make bona fide gifts of shares so long as the donees agree to be bound by the lock-up agreements,

      . make transfers to family trusts, custodianships, family limited partnerships, or similar entities so long as the trustees, custodians, partnerships or entities agree to be bound by the lock-up agreements,

      . make pledges of shares for the benefit of non-affiliated lenders,

      . make sales or transfers of shares pursuant to pre-existing contracts, instructions or plans, and

      . transfer or sell up to 25,000 shares of our common stock for each director and up to 50,000 shares of our common stock for each executive officer.

NEW YORK STOCK EXCHANGE LISTING

      The corporate units are a new issue of securities with no established trading market. The corporate units have been approved for listing on the NYSE, subject to notice of official issuance. We have been advised by Merrill Lynch, Pierce, Fenner & Smith Incorporated that it intends to make a market in the securities, but it is not obligated to do so and may discontinue market-making at any time without notice. We can provide no assurance as to the liquidity of, or any trading market for, the securities.

      This prospectus supplement, as amended or supplemented, may be used by the remarketing agent for remarketing.

PRICE STABILIZATION AND SHORT POSITIONS

      Until the distribution of the corporate units offered hereby is completed, SEC rules may limit the underwriters and selling group members from bidding for or purchasing the corporate units or shares of our common stock. However, the underwriters may engage in transactions that stabilize the price of the corporate units or our common stock, such as bids or purchases that peg, fix or maintain the price of the corporate units or our common stock.

      In connection with the offering, the underwriters may make short sales of our corporate units. Short sales involve the sale by the underwriters, at the time of the offering, of a greater number of corporate units than it is required to purchase in the offering. Covered short sales are sales made in an amount not greater than the overallotment option. The underwriters may close out any covered short position by either exercising the overallotment option or purchasing corporate units in the open market. In determining the source of corporate units to close out the covered short position, the underwriters will consider, among other things, the price of corporate units available for purchase in the open market as compared to the price at which they may purchase the corporate units through the overallotment option. Naked short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing corporate units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the corporate units or our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the corporate units and our common stock or preventing or retarding a decline in the market price of the corporate units and our common stock. As a result, the prices of the corporate units and our common stock may be higher than they would otherwise be in the absence of these transactions.

      Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the corporate units or our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

ELECTRONIC PROSPECTUS

      A prospectus in electronic format may be made available on the website maintained by one or more of the underwriters participating in this offering. The underwriters may allocate a number of shares for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Merrill Lynch, Pierce, Fenner & Smith Incorporated will be facilitating distribution for this offering to certain of its internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus supplement is available on the internet website maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus supplement in electronic format, the information on the Merrill Lynch website is not intended to be part of this prospectus supplement.

OTHER RELATIONSHIPS

      In the ordinary course of business, the underwriters and their affiliates have provided financial advisory, investment banking and general financing and banking services to us and certain of our affiliates for customary fees.

      Affiliates of the underwriters are lenders under our existing multi-year revolving credit facility, have provided the commitments under a senior bridge facility and are currently in discussions with us to provide commitments for a 364-day revolving credit facility.

      Stephens Inc., an affiliate of Stephens Group, Inc., is an underwriter in this offering. As of February 25, 2002, Stephens Group, Inc. beneficially owned 16,300,144 shares of our common stock. Warren Stephens, an executive officer of Stephens Inc., is a member of the board of directors of ALLTEL.

                                 LEGAL MATTERS

      Certain legal matters with respect to the offering of the securities will be passed on for us by Kutak Rock LLP, Little Rock, Arkansas, and for the underwriters by Shearman & Sterling, New York, New York. At April 25, 2002, the attorneys of Kutak Rock LLP who are or may be participating in the matters contemplated by this prospectus supplement, beneficially owned a total of 4,652 of our common stock.

PROSPECTUS

                              ALLTEL CORPORATION

[LOGO] Alltel Corporation

                                DEBT SECURITIES
                                 COMMON STOCK
                                PREFERRED STOCK
                                   WARRANTS
                               DEPOSITARY SHARES
                           STOCK PURCHASE CONTRACTS
                                 EQUITY UNITS

      This prospectus provides you with a general description of securities in an aggregate amount not to exceed $5,000,000,000 that we may offer from time to time. These securities include debt securities, common stock, preferred stock, warrants, depositary shares, stock purchase contracts and equity units. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the sale and that may add to or update the information in this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

      ALLTEL common stock, is listed on the New York Stock Exchange and Pacific Stock Exchange under the symbol "AT." Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      We may offer the securities in amounts, at prices and on terms determined by market conditions at the time of offering. We may sell the securities through agents we select or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date of this prospectus or of such supplement.

                   This Prospectus is dated April 10, 2002.

                               TABLE OF CONTENTS

                                                                                               PAGE
                                                                                               ----
About this Prospectus.........................................................................   1
Where You Can Find More Information...........................................................   1
Special Note Regarding Forward-Looking Information............................................   2
ALLTEL Corporation............................................................................   3
Use of Proceeds...............................................................................   4
Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends   4
Description of Debt Securities................................................................   6
Description of Capital Stock..................................................................  12
Description of Warrants.......................................................................  16
Description of Depositary Shares..............................................................  17
Description of Stock Purchase Contracts and Equity Units......................................  19
Plan of Distribution..........................................................................  20
Legal Opinions................................................................................  21
Experts.......................................................................................  21

                                      (i)

                             ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell any combination of the following securities:

      .   debt securities,

      .   common stock,

      .   preferred stock,

      .   warrants,

      .   depositary shares,

      .   stock purchase contracts, and

      .   equity units,

in one or more offerings up to a total dollar amount of $5,000,000,000. This prospectus provides you with a general description of the securities we may sell. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the caption "Where You Can Find More Information." We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement.

      References in this prospectus to the terms "we," "us," "the company," or "ALLTEL" mean ALLTEL Corporation, unless we state otherwise or the context indicates otherwise.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the SEC. You may read and copy documents at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information about the operation of the public reference room. You may also read our SEC filings, including the complete registration statement and all of the exhibits to it, through the SEC's web site at http://www.sec.gov.

      The SEC allows us to "incorporate by reference" information filed with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be part of this prospectus. In addition, information we file with the SEC in the future will automatically update and supersede information contained and incorporated by reference in this prospectus and the accompanying prospectus supplement. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), prior to the termination of this offering:

      .   ALLTEL's Annual Report on Form 10-K for the year ended December 31,
          2001;

      .   ALLTEL's Current Report on Form 8-K dated March 19, 2002;

      . The description of ALLTEL common stock contained in ALLTEL's Registration Statement on Form 8-A (File No. 1-4996) filed February 9, 1987; and

      . The description of the Rights Agreement (discussed below under the caption "Description of Equity Securities") contained in ALLTEL's Registration Statement on Form 8-A (File No. 1-4996) filed February 4, 1997.

      We will provide free copies of any of these documents, if you write or telephone us at:

                              Investor Relations
                               One Allied Drive
                          Little Rock, Arkansas 72202
                           Telephone (501) 905-8999

      We have filed this prospectus as part of a registration statement on Form S-3 with the SEC. The registration statement contains exhibits and other information that are not contained in this prospectus. Descriptions in this prospectus of the provisions of documents filed as exhibits to the registration statement or otherwise filed with the SEC are only summaries of the documents' material terms. If you want a complete description of the content of the documents, you should obtain the documents yourself by following the procedures described above.

              SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

      This prospectus includes and incorporates by reference forward-looking statements within the meaning of the securities laws. All statements that are not historical facts are "forward-looking statements." The words "estimate," "project," "intend," "expect," "believe," "anticipate," "plans," "continues," "may, "will," "would," "should," "could," "potential" and similar expressions identify forward-looking statements. These forward-looking statements include statements regarding the expected financial position, business, financing plans, business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, relating to ALLTEL.

      These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual future results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements are based on estimates, projections, beliefs and assumptions and do not guarantee the future or our expressed beliefs. Important factors that could cause actual results to differ materially from the results expressed or implied by the forward-looking statements include, but are not limited to:

      . the effects of intense competition in the markets and businesses in which we operate;

      . the costs and business risks associated with providing new services or entering new markets;

      .   unexpected changes in demand for our products or services;

      . the effects of mergers and consolidations within the telecommunications industry;

      . our ability to achieve projected synergies and financial results expected from pending or completed acquisitions;

      . rapid and significant changes in technology and the substantial capital requirements associated with meeting the existing and future technological requirements of our business;

      . the effects of ongoing changes in the regulation of the telecommunications industry;

      .   unexpected results of litigation filed against us;

      . the effects of more general factors such as changes in interest rates, in general market or economic conditions or in legislation, regulation or public policy; and

      . those factors listed in any applicable prospectus supplement under the caption "Risk Factors."

      Forward-looking statements speak only as of the date they are made, and we disclaim any obligation to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise.

                              ALLTEL CORPORATION

      ALLTEL Corporation is a customer-focused information technology company that provides communications and information services. ALLTEL conducts its operations primarily through subsidiaries that provide wireless and wireline local, long-distance, network access and Internet services, wide-area paging service and information processing management services and advanced application software. Telecommunications products are warehoused and sold by ALLTEL's distribution subsidiary. Another subsidiary publishes telephone directories for affiliates and other independent telephone companies. The company is incorporated in Delaware. ALLTEL's principal executive offices are located at One Allied Drive, Little Rock, Arkansas 72202, and our telephone number is
(501) 905-8000. ALLTEL's website is located at www.alltel.com. Information on our website does not form part of this prospectus.

                                USE OF PROCEEDS

      We intend to use the net proceeds from the sale of these securities for general corporate purposes which may include refinancing existing debt, financing acquisitions, capital expenditures or other working capital requirements. Further details relating to the uses of the net proceeds of any such offering will be set forth in the applicable prospectus supplement.

           RATIOS OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS

      The following table sets forth the ratios of earnings to fixed charges and to combined fixed charges and preferred stock dividends for ALLTEL, which includes our subsidiaries on a consolidated basis.

      For the purpose of calculating the ratios,

      (1) earnings include:

      . income before taxes and adjustments for minority interest in consolidated subsidiaries; plus

      . income from equity investments, fixed charges, and distributed income of equity investments; less

      . amounts for capitalized interest and the minority interest in pretax income of subsidiaries that have not incurred fixed charges; and

      (2) fixed charges include:

      .   interest on all debt;

      .   amortization of debt issuance costs; and

      .   the interest component of operating rents.

      For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, preferred stock dividends include the amount of pre-tax earnings required to pay the dividends on outstanding preferred stock.

                                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                                -------------------------------------
                                                                2001    2000     1999    1998    1997
                                                                ----    -----    ----    ----    ----
Ratio of earnings to fixed charges............................. 5.92(1) 10.01(2) 4.81(3) 4.17(4) 4.30(5)

Ratio of earnings to combined fixed charges and preferred stock dividends.................................................... 5.92(1) 10.00(2) 4.79(3) 4.14(4) 4.28(5)

--------
(1)Income before taxes for 2001 included pretax gains totaling $360.5 million and consisted of a $347.8 million pretax gain from the sale of PCS licenses, a pretax gain of $9.5 million from the dissolution of a wireless partnership and a pretax gain of $3.2 million from the sale of certain investments. Income before taxes also included pretax charges totaling $95.1 million consisting of termination fees of $2.9 million incurred in connection with the early retirement of long-term debt, charges of $77.1 million incurred in connection with the restructuring of the Company's operations and write-downs of $15.1 million in the carrying value of cell site equipment. Excluding these items, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends both would have been 5.16 for 2001.
(2)Income before taxes for 2000 included pretax gains totaling $1,943.5 million and consisted of a pretax gain of $1,345.5 million from the exchange of wireless properties with Bell Atlantic and GTE, a pretax gain of $36.0 million from the sale of certain PCS assets and a pretax gain of $562.0 million from the sale of investments, principally consisting of WorldCom common stock. Income before taxes also included pretax charges totaling $51.9 million consisting of a $15.0 million write-down of an investment, integration and other charges of $25.4 million incurred in connection with the acquisition of wireless assets and certain restructuring activities of the Company's information services business and a $11.5 million charge incurred in connection with a litigation settlement. Excluding these items, the ratio of earnings to fixed charges would have been 4.85 for 2000 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 4.84 for 2000.
(3)Income before taxes for 1999 included a pretax gain of $43.1 million from the sale of WorldCom common stock. Income before taxes also included a pretax charge of $90.5 million in connection with the closing of the Company's mergers with Aliant Communications Inc., Liberty Cellular Inc., Advanced Information Resources Limited, and Southern Data Systems and with certain loss contingencies and other restructuring activities. Excluding these items, the ratio of earnings to fixed charges would have been 4.95 for 1999 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 4.93 for 1999.
(4)Income before taxes for 1998 included a pretax gain of $296.2 million, principally from the sale of WorldCom common stock. Income before taxes also included pretax charges totaling $310.5 million consisting of merger and integration expenses of $252.0 million incurred in connection with the closing of the Company's merger with 360 Communications Company, a write-down of $55.0 million resulting from changes in a customer care and billing contract with a major customer and termination fees of $3.5 million incurred due to the early retirement of long-term debt. Excluding these items, the ratio of earnings to fixed charges would have been 4.21 for 1998 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 4.18 for 1998.
(5)Income before taxes for 1997 included pretax gains of $209.6 million, principally from the sale of WorldCom common stock and the Company's healthcare operations. Income before taxes also included a pretax write-down of $16.9 million to reflect the fair value less cost to sell the Company's wire and cable operations. Excluding these items, the ratio of earnings to fixed charges would have been 3.69 for 1997 and the ratio of earnings to combined fixed charges and preferred stock dividends would have been 3.66 for 1997.

                        DESCRIPTION OF DEBT SECURITIES

      The following description sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. A prospectus supplement will describe the particular terms and provisions of, and the extent to which the general terms and provisions described below may apply to, a series of debt securities.

      ALLTEL will issue the debt securities under an indenture as supplemented and amended from time to time between ALLTEL and J. P. Morgan Trust Company, National Association, which acts as trustee. The indenture and its associated documents contain the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the securities, and it is subject to and qualified in its entirety by reference to all of the provisions of the indenture, including the definition of certain terms used in the indenture. We include references in parentheses to certain sections of the indenture.

GENERAL

      The indenture:

       .  does not limit the amount of debt securities that we may issue;

       .  allows us to issue debt securities in one or more series;

       . does not require us to issue all of the debt securities of a series at the same time; and

       . allows us to reopen a series to issue additional debt securities without the consent of the debt security holders of such series.

      Each series of debt securities will constitute unsecured and unsubordinated indebtedness of ALLTEL and will rank on an equal basis with ALLTEL's other unsecured and unsubordinated indebtedness. Any secured indebtedness of ALLTEL will rank ahead of the debt securities. Also, we conduct operations primarily through our subsidiaries and substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our cash flow and our ability to meet our obligations under the debt securities will be largely dependent on the earnings of our subsidiaries and the distribution or other payment of these earnings to us in the form of dividends or loans or advances and repayment of loans and advances from us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay the amounts which will be due on our debt securities, or to make any funds available for payment of amounts which will be due on our debt securities. Because we are a holding company, our obligations under our debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights, and the rights of our creditors, including the rights of the holders of the debt securities to participate in any distribution of assets of any of our subsidiaries, when such subsidiary is liquidated or reorganized, is subject to the prior claims of the subsidiary's creditors. To the extent that we may be a creditor with recognized claims against our subsidiaries, our claims will still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary that are senior to us.

      You should refer to the prospectus supplement for the terms of the particular series of debt securities that we are offering, including:

       .  the title of the debt securities of the series;

       . the principal amount of the debt securities being offered and any limit upon the aggregate principal amount;

       .  the date or dates on which the principal will be payable;

       .  the price or prices at which the debt securities will be issued;

      . the fixed or variable rate or rates of the debt securities, or manner of calculation, if any, at which the debt securities of the series will bear interest, the date or dates from which any such interest will accrue and on which such interest will be payable, and, with respect to securities of the series in registered form, the record date for the interest payable on any interest payment date;

      . whether the amount of payments of principal of, and any premium or make-whole amount, which is the amount in addition to principal and interest that is required to be paid to the holder of a debt security as a result of any optional redemption or accelerated payment of such debt security, or interest on, the debt securities may be determined according to an index, formula or other method and how such amounts will be determined;

      . the date or dates on which, and the place or places where the principal of the debt securities will be payable;

      .   any redemption, repurchase, sinking fund, or analogous provisions;

      . if other than the principal amount thereof, the portion of the principal amount that will be payable upon declaration of acceleration of the maturity thereof;

      . whether we will issue debt securities of the series in registered or bearer form, or both;

      . the terms upon which a holder may exchange bearer securities for securities in registered form and vice versa;

      . whether we will issue debt securities in the form of one or more "global securities" through the book-entry system of The Depository Trust Company, New York, New York;

      . whether and under what circumstances ALLTEL will pay additional amounts on the debt securities of the series held by a person who is not a U.S. person in respect of taxes or similar charges withheld or deducted and, if so, whether ALLTEL will have the option to redeem such securities rather than pay such additional amounts;

      . the denominations of the debt securities, if other than $1,000 or an integral multiple of $1,000;

      . whether the debt securities will be convertible into or exchangeable for any other securities and the terms and conditions upon which a conversion or exchange may occur, including the initial conversion or exchange price or rate, the conversion or exchange period and any other additional provisions;

      . the currency in which we will make payments to the holder and, if a foreign currency, the manner of conversion from United States dollars;

      . the applicability, if any, of covenant defeasance provisions described in this prospectus or in the indenture; and

      . any additional provisions or other special terms not inconsistent with the provisions of the indenture, including any terms that may be required by or advisable under United States law or regulations or advisable in connection with the marketing of debt securities of such series.

      To the extent not described in this prospectus, principal and interest, if any, will be payable, and the debt securities of a particular series will be transferable, in the manner described in the prospectus supplement relating to such series.

      Debt securities of any series may be issued as registered securities or bearer securities, or both. In this prospectus and the prospectus supplement we refer to the person in whose name a registered security is registered and the bearer of a bearer security as a "holder." A registered security is a security registered in the name of the holder in the records of the registrar. A global security is a registered security representing the debt of the series registered in the name of a depositary. Unless otherwise provided in the applicable prospectus supplement, we will issue each series of debt securities in the form of one or more global securities that will be deposited with, or on behalf of, The Depository Trust Company, as depositary. We will not offer, sell, resell, or deliver bearer securities to U.S. persons in connection with their original issuance.

      If appropriate, the prospectus supplement will describe federal income tax consequences applicable to a series of debt securities.

GLOBAL SECURITIES

      The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to such series. Global securities, if any, are expected to be deposited with The Depository Trust Company, as depositary. ALLTEL may issue global securities in either registered or bearer form and in either temporary or permanent form. Unless the applicable prospectus supplement provides otherwise, the following provisions will apply to depositary arrangements.

      Once a global security is issued, the depositary for such global security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual debt securities represented by such global security to the accounts of participants that have accounts with such depositary. Such accounts shall be designated by the underwriters, dealers or agents with respect to such debt securities or by ALLTEL if the debt securities are offered directly. Ownership of beneficial interests in such global security will be limited to participants with the depositary or persons that may hold interests through those participants.

      Ownership of beneficial interests in any global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee (with respect to beneficial interests of participants with the depositary) and records of participants (with respect to beneficial interests of persons who hold through participants with the depositary). Neither ALLTEL nor the trustee will have any responsibility or liability for any aspect of the records of the depositary or its nominee or for maintaining, supervising or reviewing any records of the depositary or its nominee or records of participants relating to beneficial ownership interests in the debt securities. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws, as well as limits on participation in the depositary's book-entry system, may impair the ability to own, pledge or transfer beneficial interest in a global security.

      So long as the depositary for a global security or its nominee is the registered owner of such global security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Accordingly, except as described in the applicable prospectus supplement, owners of beneficial interest in a global security will not be entitled to have any of the individual debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in definitive form and will not be considered the owners or holders thereof under the indenture. Each person owning a beneficial interest in a global security must rely on the procedures of the depositary or its nominee and, if such person is not a participant with the depositary, on the procedures of the participant through which such person owns its interests, to exercise any rights of a holder under the indenture.

      Payments of principal of, and any premium (or make-whole amount) and interest on, individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to or at the direction of the depositary or its nominee, as the case may be, as the registered owner of the global security under the indenture. ALLTEL expects that the depositary for a series of debt securities, or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit the accounts of relevant participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant global security as shown on the records of the depositary or its nominee. ALLTEL also expects that payments by participants to owners of beneficial interests in such global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name, and will be the responsibility of such participants. Neither ALLTEL nor the trustee have or will have any responsibility or liability for the payment of such amounts to beneficial owners of debt securities including principal, any premium (or make-whole amount) or interest.

      If the depositary for any debt securities is at any time unwilling, unable or ineligible to continue as depositary and ALLTEL does not appoint a successor depositary within 90 days, ALLTEL will issue individual debt securities in exchange for the global security representing such debt securities. In addition, ALLTEL may at any time and in its sole discretion, subject to any limitations described in the prospectus supplement relating to such debt securities, determine not to have any of such debt securities represented by one or more global securities and in such event will issue individual debt securities in exchange for the global security or securities representing such debt securities.

LIEN ON ASSETS

      If at any time ALLTEL subjects any part of its property to a lien, ALLTEL will provide equal and proportionate security to the debt securities. Exceptions to this covenant include the creation, extension, renewal or refunding of purchase-money mortgages or liens, or other liens to which any property or asset acquired by ALLTEL is subject as of the date of its acquisition by ALLTEL, and the making of any deposit or pledge to secure public or statutory obligations.

      Nothing contained in the indenture prevents an affiliate of ALLTEL, including any or all subsidiaries of ALLTEL holding substantially all the assets of ALLTEL and its consolidated subsidiaries, from mortgaging, pledging, or subjecting to any lien any property or assets, whether or not acquired by such person from ALLTEL. (Section 4.02.) Except as described in this section, the indenture does not contain any covenants or other provisions which would afford holders protection in the event of a highly leveraged transaction involving ALLTEL.

AMENDMENT AND WAIVER

      Subject to certain exceptions, ALLTEL and the trustee may amend or supplement the indenture or the debt securities with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the amendment or supplement, with each series voting as a class. The trustee may waive compliance with any provision with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by such waiver, with each series voting as a class. Without the consent of each holder affected, any such amendment or waiver may not:

      . reduce the amount of debt securities whose holders must consent to an amendment or waiver;

      . change the rate of or change the time of payment of interest on any debt security;

      . change the principal of or change the fixed maturity of any debt security;

      . waive a default in the payment of the principal of or interest on any debt security;

      . make any security payable in money other than that stated in the debt security;

      .   reduce any premium payable upon redemption of any debt security; or

      . impair the right to institute suit for the enforcement of any payment on or with respect to any debt security. (Section 9.02.)

      ALLTEL and the trustee may amend or supplement the indenture without the consent of any holder to:

      . cure any ambiguity, defect, or inconsistency in the indenture or in the debt securities of any series;

      . provide for the assumption of all the obligations of ALLTEL under the securities and the indenture by any corporation in connection with a merger, consolidation, transfer, or lease of ALLTEL's property and assets substantially as an entirety, as provided for in the indenture;

      .   secure the debt securities;

      . provide for uncertificated securities in addition to or in place of certificated debt securities;

      . make any change that does not adversely affect the rights of any holder;

      . provide for the issuance of, and establish the form and terms and conditions of, a series of debt securities or to establish the form of any certifications required to be furnished pursuant to the terms of the indenture or any series of securities; or

      .   add to rights of holders. (Section 9.01.)

CONSOLIDATION, MERGER AND CONVEYANCES

      ALLTEL may not consolidate with or merge into, or transfer or lease its property and assets substantially as an entity to another entity unless:

      . the successor entity is a U.S. corporation and assumes all of ALLTEL's obligations under the debt securities and the indenture; and

      . after giving effect to the transaction, no default under the indenture shall have occurred and be continuing.

      If ALLTEL completes a transaction as described in the previous sentence (other than a lease), ALLTEL's obligations under the securities and the indenture terminate after the transaction is completed. (Section 5.01.)

DEPOSIT OF MONEY OR GOVERNMENT OBLIGATIONS TO PAY SECURITIES

      ALLTEL has the right to terminate certain of its obligations under the debt securities and the indenture with respect to the debt securities of any series or any installment of principal of or interest on that series if ALLTEL:

      . irrevocably deposits with the trustee, in trust for the benefit of the holders of that series or portions thereof, money or non-callable obligations of the United States of America sufficient to pay, when due, principal of and interest on the debt securities with respect to which a deposit is made to maturity; or redemption or such installment of principal or interest, as the case may be; and

      . all other conditions set forth in the securities of that series are met.

      In such event, however, ALLTEL's obligation to pay the principal of and interest on the debt securities shall survive until the securities are no longer outstanding. (Section 8.01; Section 4.01.)

EVENTS OF DEFAULT

      Holders will have special rights if an event of default occurs and is not cured. The following events are defined in the indenture as events of default:

      .   default in the payment of interest for 90 days;

      . default in the payment of the principal of any security of such series;

      . failure by ALLTEL for 90 days following sufficient notice to comply with any of its other agreements in the debt securities of such series or in the indenture; and

      .   certain events of bankruptcy or insolvency. (Section 6.01.)

      If an event of default occurs with respect to the debt securities of any series and is continuing, the trustee or the holders of at least 25% in principal amount of all of the outstanding debt securities of that series may declare the principal to be due and payable. Upon such declaration, such principal and all accrued interest thereon shall be due and payable immediately. (Section 6.02.)

      Subject to the provisions in the indenture for the indemnification of the trustee, the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series affected may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. The trustee may refuse to follow any such direction that conflicts with law or the indenture, that is unduly prejudicial to the rights of holders of that series or that would subject the trustee to personal liability. (Section 6.05.)

      A holder may pursue a remedy with respect to the indenture or the debt securities of any series only if:

      . such holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of such series;

      . the holders of at least 25% in aggregate principal amount of outstanding debt securities of such series shall have made written request to the trustee to pursue the remedy;

      . such holder or holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any loss, liability or expense to be, or which may be, incurred by the trustee in pursuing the remedy;

      . the trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

      . during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding securities of such series have not given the trustee a direction that is inconsistent with such written request.

      A holder may not use the indenture to prejudice the rights of another holder or to obtain a preference or priority over such other holder. (Section 6.06.).

      The trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense. (Section 7.01(f).) The trustee may withhold from holders notice of any continuing default, except a default in payment of principal or interest, if it determines that withholding notice is in their interests. (Section 7.05.)

EXCHANGE OF SECURITIES

      A holder of registered debt securities may exchange them for an equal aggregate principal amount of registered debt securities. (Section 2.08(a).)

   To the extent permitted by the terms of a series of debt securities authorized to be issued in registered form and unregistered form, a holder of unregistered debt securities may exchange them for an equal aggregate principal amount of registered or unregistered debt securities. (Section 2.08(b).) A holder may not exchange registered debt securities for unregistered debt securities until ALLTEL has notified the trustee and the registrar that, as a result of such exchange, ALLTEL will not suffer adverse consequences under United States laws and regulations.

      Any exchange of debt securities will be for debt securities of the same series and date of maturity in such authorized denominations as the holder may request. Securities must be surrendered for exchange at the agency ALLTEL maintains for such purpose and all other requirements of such agent must be fulfilled.

CONCERNING THE TRUSTEE

      ALLTEL maintains banking relationships in the ordinary course of business with the trustee.

                         DESCRIPTION OF CAPITAL STOCK

      The following summary is qualified in its entirety by the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation of ALLTEL, as amended (the "ALLTEL Certificate") and ALLTEL's Rights Agreement (described below). The ALLTEL Certificate and Rights Agreement are included as exhibits to ALLTEL's Annual Report on Form 10-K on file with the SEC. See "Where You Can Find More Information."

GENERAL

      The authorized capital stock of ALLTEL consists of 1,000,000,000 shares of ALLTEL common stock, par value $1 per share, 50,000,000 shares of voting cumulative preferred stock, par value $25 per share (the "ALLTEL Voting Preferred Stock") and 50,000,000 shares of cumulative non-voting preferred stock, no par value (the "ALLTEL Non-Voting Preferred Stock").

ALLTEL COMMON STOCK AND RELATED RIGHTS

      The holders of the ALLTEL common stock have one vote per share on matters submitted to a vote of shareholders. Such holders vote as a class together with the holders of ALLTEL Voting Preferred Stock. All shares of ALLTEL common stock will participate equally in the distribution of property remaining after payment of liquidation preferences on preferred stock and after satisfaction of all other claims, on liquidation, dissolution or winding up of the affairs of ALLTEL. Such shares will also equally participate in all dividends declared by the ALLTEL board. The outstanding shares of ALLTEL common stock are fully paid and non-assessable. The ALLTEL common stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions. At February 25, 2002, there were 310,854,020 shares of ALLTEL common stock issued and outstanding.

      The ALLTEL bylaws provide for a classified board consisting of three classes of directors with each class being elected for a term of three years. The number of directors in each class may be fixed or changed from time to time by either (i) a majority of stockholders represented and entitled to vote at a meeting called for the purpose of electing directors or (ii) the affirmative vote of the majority of directors then in office.

      ALLTEL is party to a Rights Agreement (the "Rights Agreement"), dated January 30, 1997 (the "Dividend Declaration Date") pursuant to which ALLTEL's board declared a dividend of one right ("Right") for each share of ALLTEL common stock outstanding on February 9, 1997 (the "Record Date") and for each share of ALLTEL common stock issued between the Record Date and the Distribution Date (defined below). Each holder of a Right may purchase from ALLTEL, upon the occurrence of certain events, 1/1000 of a share of ALLTEL's Series K Cumulative Voting Preferred Stock, par value $25 per share (the "Series K Stock") at a price of $100.00 per 1/1000 of a share (the "Purchase Price"). The number of Rights per share of ALLTEL common stock, the number of shares of Series K Stock for which each Right is exercisable and the Purchase Price are subject to adjustment as described below.

      The certificates for the ALLTEL common stock evidence the Rights. A separate certificate for each Right will be issued on the close of business on the tenth business day after the earliest to occur of the following two events (the earlier of such dates being called the "Distribution Date"):

                   (1) the public announcement that any person (other than
             ALLTEL, any subsidiary of ALLTEL or any employee benefit plan of ALLTEL) together with its affiliates and associates (an "Acquiring Person"), beneficially owns 15% or more of ALLTEL common stock; or

                   (2) the close of business on the tenth business day after
             any person commences a tender or exchange offer if upon completion that person would beneficially own 15% or more of ALLTEL common stock.

The Rights Agreement provides that, until the Distribution Date, the Rights will only be transferred with the ALLTEL common stock. The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 31, 2007 ("Final Expiration Date"), unless earlier redeemed by ALLTEL as described below.

      If an Acquiring Person acquires 15% or more of ALLTEL common stock (the "Stock Acquisition Date") then each holder of a Right shall have the right to purchase at the then current Purchase Price and in lieu of Series K Stock, shares of ALLTEL common stock having a value equal to two times the Purchase Price. If an Acquiring Person acquires 15% or more of ALLTEL common stock pursuant to a tender offer or an exchange offer at a price and on terms determined by at least a majority of the Rights Agreement Continuing Directors (defined below) to be in the best interest of ALLTEL and its shareholders (a "Qualifying Offer"), then Rights holders shall not be entitled to exercise the Rights. The term "Rights Agreement Continuing Director" means: (a) any member of the ALLTEL board who is not an Acquiring Person or an affiliate or associate of such person, and who was a member of the ALLTEL board prior to the date of the Rights Agreement or (b) any person who subsequently becomes a member of the ALLTEL board if the member's election to the ALLTEL board is recommended or approved by a majority of the Rights Agreement Continuing Directors.

      Except for certain transactions involving a Qualifying Offer, if following the Stock Acquisition Date either:

                   (a) ALLTEL engages in a merger or other business combination transaction in which ALLTEL does not survive,

                   (b) ALLTEL engages in a merger or other business combination transaction with another person in which ALLTEL survives, but in which ALLTEL common stock is changed or exchanged, or

                   (c) 50% or more of ALLTEL's assets, cash flow or earning
             power is sold or transferred,

the Rights Agreement provides that each holder of a Right will thereafter have the right to purchase at the then current Purchase Price, common stock of the acquiring company having a value equal to two times the Purchase Price.

      The Purchase Price payable, and the number of shares of Series K Stock or other securities or property issuable, on exercise of the Rights, are subject to adjustment from time to time to prevent dilution following stock dividends, subdivisions, combinations, reclassifications, warrant or right grants or distributions. Also, if prior to the Distribution Date ALLTEL declares a dividend on, subdivides or combines into a smaller number the outstanding shares of ALLTEL common stock, then the number of Rights associated with each share of ALLTEL common stock shall be proportionately adjusted in such a manner that the total number of outstanding Rights is unchanged.

      Until the close of business on the tenth business day following the Stock Acquisition Date, the ALLTEL board of directors by majority vote may redeem and terminate the Rights at a price of $0.01 per Right (the "Right Redemption Price"). ALLTEL may, at its option, pay the Right Redemption Price in cash, ALLTEL common stock, or any other form of consideration deemed appropriate by the ALLTEL Board.

      Until a Right is exercised, a Right holder has no rights as a shareholder of ALLTEL, including, the right to vote or to receive dividends and such Rights have no dilutive effect on the earnings of ALLTEL.

      Prior to the Distribution Date, ALLTEL may amend the Rights Agreement without the approval of Rights holders. Following the Distribution Date, ALLTEL may amend the Rights Agreement without the approval of Rights holders to:

                   (a) cure any ambiguity;

                   (b) correct or supplement any defective or inconsistent
             provision;

                   (c) shorten or lengthen any required time period; or

                   (d) change any provisions in the Rights Agreement in any
             manner which does not adversely affect the interests of the Rights holders (other than an Acquiring Person).

However, the Rights Agreement may not be amended to lengthen a time period relating to when the Rights may be redeemed if the Rights are not then redeemable, or to lengthen any other time period unless such lengthening is for the purpose of protecting the Rights holders. Additionally, after the Distribution Date ALLTEL may not make any amendment to the Rights Agreement that changes the Rights Redemption Price, the Final Expiration Date, the Purchase Price or the number of 1/1000 of a share of Series K Stock for which a Right is exercisable.

      The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or a group that attempts to acquire ALLTEL without conditioning the offer on: (a) the Rights being redeemed; (b) a substantial number of Rights being acquired; or (c) being deemed a Qualifying Offer under the Rights Agreement. However, the Rights should not interfere with any merger or business combination in connection with a Qualifying Offer or that is approved by ALLTEL.

DELAWARE ANTI-TAKEOVER STATUTE

      Section 203 of the Delaware General Corporation Law restricts business combinations with certain interested shareholders (defined under the Delaware General Corporation Law to include persons who beneficially own or acquire 15% or more of a Delaware corporation's voting stock, with the exception of any person who owned and has continued to own shares in excess of the 15% limitation since December 23, 1987, hereinafter a "Section 203 Interested Shareholder"). Section 203, which applies to ALLTEL, prohibits business combination transactions between a publicly held Delaware corporation and any
Section 203 Interested Shareholder for a period of three years after the date on which the Section 203 Interested Shareholder became an interested shareholder, unless (a) prior to that date the corporation's board of directors approved either the proposed business combination or the transaction which resulted in the Section 203 Interested Shareholder becoming an interested shareholder, (b) upon consummation of the transaction which resulted in the
Section 203 Interested Shareholder becoming an interested shareholder, the
Section 203 Interested Shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned
(i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) on or subsequent to such date the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Section 203 Interested Shareholder.

FAIR PRICE PROVISIONS

      In addition to the provisions of Section 203, the ALLTEL Certificate contains certain "fair price" provisions which impose further conditions on the consummation of business combination transactions ("Section 203 Business Combinations"). The ALLTEL Certificate requires the holders of at least 85% of the voting power of the outstanding shares of any class of stock of ALLTEL entitled to vote generally in the election of directors to approve all Section 203 Business Combinations involving ALLTEL and a Section 203 Interested Shareholder unless: (a) after becoming a Section 203 Interested Shareholder, such person shall (i) have taken steps to ensure the ALLTEL Continuing Directors (as defined below) maintain representation on the ALLTEL board proportionate to the stockholdings of the holders of ALLTEL voting stock not affiliated with the Section 203 Interested Shareholder, (ii) the Section 203 Interested Shareholder shall not have acquired newly issued securities from ALLTEL (except in certain limited circumstances) and (iii) the Section 203 Interested Shareholder shall not have acquired any additional outstanding voting stock, or securities convertible into voting stock, except as part of the transaction that resulted in the Section 203 Interested Shareholder becoming an interested shareholder; and (b) certain minimum price and other procedural requirements are met in connection with the proposed transaction with the Section 203 Interested Shareholder.

      The term "ALLTEL Continuing Directors" is defined as any person who was a member of the ALLTEL board and elected by shareholders prior to the time when the Section 203 Interested Shareholder acquired in excess of 5% of the voting stock of ALLTEL, or any person recommended to succeed a ALLTEL Continuing Director by a majority of the ALLTEL Continuing Directors. Although neither
Section 203, nor the ALLTEL fair price provision or ALLTEL Certificate, would preclude the holders of a controlling interest from exercising control over ALLTEL and would not prevent a hostile acquisition of control of ALLTEL, such provisions may have the effect of discouraging or making more difficult a hostile acquisition of control.

RIGHTS OF APPRAISAL

      Under the Delaware General Corporation Law, shareholders may exercise a right to dissent from certain corporate actions and obtain payment of the fair value of their shares. This remedy is an exclusive remedy, except where the corporate action involves fraud or illegality. The Delaware General Corporation Law provides appraisal rights only in certain mergers or consolidations and not (unless the certificate of incorporation of a corporation so provides, which the ALLTEL Certificate does not) for a sale or transfer of all or substantially all of a corporation's assets or an amendment to its certificate of incorporation. Moreover, the Delaware General Corporation Law does not provide appraisal rights in connection with a merger or consolidation (unless the certificate of incorporation so provides, which the ALLTEL Certificate does not) to the holders of shares of a constituent corporation listed on a national securities exchange (or designated as a national market system security by the National Association of Securities Dealers, Inc.) or held of record by more than 2,000 shareholders, unless the applicable agreement of merger or consolidation requires the holders of such shares to receive, in exchange for such shares, any property other than shares of stock of the resulting or surviving corporation, shares of stock of any other corporation listed on a national securities exchange (or designated as described above) or held of record by more than 2,000 holders, cash in lieu of any fractional shares or any combination of the foregoing. In addition, the Delaware General Corporation Law denies appraisal rights if the shareholders of the surviving corporation in a merger did not have to vote to approve the merger.

ALLTEL PREFERRED STOCK

      The Board of Directors of ALLTEL may issue (without obtaining shareholder approval) shares of preferred stock in such series as it deems appropriate. As of February 25, 2002, there were no shares of ALLTEL Voting Preferred Stock and a total of 60,843 shares of ALLTEL Non-Voting Preferred Stock issued and outstanding. ALLTEL has reserved 500,000 shares of Series K Stock for future issuance under the Rights Agreement discussed above.

      Prior to the issuance of shares of any series of preferred stock, the ALLTEL Board is required by the Delaware General Corporation Law and the ALLTEL Certificate to fix, for each series, the designations, powers and preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof, as are permitted by Delaware Law. Investors should refer to the prospectus supplement relating to the offering of a series of preferred stock for the specific terms of that series, including:

      . the distinctive serial designation and the number of shares constituting such series;

      . the dividend rates or the amount of dividends to be paid on the shares of such series, whether dividends shall be cumulative and, if so, from which date or dates, the payment and record date or dates for dividends, and the participating and other rights, if any, with respect to dividends;

      . the voting powers, full or limited, if any, of the shares of such series;

       . whether the shares of such series shall be redeemable and, if so, the price or prices at which, and the terms and conditions on which, such shares may be redeemed;

       . the amount or amounts payable upon the shares of such series and any preferences applicable thereto in the event of voluntary or involuntary liquidation, dissolution or winding up of the company;

       . whether the shares of such series shall be entitled to the benefit of a sinking or retirement fund to be applied to the purchase or redemption of such shares, and if so entitled, the amount of such fund and the manner of its application, including the price or prices at which such shares may be redeemed or purchased through the application of such fund;

       . whether the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of ALLTEL or a subsidiary and, if so convertible or exchangeable, the conversion price or prices, the rate or rates of exchange, and the adjustments thereof, if any, at which such conversion or exchange may be made, and any other terms and conditions of such conversion or exchange;

       . the price or other consideration for which the shares of such series shall be issued;

       . whether the shares of such series which are redeemed or converted shall have the status of authorized but unissued shares of undesignated preferred stock (or series thereof) and whether such shares may be reissued as shares of the same or any other class or series of stock; and

       . such other powers, preferences, rights, qualifications, limitations and restrictions thereof as the board of directors may deem advisable.

TRANSFER AND RIGHTS AGENT, REGISTRAR

      First Union National Bank serves as the registrar and transfer and rights agent for the common stock.

STOCK EXCHANGE LISTING

      Our common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange. The trading symbol for our common stock on these exchanges is "AT."

                            DESCRIPTION OF WARRANTS

      ALLTEL may issue warrants for the purchase of debt securities, preferred stock or common stock. Warrants may be issued independently or together with other securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between ALLTEL and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the SEC in connection with the offering of warrants.

      The prospectus supplement relating to a particular issue of warrants to issue securities will describe the terms of those warrants, including the following:

       .  the title of the warrants;

       .  the offering price for the warrants, if any;

       .  the aggregate number of the warrants;

       . the designation and terms of the securities purchasable upon exercise of the warrants;

       . if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

       . if applicable, the date from and after which the warrants and any securities issued with them will be separately transferable;

       . the number or amount of securities that may be purchased upon exercise of a warrant and the price at which the securities may be purchased upon exercise;

       . the dates on which the right to exercise the warrants will commence and expire;

       . if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

       . whether the warrants represented by the warrant certificates or securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

       .  information relating to book-entry procedures, if any;

       . the currency or currency units in which the offering price, if any, and the exercise price are payable;

       . if applicable, a discussion of material United States federal income tax considerations;

       .  anti-dilution provisions of the warrants, if any;

       . redemption, repurchase or analogous provisions, if any, applicable to the warrants; and

       . any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

      Each warrant will entitle the holder of the warrant to purchase at the exercise price set forth in the applicable prospectus supplement the principal amount of debt securities or shares of preferred stock or common stock being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants are void. Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered.

      Until you exercise your warrants to purchase ALLTEL debt securities, preferred stock, or common stock, you will not have any rights as a holder of our debt securities, preferred stock, or common stock, as the case may be, by virtue of your ownership of warrants.

                       DESCRIPTION OF DEPOSITARY SHARES

GENERAL

      ALLTEL may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do so, we may issue receipts for depositary shares that each represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between ALLTEL and a bank or trust company that meets certain requirements and is selected by us (the "Bank Depositary"). Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

      We have summarized some common provisions of a depositary agreement and the related depositary receipts. The forms of the depositary agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC each time we issue depositary shares, and you should read those documents for provisions that may be important to you.

DIVIDENDS AND OTHER DISTRIBUTIONS

      If ALLTEL pays a cash distribution or dividend on a series of preferred stock represented by depositary shares, the Bank Depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the Bank Depositary will distribute the property to the record holders of the depositary shares. However, if the Bank Depositary determines that it is not feasible to make the distribution of property, the Bank Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.

REDEMPTION OF DEPOSITARY SHARES

      If ALLTEL redeems a series of preferred stock represented by depositary shares, the Bank Depositary will redeem the depositary shares from the proceeds received by the Bank Depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the Bank Depositary may determine.

VOTING THE PREFERRED STOCK

      Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the Bank Depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the Bank Depositary as to how to vote the preferred stock represented by such holder's depositary shares. The Bank Depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and ALLTEL will take all action which the Bank Depositary deems necessary in order to enable the Bank Depositary to do so. The Bank Depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

CONVERSION OR EXCHANGE OF PREFERRED STOCK

      If the deposited preferred stock is convertible into or exchangeable for other securities, the depositary shares, as such, will not be convertible into or exchangeable for such other securities. Rather, any holder of the depositary shares may surrender the related depositary receipts, together with any amounts payable by the holder in connection with the conversion or the exchange, to the depositary with written instructions to cause conversion or exchange of the preferred stock represented by the depositary shares into or for such other securities. If only some of the depositary shares are to be converted or exchanged, a new depositary receipt or receipts will be issued for any depositary share not converted or exchanged.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT

      The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the Bank Depositary and ALLTEL. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The depositary agreement may be terminated by the Bank Depositary or ALLTEL only if: (1) all outstanding depositary shares have been redeemed; or (2) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of ALLTEL and such distribution has been distributed to the holders of depositary receipts.

CHARGES OF BANK DEPOSITARY

      ALLTEL will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will also pay charges of the Bank Depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be for their accounts.

WITHDRAWAL OF PREFERRED STOCK

      Except as may be provided otherwise in the applicable prospectus supplement, upon surrender of depositary receipts at the principal office of the Bank Depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Bank Depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

MISCELLANEOUS

      The Bank Depositary will forward to holders of depositary receipts all reports and communications from ALLTEL that are delivered to the Bank Depositary and that we are required to furnish to the holders of the preferred stock. Neither the Bank Depositary nor ALLTEL will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the depositary agreement. The obligations of the Bank Depositary and ALLTEL under the depositary agreement will be limited to performance in good faith of our duties thereunder, and we will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. ALLTEL may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

RESIGNATION AND REMOVAL OF BANK DEPOSITARY

      The Bank Depositary may resign at any time by delivering to ALLTEL notice of its election to do so, and we may at any time remove the Bank Depositary. Any such resignation or removal will take effect upon the appointment of a successor Bank Depositary and its acceptance of such appointment. The successor Bank Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company meeting the requirements of the depositary agreement.

           DESCRIPTION OF STOCK PURCHASE CONTRACTS AND EQUITY UNITS

      We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of common stock, or other securities at a future date or dates. We may fix the price and number of securities subject to the stock purchase contracts at the time we issue the stock purchase contracts or we may provide that the price and number of securities will be determined pursuant to a formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities or debt obligations of third parties, including U.S. treasury securities, securing the obligations of the holders of the units to purchase the securities under the stock purchase contracts. We refer to these units as equity units. The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the equity units or vice versa, and those payments may be unsecured or refunded on some basis.

      The applicable prospectus supplement will describe the terms of the stock purchase contracts or equity units offered by that prospectus supplement. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts or equity units, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or equity units, which will be filed with the SEC each time we issue stock purchase contracts or equity units. Material United States federal income tax considerations applicable to the equity units and the stock purchase contracts will also be discussed in the applicable prospectus supplement. If we issue any stock purchase contracts or equity units, we will file or incorporate the form of stock purchase contract and equity unit as exhibits to the registration statement and you should read these documents for provisions that may be important to you. You can obtain copies of any form of stock purchase contract and equity unit by following the directions described under the caption "Where You Can Find More Information."

                             PLAN OF DISTRIBUTION

      We may sell the securities to or through underwriters. We also may sell the securities directly to other purchasers or through agents. Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with the securities.

      The distribution of the securities may be effected from time to time in one or more transactions at:

       .  a fixed price or prices, which may be changed;

       .  market prices prevailing at the time of sale;

       .  prices related to such prevailing market prices; or

       .  negotiated prices.

      In connection with the sale of the securities, underwriters may receive compensation from ALLTEL or from purchasers of the securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. We will identify any such underwriter or agent, and describe any such compensation, in the prospectus supplement.

      Under agreements which may be entered into by ALLTEL, underwriters and agents who participate in the distribution of the securities may be entitled to indemnification by ALLTEL against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.

      Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

      Unless otherwise indicated in the prospectus supplement, we do not intend to list any of the securities on a national securities exchange, other than common stock. In the event the securities are not listed on a national securities exchange, certain broker-dealers may make a market in the securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the securities or as to the liquidity of the trading market for the securities, whether or not the securities are listed on a national securities exchange. The prospectus supplement with respect to the securities will state, if known, whether or not any broker-dealer intends to make a market in the securities. If no such determination has been made, the prospectus supplement will so state.

      We will set forth the place and time of delivery for the securities in the prospectus supplement.

                                LEGAL OPINIONS

      Kutak Rock LLP, Little Rock, Arkansas, will pass upon legal matters for ALLTEL in connection with the issuance and sale of the securities. The attorneys of Kutak Rock LLP who are or may be participating in the matters contemplated by this registration statement beneficially owned as of March 28, 2002, a total of 4,652 shares of ALLTEL common stock.

                                    EXPERTS

      The audited consolidated financial statements and related financial statement schedule, which are included in ALLTEL's 2001 Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports dated January 21, 2002, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. Reference is made to the January 21, 2002 report on the consolidated financial statements, which includes an explanatory paragraph with respect to the change in the method of accounting for computing and amortizing unrecognized actuarial gains and losses related to a subsidiary's defined benefit pension plan, effective January 1, 2001, and the change in the method of accounting for certain communications revenues, effective January 1, 2000, as discussed in Note 2 to the consolidated financial statements.

================================================================================


                            25,000,000 EQUITY UNITS
             (INITIALLY CONSISTING OF 25,000,000 CORPORATE UNITS)

[LOGO] Alltel Corporation
                              ALLTEL CORPORATION

                        -------------------------------
                            PROSPECTUS  SUPPLEMENT
                        -------------------------------

                        BANC OF AMERICA SECURITIES LLC

                              MERRILL LYNCH & CO.

                             SALOMON SMITH BARNEY

                           WACHOVIA SECURITIES, INC.

                        BANC ONE CAPITAL MARKETS, INC.

                           MCDONALD INVESTMENTS INC.

                                 STEPHENS INC.

                          SUNTRUST ROBINSON HUMPHREY

                             APRIL         , 2002

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